SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 15, 2009

Commission File Number 1-14846

AngloGold Ashanti Limited
(Translation of registrant's name into English)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   No X

Enclosure: Press release   ANGLOGOLD ASHANTI – REPORT FOR THE QUARTER ENDED MARCH 31, 2009, PREPARED IN ACCORDANCE WITH INTERNATIONAL ACCOUNTING STANDARDS

Report
for the quarter ended 31 March 2009

Group results for the quarter….

- ❖ Continued progress on safety, with lowest-ever number of Lost Time Injuries, while maintaining an improved fatality rate.
- ❖ Production of 1.103Moz, in line with updated guidance.
- ❖ Total cash costs of $445/oz, in line with original guidance.
- ❖ Gold spot-price up 14%; received price up 25% quarter-on-quarter.
- ❖ Hedge book commitments reduced by further 154,000oz, with 6% discount to average spot price received.
- ❖ Adjusted headline earnings of $150m, up significantly from prior-quarter $17m loss.
- ❖ Further portfolio optimisation through sale of Boddington mine to Newmont Mining Corp. and Tau Lekoa mine to Simmer & Jack Mines Limited.
- ❖ Anglo American Plc sale of remaining stake to Paulson & Company removes overhang.

		ended Mar 2009	Quarter ended Dec 2008	ended Mar 2008 Restated	Year ended Dec 2008	ended Mar 2009	Quarter ended Dec 2008	ended Mar 2008 Restated	Year ended Dec 2008
		SA rand / Metric				US dollar / Imperial			
Operating review									
Gold									
Produced	- kg / oz (000)	34,306	39,429	37,210	154,958	1,103	1,268	1,196	4,982
Price received [1]	- R/kg / $/oz	273,109	219,329	183,945	130,522	858	687	755	485
Price received normalised for accelerated settlement of non-hedge derivatives [1]	- R/kg / $/oz	273,109	219,329	183,945	185,887	858	687	755	702
Total cash costs	- R/kg / $/oz	141,552	134,813	104,461	117,462	445	422	430	444
Total production costs	- R/kg / $/oz	180,751	172,312	136,200	150,149	568	540	561	567
Financial review									
Gross profit (loss)	- Rm / $m	1,102	2,187	(3,530)	939	111	390	(99)	594
Gross profit (loss) adjusted for the gain (loss) on unrealised non-hedge derivatives and other commodity contracts [2]	- Rm / $m	2,764	1,241	1,911	(2,945)	279	125	250	(384)
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives [2]	- Rm / $m	2,764	1,241	1,911	5,072	279	125	250	626
Profit (loss) attributable to equity shareholders	- Rm / $m	1	(11,869)	(3,812)	(16,105)	-	(1,016)	(142)	(1,195)
Headline earnings (loss) [3]	- Rm / $m	-	516	(3,880)	(4,375)	-	234	(151)	(30)
Headline earnings(loss) adjusted for the gain (loss) on unrealised non-hedge derivatives and other commodity contracts and fair value adjustments on convertible bond [4]	- Rm / $m	1,482	(178)	813	(7,197)	150	(17)	105	(897)
Capital expenditure	- Rm / $m	2,381	2,994	1,930	9,905	241	302	257	1,201
(Loss) profit per ordinary share	- cents/share								
Basic		-	(3,335)	(1,351)	(5,077)	-	(285)	(50)	(377)
Diluted		-	(3,335)	(1,351)	(5,077)	-	(285)	(50)	(377)
Headline [3]		-	145	(1,376)	(1,379)	-	66	(54)	(9)
Headline earnings (loss) adjusted for the gain (loss) on unrealised non-hedge derivatives and other commodity contracts and fair value adjustments on convertible bond [4]	- cents/share	414	(50)	288	(2,269)	42	(5)	37	(283)

Notes:
1. Refer to note C "Non-GAAP disclosure" for the definition.
2. Refer to note B "Non-GAAP disclosure" for the definition.
3. Refer to note 8 "Notes" for the definition.
4. Refer to note A "Non-GAAP disclosure" for the definition.

$ represents US dollar, unless otherwise stated.

Rounding of figures may result in computational discrepancies.

Quarter 1 2009

Global Footprint

AngloGold Ashanti is a global company…


USA
Cripple Creek
& Victor
Gramalote
Colombia
Colosa
Brazil
Serra
Grande
Brasil
Mineração
Argentina
Cerro Vanguardia
Yatela
Sadiola
Mali
Morila
Guinea
Ghana
Siguiri
Iduapriem &
Teberebie
Obuasi
DRC
Mongbwalu
Geita
Tanzania
Navachab
Namibia
South Africa
SA Operations
Moab Khotsong
Tau Lekoa
Russia
China
Philippines
Sunrise Dam
Australia
Tropicana
Operations with
brownfields exploration
Greenfields
exploration areas
Exploration alliance areas

…with an extensive portfolio of new and emerging opportunities.

ANGLOGOLD ASHANTI



Operations **at a glance**
for the quarter ended 31 March 2009

	Production		Total cash costs		Gross profit (loss) adjusted for the gain (loss) on unrealised non-hedge derivatives and other commodity contracts [1]	
	oz (000)	% Variance [2]	$/oz	% Variance [2]	$m	$m Variance [2]
Mponeng	128	(11)	244	10	63	3
AngloGold Ashanti Mineração	68	(18)	288	23	29	2
Kopanang	77	(15)	338	9	25	1
Cripple Creek & Victor	56	(28)	336	4	23	3
Siguiri [3]	80	(1)	492	3	22	12
Moab Khotsong	65	(8)	292	(8)	20	8
Morila [3, 4]	39	(17)	413	7	17	6
Sadiola [3, 4]	36	(27)	315	(18)	17	12
TauTona	59	(16)	385	18	16	9
Sunrise Dam	98	15	574	18	12	3
Cerro Vanguardia [3]	47	(16)	400	(14)	11	9
Iduapriem	37	(35)	535	(7)	10	7
Navachab	18	(10)	457	(11)	6	4
Great Noligwa	43	(32)	587	30	4	(4)
Serra Grande [3]	11	(54)	499	92	4	(3)
Tau Lekoa	31	(14)	593	24	4	2
Savuka	14	(22)	452	77	4	-
Yatela [3, 4]	14	(13)	547	(2)	3	-
Obuasi	92	(6)	701	(2)	(1)	32
Geita	44	(15)	1,018	11	(17)	41
Other	46	70			43	26
Sub-total	1,103	(13)	445	5	316	173
Less equity accounted investments					(37)	(19)
AngloGold Ashanti					279	154

1   *Refer to note B "Non-GAAP disclosure" for the definition.*
2   *Variance March 2009 quarter on December 2008 quarter - increase (decrease).*
3   *Attributable.*
4   *Equity accounted joint ventures.*

Rounding of figures may result in computational discrepancies.



Financial and **operating review**

OVERVIEW FOR THE QUARTER

AngloGold Ashanti's "Safety is Our First Value" campaign has now run for just over 18 months delivered a substantial impact across the business. While safety gains were recorded at many of the South African operations during the first quarter, two employees tragically lost their lives in separate accidents at the Moab Khotsong and Tau Lekoa mines. The company recorded a Fatal Injury Frequency Rate (FIFR) of 0.05 per million hours worked, a 58% improvement on the FIFR of 0.12 in the fourth quarter. The Lost Time Injury Frequency Rate (LTIFR) of 7.05 during the second quarter, compared with 6.98 in the three months ending December. Leadership across AngloGold Ashanti remains fully committed to continuing to improve safety performance to deliver a workplace free of accidents.

First-quarter gold production of 1.1Moz was 2.4% lower than the initial guidance of 1.13Moz, but in line with revised guidance issued on 2 April, 2009. The general operating performance across the business was solid and the operating issues in South Africa and Tanzania that caused revision of first-quarter guidance in April have now been resolved.

Southern Africa operations produced 481,000oz at a total cash cost of $347/oz, compared with 540,000oz at $325/oz in the previous quarter. Uranium output was 5% higher at 369,000lbs. Management's decision to suspend some underground operations in South Africa to further improve safety contributed to the reduction, as did the slower-than-anticipated resumption of work after the December break. The Vaal River division was further impacted by inventory lock-up in the plant at Kopanang and the intersection of unidentified geological structures at Moab Khotsong, while maintenance at Mponeng and a five-day drillers' strike at Savuka led to lower output from the West Wits operations. The strike at Savuka related to a disagreement on payments to drillers and this issue has since been resolved.

The Africa region produced 342,000oz at a total cash cost of $591/oz, compared with 401,000oz at $586/oz in the previous quarter. Planned reductions in volume at Yatela and Sadiola as well as a plant breakdown at Geita contributed to lower production. Strong performances were delivered by Siguiri which benefited from grade improvements and Obuasi which is successfully meeting its turnaround objectives.

The South America region produced to its plan of 126,000oz at $348/oz, compared with 164,000oz at $327/oz in the previous quarter, while Cripple Creek & Victor in North America had production of 56,000oz at $336/oz versus 78,000oz at $322/oz in the previous period. AngloGold Ashanti's Australian operation produced 98,000oz at A$865/oz ($574/oz), as compared with 85,000oz at A$721/oz ($486/oz) in the previous quarter as Sunrise Dam drew down higher-grade ore from stockpiles. The Australian operations are performing ahead of planned targets.

AngloGold Ashanti's total cash costs rose 5% to $445/oz, in-line with initial guidance of $440/oz to $450/oz. While the increase was anticipated, it was due mainly to the lower volumes across most of the company's mines, partly offset by lower fuel costs.

The company continued to deliver into hedge commitments, part of its strategy to reduce its overall position and increase exposure to spot gold-prices. The net delta of the hedge book reduced by 360,000oz, or 7%, to 4.86Moz with total commitments of 5.84Moz, reflecting a decline of 154,000oz, or 3% at 31 March 2009. The overall reduction in the hedge position was due to deliveries made into maturing contracts.

We continue to deliver on our strategic restructuring objectives with the sale by Anglo American Plc of its remaining stake in the company, thereby removing the overhang in the market that was perceived by many as an impediment to optimum share-price performance. Paulson & Co., a US-based investment fund, purchased Anglo American's 39.9m shares at $32 each, resulting in a total consideration of $1.28bn. AngloGold Ashanti management held constructive dialogue with Paulson & Co. representatives following the purchase and is encouraged by their support for the company's ongoing operational and strategic plans.



Further progress on the strategic restructuring was delivered through the continuing optimisation of its portfolio of assets, AngloGold Ashanti announced on 28 January 2009 the sale of its 33.33% stake in the Boddington mine to Newmont Mining Corporation for up to approximately $1.1bn, comprising $750m in cash upon closing the deal; $240m in cash or Newmont shares due on 31 December 2009, and up to $100m in quarterly royalty payments based on specific cash operating margins. Capital expenditure incurred from 1 January 2009 is to be reimbursed following closure of the sale which is expected by about 30 June 2009.

On 14 February 2009, the company announced an agreement to sell its Tau Lekoa mine and the adjacent Goedgenoeg and Weltevreden properties to Simmer & Jack Mines Ltd. Tau Lekoa is a mature, high-cost asset, distant from the company's other Vaal River mines where future consolidation synergies are planned. The sale is for R600m, less up to R150m in un-hedged free cashflow generated by the mine during 2009, as well as a 3% quarterly royalty revenue on 1.5Moz of gold, payable when gold trades above R180,000/kg. The sale is expected to close early 2010.

Exploration expenditure of $31m declined 18% from the previous quarter reflecting continuous reprioritisation and management of the greenfields exploration strategy. Greenfields exploration activities were undertaken in Australia, Colombia, China, the Philippines, Russia and the DRC. Prefeasibility work on the Tropicana project in Australia remains on schedule for completion in the second half of 2009. In Colombia, drilling at La Colosa remained suspended during the quarter pending the award of environmental permits. Subsequent to the end of the quarter, Colombia's Ministry of Environment, Housing and Development indicated it will issue a permit allowing AngloGold Ashanti to resume exploration on a portion of the La Colosa concession. A legally binding decision within the government's administrative process is being awaited in this regard.

The award of permits will be a significant step forward and allow for resumption of exploration and other activities related to the project's prefeasibility study. Throughout the process, close cooperation will be undertaken with local communities and non-governmental organizations to demonstrate that the development of a mine will be undertaken in an environmentally and socially responsible manner and will have significant economic benefits for the region.

Internal estimates indicate expenditure of about $200 million over the next three to four years to increase knowledge of one of the most significant gold discoveries of the past decade and the first significant gold porphyry discovery in the Colombian Andes. An investment of that magnitude will create roughly 700 direct jobs and about three times that number in indirect employment opportunities.

Adjusted headline earnings were $150m, or US42 cents/share, up from a loss of $17m, or US5 cents/share in the previous quarter. The turnaround shows AngloGold Ashanti's improving leverage to higher spot gold prices with the reduced hedge commitments, lower amortisation and inventory adjustments. This result was further underpinned by the solid cost performance, delivered in spite of the slightly lower production result.

Production for the second quarter of 2009 is expected to be 1.140Moz because of the number of public holidays in South Africa during the second quarter. Total cash costs during the quarter are estimated at $465/oz at R9.25/$; A$/$0.66; BRL2.25/$ and Argentinean peso 3.65/$, at R8.50/$ and A$/$0.73 with the same BRL and Argentinean peso to the dollar the total cash cost is likely to be around $485/oz.

The company remains on track to meet its production guidance for the year of between 4.9Moz to 5.0Moz. The annual total cash cost guidance was $435/oz to $450/oz and this was based on R9.75/$, A$/$0.68, BRL2.25/$ and Argentinean peso 3.65/$. However, with the strengthening of local currencies and in particular the South African rand, total cash costs are likely to be in the range of $450/oz to $460/oz at R9.25/$ and $460/oz to $475/oz at R8.50/$. Capital expenditure excluding Boddington remains forecast at $840m in 2009 and management expects to achieve a discount of 6% to the average spot gold price for the year.



OPERATING RESULTS FOR THE QUARTER

SOUTHERN AFRICA

Great Noligwa's production was adversely affected by the premature intersection of a geological structure and the closure over the year-end break. Output was further affected by hanging-up of ore passes in January and February, causing lock-up. Gold production dropped 31% to 1,349kg (43,000oz) while total cash costs rose 30% to R186,735/kg ($587/oz), due to the lower production. Adjusted gross profit was R35m ($4m), compared with profit of R78m ($8m) in the prior quarter.

The LTIFR improved to 9.87 (12.11).

Kopanang lost four shifts to safety stoppages and also experienced a gold lock-up in the plant, resulting in an 8% drop in yield. This contributed to gold production decreasing by 15% to 2,409kg (77,000oz). Total cash costs increased by 9% to R107,584/kg ($338/oz), mainly due to lower gold production which was partially offset by a favourable adjustment to gold-in-process. Adjusted gross profit was R247m ($25m) against R240m ($24m) in the prior quarter.

The LTIFR improved to 11.87 (12.25).

Moab Khotsong's production fell 8% to 2,028kg (65,000oz), due mainly to a clean-up of plant inventory in the previous quarter and unexpected geological structures which eliminated planned mining faces, resulting in lower tonnage. Total cash costs were 8% lower at R93,120/kg ($292/oz), due to the favourable inventory adjustment and by-product contribution. Adjusted gross profit almost doubled to R202m ($20m) compared with R114m ($12m) in the previous quarter.

The LTIFR deteriorated to 14.51 (9.18). The mine had one fatality during the quarter.

Tau Lekoa's, production was negatively impacted by safety stoppages and ventilation constraints in some areas. Gold production fell 13% to 962kg (31,000oz). Total cash costs increased 24% to R188,797/kg ($593/oz) due to the payment of once-off retention bonuses relating to the sale of Tau Lekoa. Adjusted gross profit almost doubled to R39m ($4m) compared with R22m ($2m) in the previous quarter.

The LTIFR deteriorated to 17.92 (12.38). The mine had one fatality during the quarter.

Vaal River Surface Operations' production increased 67% to 1,416kg (46,000oz), due mainly to increases in tonnage and improved grades of waste-rock dump delivered. Total cash costs fell 43% to R66,734/kg ($210/oz).

The LTIFR deteriorated to 0.63 (0.56).

Mponeng's production declined 12% to 3,967kg (128,000oz), impacted by maintenance undertaken on the mill, which in turn resulted in backfilling constraints. Total cash costs were well controlled and unit cash costs rose by only 9% to R77,520/kg ($244/oz). Adjusted gross profit was R628m ($63m), compared with R594m ($60m) in the previous quarter.

LTIFR was little changed at 12.80 (12.66).

Savuka's production dropped 24% to 432kg (14,000oz) due mainly to a drillers' strike which cost five production shifts, as well as problems encountered with an Eskom transformer. Total cash costs rose 77% to R143,876/kg ($452/oz), the result of lower production and additional costs associated with the rehabilitation of a dyke intersection. The mine received some benefit from a favourable adjustment in inventory after a lock-up the previous quarter. Adjusted gross profit was R39m ($4m) compared with R42m ($4m) in the previous quarter.

The LTIFR improved to 7.08 (12.35).



TauTona's production fell 16% to 1,822kg (59,000oz), after fall-of-ground incidents, seismic events and face-length restrictions together resulted in lower mining volumes. Yield was 9% lower due to higher off-reef tonnages as new development ends started. Total cash costs rose 18% to R122,643/kg ($385/oz), due to lower gold production. Adjusted gross profit more than doubled to R163m ($16m), from R72m ($7m) in the previous quarter.

The LTIFR improved to 13.59 (15.44).

Navachab's production declined 10% to 18,000oz with harder footwall material fed to the plant resulting in lower tonnage throughput. This was partially offset by a 5% increase in yield because of higher grades in the footwall mineralisation and better-than-expected performance of low-grade stockpiles. Total cash costs were 11% lower at $457/oz, primarily as a result of deferred stripping-credits. Adjusted gross profit tripled to $6m, from $2m in the previous quarter.

The LTIFR remained unchanged at 0.00 (0.00).

REST OF AFRICA

Iduapriem's gold production fell 35% to 37,000oz, due to a breakdown of a mill gearbox which severely impacted tonnage throughput. Total cash costs decreased by 7% to $535/oz, mainly as a result of a decline in waste-stripping costs and lower fuel prices. Adjusted gross profit was $10m compared with $3m the previous quarter.

LTIFR was 3.50 (3.33).

Obuasi's gold production declined 6% to 92,000oz, as a breakdown at the oxygen treatment plant resulted in a lower tonnage throughput. Total cash costs decreased 2% to $701/oz, due to a marked improvement in operational efficiencies and reduced power consumption, as management continued to deliver on the turnaround strategy. Adjusted gross loss narrowed to $1m, compared with $33m the previous quarter, as the previous quarter's non-cash adjustment to consumable inventory was not repeated.

The LTIFR was 4.23 (4.40).

At **Siguiri** (85% attributable), production marginally reduced to 80,000oz, while total cash costs increased by 3% to $492/oz, mainly due to higher royalty payments arising from a gain in the spot gold price, as well as a slower build-up of ore stockpiles. Adjusted gross profit doubled to $22m, from $10m in the previous quarter.

LTIFR was 0.00 (0.58).

At **Morila** (40% attributable), production was 17% lower at 39,000oz. Tonnage throughput was reduced as the SAG mill was relined and worn liners on the primary crusher were replaced. Total cash costs rose 7% to $413/oz. Adjusted gross profit increased to $17m from $11m the prior quarter.

LTIFR remained unchanged at (0.00).

At **Sadiola** (38% attributable), production declined 27% to 36,000oz due to planned decreases in recovered grade. Total cash costs decreased by 18% to $315/oz, despite the lower production, as a result of lower fuel prices, lower reagent consumption and a decrease in freight costs. Adjusted gross profit more than tripled to $17m, compared with $5m the previous quarter, buoyed by a higher gold price and an improved cost performance. The decrease in production together with an increase in reserves, led to a lower amortisation expense.

The LTIFR was 0.92 (0.83).



At **Yatela** (40% attributable), production declined 13% to 14,000oz due to a planned decrease in recovered grade and fewer production shifts, as well as unplanned maintenance, which led to lower tonnages stacked. Total cash costs decreased by 2% to $547/oz as a result of lower fuel prices. Adjusted gross profit was maintained at $3m, with higher received prices compensating for lower production.

The LTIFR was 0.00 (0.00).

Geita's gold production fell 15% to 44,000oz. The performance was well below expectations following lower-than-anticipated recovered grades, an extended mill shutdown due to SAG-mill gearbox failure and replacement of the SAG mill thrust-ring. Repairs were completed by mid-February and tonnage throughput has since improved during April 2009. Total cash costs rose 11% to $1,018/oz. The adjusted gross loss narrowed to $17m from $58m the previous quarter.

The LTIFR improved to 0.41 (0.80).

AUSTRALIA

Sunrise Dam's gold production rose 15% to 98,000oz due to higher grades, principally from the underground stopes at Cosmo and the Western Shear Zone. In the open pit, the first significant volumes of ore from the North Wall Cutback were mined. Installation of piping and infrastructure for the paste fill plant continued. A total of 505m of underground capital development and 1,169m of operational development were completed during the quarter. Total cash costs rose 20% to A$865/oz ($574/oz), largely because of stockpile movements. Adjusted gross profit was A$18m, ($12m) compared with A$13m ($9m) in the previous quarter.

The LTIFR was 2.54 (0.00).

SOUTH AMERICA

At **Cerro Vanguardia** (92.5% attributable), production fell 16% to 47,000oz because of planned declines in yield and volume. Total cash costs fell 14% to $400/oz as a result of: lower expenses related to mining and vehicle maintenance; lower technical-consultancy costs; depreciation of the Argentinean peso; and stockpile movements. Those benefits were partially offset by lower gold production, decreased silver by-product contribution and higher contractor costs. Adjusted gross profit was $11m compared with $2m the previous quarter.

The LTIFR was 6.32 (3.49).

AngloGold Ashanti Brasil Mineração's production dropped 18% to 68,000oz. Lower-grade stopes were mined at Cuiabá, partly offset by higher tonnage output. Total cash costs rose 23% to $288/oz, primarily due to the decline in production, a lower acid by-product credit and other provision and allocation adjustments. Adjusted gross profit was $29m, compared with $27m the previous quarter.

The LTIFR was 2.51 (3.24).



At **Serra Grande** (50% attributable), gold production fell 54% to 11,000oz, due mainly to an anticipated drop in overall grade following lower ore production from the quartz veins at Mine III. Output was further impacted by commissioning of the Plant Expansion Project. The benefits of the project will be evident through the balance of the year. Total cash costs rose 92% to $499/oz, principally due to lower gold production, stockpile movements and additional costs of consumables and power to meet the earlier commissioning of the plant. Adjusted gross profit was $4m compared with $7m the previous quarter.

The LTIFR was 1.52 (1.46).

NORTH AMERICA

Cripple Creek & Victor's gold production fell 28% to 56,000oz, due to pad-phase timing. Total cash costs increased 4% to $336/oz, due mainly to increased lime and cyanide applications, greater explosive volumes and higher royalty costs. This increase was partially offset by lower inflation and reagent costs. Adjusted gross profit rose to $23m, compared with $20m in the previous quarter, due to the higher gold price.

The LTIFR improved to 4.52 (9.81).

Notes:
- *All references to price received includes realised non-hedge derivatives.*
- *In the case of joint venture and operations with minority holdings, all production and financial results are attributable to AngloGold Ashanti.*
- *Rounding of figures may result in computational discrepancies.*



Review of the gold market

Gold price movements and investment markets

Gold continued to benefit from the global financial crisis and in the first quarter of 2009, recorded the second-highest spot price ever, sustaining the strong trend which started midway through the fourth quarter of 2008. The average price during the period under review was $909/oz, a 14% increase on the $795/oz average price in the final quarter of 2008.

This performance occurred within a period of relative US-dollar strength. Traditionally, the relationship between the US dollar and the gold price has been inversely correlated. This dislocation of the gold price and US dollar is an indication of growing risk aversion among investors and a flight to US-dollar assets, primarily cash and US Treasuries.

At the same time, the continued efforts of monetary authorities to restart lending by adding substantial liquidity into the banking system has raised concerns among analysts and investors, not simply over the inflationary effects of such actions but also over certain sovereign credit-ratings. The vulnerability of nations, even those in Western Europe, was evidenced by the rating downgrades to Spain and Greece during the quarter.

These concerns were the primary driver of the gold price through the first three months of the year. Exchange Traded Funds (ETFs) in general and the US-listed SPDR Fund in particular, were beneficiaries of this investment climate. The nine major gold ETFs collectively grew almost 40% to 53Moz from the beginning of the year to the end of March, 2009. This outstripped the 37% growth in existing ETFs over the whole of 2008 and brings ETF holdings to a significant level in comparison to major Central Bank Holdings.

Central Bank and ETF Gold Holdings

Central Bank Gold Holdings by Country	Moz
US	253
Germany	106
IMF	100
France	78
Italy	76
ETF*	53
Switzerland	32

* Combined holdings of nine major ETFs as at end March 2009
Source: WGC
1 tonne = 32 150oz

The speculative community was also invested in gold as evidenced by movements on the COMEX and CBOT exchanges. This long positioning did not reach the proportions that were seen earlier in 2008 but under the circumstances remained robust, reaching a high of 22Moz net long.

It is expected that if the US dollar were to weaken, the traditional inverse correlation of the dollar and the gold price would reassert itself. This would almost certainly be true if the US dollar were to decline on fears of rising inflation and general currency debasement globally.

Producer hedging

Although no analysis has been published yet, the rate of producer de-hedging is not expected to have been very different from that of the previous quarter.



Physical demand

Jewellery Sales

As expected, the global financial crisis has affected the retail sector significantly, dampening purchases of gold jewellery as a luxury item in most countries, particularly in the US, India and the Middle East.

Despite this general trend, demand for gold purchases in China, now the second-largest single market for gold jewellery, remained stable. The relative buoyancy of the market was assisted by the advent of the Chinese New Year during the quarter, which is traditionally a peak period for gold-jewellery purchases. Demand then slowed towards the middle of March, in line with normal seasonal trends.

The US jewellery market has been badly affected by the global financial crisis. Although first-quarter retail-sales figures are typically low following the Christmas period, the current spending crunch along with the historically high price of gold, has made gold-jewellery purchases difficult for lower-end consumers. Retailers, including mass-market companies like WalMart, have responded by cutting back on stock levels of gold jewellery. Current market conditions are leading to consolidation throughout the value chain.

Financial instability also impacted negatively on the Middle East market, with local retail trades and the tourist sector affected. The second quarter may, however, bring some recovery as it is usually the heaviest spending season in the Middle East with the traditional wedding season typically accounting for some 60% of annual gold jewellery demand.

The Egyptian market, which performed strongly in 2008 saw a decrease in demand due to more difficult economic conditions. In Turkey, where the lira has depreciated by 30% against the US dollar since the financial crisis began, the local gold price has increased and consumption declined. The US market typically accounts for a large proportion of gold-jewellery exports from Turkey and the country's export trade was therefore significantly affected. Both the Egyptian and the Gulf markets reported high levels of scrap sales during the quarter, a result of more difficult economic circumstances, a flight to cash and rising gold prices.

India, which accounts for approximately 30% of global jewellery consumption, experienced a slow start to 2009. The increase in gold prices, along with an increasingly conservative attitude towards spending, dampened demand in the sector. Some recovery may, however, take place during the second quarter, particularly in the rural areas, in response to the harvest and the traditional gold buying festival of Akshaya Tritia.

As would be expected under the current financial circumstances, the Indian market also saw the increased use of scrap gold in the fabrication of new gold jewellery, as consumers preferred to use existing metal to modernize their jewellery rather than make new purchases. The market also trended towards the sale of lighter-weight products which consume less gold and can be retailed at lower price points.

Investment Market

As noted previously, investment demand in ETFs was significant during the first quarter of the year, with total holdings once again reaching record levels. Underlying sentiment relating to the gold market and the role of gold as a safe-haven asset contributed to good demand for investment products, where cash was available. In India, for example, a recently launched scheme to retail gold medallions through post offices has been quite successful.

Despite the weakness of the retail market for gold jewellery in the US, demand for gold bars and coins remained strong, while supply shortages became more serious with the US Mint apparently unwilling to invest in new production capacity.

Central Bank Sales

Sales under the Central Bank Gold Agreement remain far below the available quotas. Post quarter-end, the G20 summit communiqué signalled a strong intention to sell IMF gold in order to provide concessional and flexible finance for the poorest countries over the next 2-3 years. As noted in previous reports to shareholders, gold sales by the IMF would still require congressional approval and are expected to take place in the framework of the Central Bank Agreement.



Exploration

Total exploration expenditure during the first quarter, inclusive of expenditure at equity accounted joint ventures, was $31m ($15m brownfields, $16m greenfields), compared with $38m ($16m brownfields, $22m greenfields) the previous quarter.

BROWNFIELDS EXPLORATION

In **South Africa**, surface drilling continued in the Project Zaaiplaats area, with MMB5 intersecting the Jersey Fault at 3,276.83m. A deflection to the Vaal Reef was started at 2,600m. MZA9 is currently re-drilling from 1,654.7m after in-hole complications. The first reef intersection is only expected in the fourth quarter. MGR8 advanced 1,123m to 2,718.83m.

In the Moab North area, Borehole MCY4 did not progress during the quarter due to in-hole problems.

In the West Rand, a new rig and crew were established on the old UD51 site. Rigging is underway and drilling is expected to commence by the end of April. The hole will be drilled vertically to intersect prospective VCR at about 3,900 metres.

At Iduapriem in **Ghana**, drilling at Ajopa was completed and no further field activities were conducted. Assay results are expected early in the next quarter, after which Mineral Resource modelling will commence. At Obuasi, exploration continued with three holes advancing below 50 level.

In **Argentina**, at Cerro Vanguardia, the exploration programme continued with 4,095.1m of Mineral Resource delineation drilling and 3,151m of reconnaissance drilling. The environmental approval was obtained for the El Volcan project area and initial exploration started.

In **Australia**, at Boddington, three rigs were employed on the BGM Mineral Resource conversion and near-mine exploration diamond-drilling programme. During the quarter, approximately 17,818m were drilled in 29 holes.

At Sunrise Dam, exploration focussed on infill drilling within the existing Mega Pit and continued extension of the underground Mineral-Resources. The drilling within the Mega Pit will confirm whether the potential exists for an internal cutback, which becomes economically viable at higher gold prices.

During the period, 46 diamond drill holes were drilled for 9,604.8m. The in-pit drilling has confirmed that the mineralisation beneath the Sunrise shear and Midway shear zones continues up-dip and may provide the opportunity for an internal cutback on the eastern side of the Mega Pit. Further underground drilling has identified extensions to the high-grade Cosmo, Astro and GQ lodes. Additional mineralisation around the Dolly lode has also been delineated.

In addition, exploration for satellite pits in the surrounding district continued at the Golden Delicious and Wilga (Chalice 100%; AGA Earning 75%) prospects.

In **Brazil**, at the Córrego do Sítio Sulphide Project, drilling continued with 6,700.1m being drilled from surface and 1,662.2m drilled from underground. At the Lamego project, 5,152.3m of surface drilling and 2,331.7m underground drilling was completed.

At Siguiri in **Guinea**, exploration focused on the in-fill drilling within the combined pits preliminary models. Targets drill tested were adjacent to and between the Bidini, Sanu-Tinti, Sorofe, Tubani, Kalamagna and Kami pits, where a combined 267 RC holes (34,051m) were drilled.



Diamond drilling has commenced to investigate the fresh rock potential below Kosise Pit, where the oxides have been mined out and at Bidini, where mining has been completed in the main pit. Extension drilling to the Sintroko Project, based on anomalous soil-sampling and previous drilling, was done to the north, east and west of the main deposit, (17,620m Air Core, 189 holes). The drilling has indicated possible extensions to the north and west of the Sintroko deposit. All results are expected to be available for interpretation during the second quarter.

Geochemical soil sampling continued in Block 1 to the north and north east of current mining operations and east of the Sintroko Project. Cumulative results have not identified any new anomalies at this stage. Drill plans are in place to investigate geochemical anomalies to the north and northwest of the Séguélen deposit identified from sampling in 2008.

At Geita in **Tanzania**, exploration continued at Star and Comet where four diamond and four RC holes were drilled in order to increase confidence in the mineral resource. Assay results indicate consistent gold mineralisation.

Aircore results for Matandani NW proved to be disappointing and at Nyamalembo, data interpretation is ongoing. Infill drilling at Kalondwa Hill was completed and 1,892m was drilled. Geological interpretation is ongoing as assay results are awaited.

At Morila, in **Mali**, work continued on refining the deposit-emplacement model, with the reduced intrusion-related gold system (RIRGS) favoured. Drilling below Pit4N and Pit 4S intersected ore-grade mineralisation within predicted zones. However, extensive granodiorite occurrences have downgraded the potential for significant ore tonnages. Drilling is ongoing.

At Sadiola and Yatela, exploration activity focused on drilling of three areas. At KE17, a gravity-low adjacent to the escarpment and to the southeast of Yatela, a program commenced that is aimed at verifying the continuity of the mineralisation intersected during the last round of drilling and to determine mineralisation plunge under the escarpment. Fifteen holes were completed and an assessment will be made in the next quarter regarding further follow-up drilling. At YG1, a gravity-low target located to the southwest of Yatela pit, was tested with 9 holes. Results are pending. At YG2, another gravity-low target located to the south of Yatela pit and east of YG1, 12 holes were drilled. Results are pending, although field evidence suggests no further work will be required.

At Navachab in **Namibia**, exploration at Gecko continues. Three diamond holes totalling 561m were drilled and are aimed at improving the understanding of the structural setting. The Gecko Mineral Resource model was completed and has been handed over to the mine-planning team. Exploration around the Main pit focused on expanding the Mineral Resource base by extending Indicated and Inferred mineralisation limits on NP2 FW and MDM/US HW sheeted-vein sets to the north. A total of 3,364m of diamond drilling was completed in the quarter. One infill and ten down-plunge holes at a total of 2,507m were drilled in the NP2 FW-vein target and a total of 857m were drilled in the MDM/US HW vein target. Assays are awaited.

At Cripple Creek & Victor in the **United States**, drilling continues to evaluate the Squaw Gulch and North Cresson areas. Encouraging intercepts are under review. Drilling for the High Grade Study was focused along the east wall of the Cresson deposit. Data is accumulating from the current drill program and will be used to predict the grades and tonnages of high-grade zones that will be encountered during surface mining operations.



GREENFIELDS EXPLORATION

Greenfields exploration activities were undertaken in Australia, the Americas, China, SE Asia, Sub-Saharan Africa, Russia and the DRC during the first quarter of 2009. A total of 42,161m of reverse circulation (RC) and aircore drilling (AC) was completed at existing priority targets and used to delineate new targets in Australia.

In **Australia**, on the Tropicana Joint Venture, (AngloGold Ashanti 70%, Independence Group 30%) prefeasibility studies on the Tropicana Gold Project are continuing and completion of the study is scheduled for the second quarter of 2009. Technical studies for the project are substantially completed with financial analysis to define the optimal project to be evaluated during feasibility study.

Draft environmental impact assessment documents have been submitted and are currently under review by relevant government agencies. It is anticipated public review of the proposed project will occur mid-year. Approvals for the project should be obtained by the second quarter 2010, providing there are no substantive public appeals or delays through the environmental assessment process.

In parallel with the prefeasibility study, exploration in the Tropicana Joint Venture (JV) has focussed on exploration targets within trucking distance of the Tropicana Gold Project.

During the quarter, a total of 916 AC holes were drilled for 34,242 metres and 50 RC holes for 7,919 metres. Auger sampling continued across areas adjacent to the Tropicana-Havana deposit and nearly 8,000km of aeromagnetic survey was flown.

Best results for the quarter came from RC drilling intercepts at Havana South including 15m @ 3.1g/t Au from 126m, 10m @ 4.14g/t Au from 130m and 13m @ 2.34g/t Au from 73m. These results follow up significant results from 2008, and confirm mineralisation outside of previous pit shells and should extend the current resource.

Significant AC drilling results were returned from Stromboli including 4m @ 0.39g/t Au from 12m.

The Viking project which is approximately 8,300 square-kilometre in size, is located southwest of the Tropicana JV, possibly within the same geological setting that hosts the Tropicana deposit.

Systematic surface geochemical-sampling commenced with 3,300 samples collected. Additional and follow-up sampling is scheduled in the second quarter.

In **Colombia**, Phase I and Phase II Greenfield exploration was completed by AngloGold Ashanti and by joint venture partners B2Gold and Mineros S.A. No drilling was undertaken by AngloGold Ashanti or its JV partners during the quarter. In-house airborne magnetic and radiometric surveys were flown during the quarter for 1,472.53 line kilometres over the La Colosa north, Gramalote and Cisneros prospects. The total area under exploration in Colombia at the end of the quarter was 30,298 square kilometres.



At Gramalote (51% B2Gold, 49% AngloGold Ashanti), B2Gold published a NC43-101 compliant resource estimate for the Gramalote Ridge sector of the project in January, 2009 (refer Table 1 below).

TABLE 1: B2GOLD'S UPDATED GRAMALOTE RIDGE RESOURCES ESTIMATE, QUARTER 1 : 2009

Whittle Pit Optimisation Au Price Assumption	Gold g/t cut-off grade	Tonnes (x1,000)	Gold Grade (g/t Au)	Contained Metal Gold Troy Ounces (x1,000)
US$800	0.5	63,630	1.01	2,074
US$800	0.3	86,069	0.85	2,360
US$1,000	0.5	74,375	1.00	2,387
US$1,000	0.3	101,948	0.84	2,738

At the La Quebradona porphyry copper-gold district (49% B2Gold, 51% AngloGold Ashanti), AngloGold Ashanti has exercised its option to control 51% of the project.

Generative Greenfield exploration programmes are ongoing in Colombia predominantly utilising stream sediment geochemistry.

In the remainder of the Americas, AngloGold Ashanti continued to compile and review geology, mineral potential and third-party opportunities, primarily in Brazil and Canada. Prospective belts have been identified and ranked, with continued focus on the merging of available technical and non-technical datasets over the top-seven belts to further refine targets, priorities and their potential availability for Greenfield exploration programmes.

In **China**, progress on the Jinchanggou project was reviewed. As a result, a recommendation has been made to the board of the Gansu Longxing Minerals Company to discontinue exploration on the project. Alternative business outcomes for the project/joint venture are currently being considered.

In **Southeast Asia**, the grant of the Mapawa title in the **Philippines** has proceeded to the Secretary of Mines for final ratification. Project-generation activities and evaluation of opportunities are ongoing in a number of other areas in the region.

In **Russia** the dissolution of the incorporated joint venture with Polymetal is in progress, focused on selling the two exploration and four mining licences held by JV companies. A new, unincorporated alliance with Polymetal has commenced, aimed at the joint identification and development of more advanced opportunities anywhere in Russia and potentially in the former CIS. AngloGold Ashanti considers Russia to be of strategic future importance and would like to develop a profitable operation with their local partner, in order to create a platform for future growth.

In **Sub-Saharan Africa,** work during the first quarter concentrated on project generation and specific project reviews in Central and Western Africa.

In the **Democratic Republic of the Congo**, no drilling took place during the quarter. A high priority is to improve the interpretation of the mylonite zone and associated wireframes of the Mongbwalu geological model.

Assay results were received from drilling completed at Adidi South late last year. The best intersection received was 6m @ 4.75g/t Au from 151m. A review of all regional exploration data at the Bunia West, Petsi, Mont Tsi, Camp 3 and Lodjo prospects was instigated during the quarter.



Hedge position

As at 31 March 2009, the net delta hedge position was 4.86Moz or 151t (at 31 December 2008: 5.22Moz or 162t), representing a further reduction of 0.36Moz for the quarter. The total commitments of the hedge book as at 31 March 2009 was 5.84Moz or 182t, a reduction of 0.15Moz from the position as at 31 December 2008.

The marked-to-market value of all hedge transactions making up the hedge positions was a negative $2.48bn (negative R23.84bn), increasing by $0.02bn (R0.59bn) over the quarter. This value was based on a gold price of $919.80/oz, exchange rates of R9.59/$ and A$/$0.69 and the prevailing market interest rates and volatilities at that date.

The company's received price for the first quarter was $858/oz, 6% below the average spot price for the same period.

As at 13 May 2009, the marked-to-market value of the hedge book was a negative $2.64bn (negative R22.13bn), based on a gold price of $925.80/oz and exchange rates of R8.37/$ and A$/$0.77 and the prevailing market interest rates and volatilities at the time.

These marked-to-market valuations are in no way predictive of the future value of the hedge position, nor of the future impact on the revenue of the company. The valuation represents the theoretical cost of closing all hedge contracts at the time of valuation, at market prices and rates available at that time.

The following table indicates the group's **commodity hedge position** at 31 March 2009

	Year	2009	2010	2011	2012	2013	2014-2015	Total
DOLLAR GOLD								
Forward contracts	Amount (oz)	*(439,874)	218,590	378,250	359,000	306,000	91,500	913,466
	**US$/oz	$1,037	$86	$383	$388	$408	$510	$20
Put options sold	Amount (oz)	460,000	185,860	98,000	85,500	60,500	60,500	950,360
	US$/oz	$818	$733	$533	$538	$440	$450	$699
Call options sold	Amount (oz)	588,000	1,123,630	1,231,770	811,420	574,120	709,470	5,038,410
	US$/oz	$730	$555	$530	$635	$601	$606	$595
RAND GOLD								
Forward contracts	Amount (oz)	*(60,000)						*(60,000)
	Rand/oz	R9,540						R9,540
A DOLLAR GOLD								
Forward contracts	Amount (oz)	*(8,554)	100,000					91,446
	A$/oz	A$1,617	A$652					A$562
Call options purchased	Amount (oz)	40,000	100,000					140,000
	A$/oz	A$694	A$712					A$707
*** Total net gold:	Delta (oz)	258,640	(1,170,960)	(1,458,850)	(1,015,650)	(784,960)	(685,830)	(4,857,610)
	Committed (oz)	(39,572)	(1,342,220)	(1,610,020)	(1,170,420)	(880,120)	(800,970)	(5,843,322)

*   Indicates a net long position resulting from forward purchase contracts.

**   The price represents the average weighted price, combining both forward sales and purchases for the period.

***   The Delta of the hedge position indicated above is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at 31 March 2009.

Rounding of figures may result in computational discrepancies.



The following table indicates the group's **currency hedge position** at 31 March 2009

	Year	2009	2010	2011	2012	2013	2014-2015	Total
RAND DOLLAR (000)								
Put options purchased	Amount ($)	50,000						50,000
	US$/R	R11.22						R11.22
Put options sold	Amount ($)	60,000						60,000
	US$/R	R9.78						R9.78
Call options sold	Amount ($)	60,000						60,000
	US$/R	R12.57						R12.57
A DOLLAR (000)								
Forward contracts	Amount ($)	450,000						450,000
	A$/US$	A$0.65						A$0.65
Put options purchased	Amount ($)	10,000						10,000
	A$/US$	A$0.69						A$0.69
Put options sold	Amount ($)	10,000						10,000
	A$/US$	A$0.76						A$0.76
Call options sold	Amount ($)	10,000						10,000
	A$/US$	A$0.64						A$0.64
BRAZILIAN REAL (000)								
Forward contracts	Amount ($)	59,390						59,390
	US$/BRL	BRL 2.06						BRL 2.06

Fair value of derivative analysis by accounting designation as at 31 March 2009

	Normal sale exempted	Cash flow hedge accounted	Non-hedge accounted	Total
	US Dollar (millions)			
Commodity option contracts	(461)	—	(1,315)	(1,776)
Foreign exchange option contracts	—	—	3	3
Forward sale commodity contracts	(717)	(106)	61	(762)
Forward foreign exchange contracts	—	—	20	20
Interest rate swaps	(26)	—	19	(7)
Total derivatives	**(1,204)**	**(106)**	**(1,212)**	**(2,522)**
Credit risk adjustment	**(105)**	**(1)**	**(244)**	**(350)**
Total derivatives - before credit risk adjustment	**(1,309)**	**(107)**	**(1,456)**	**(2,872)**

Rounding of figures may result in computational discrepancies.


AngloGold Ashanti

Development

for the quarter ended 31 March 2009

Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.

Statistics are shown in metric units	Advanced	Sampled					
	metres	Sampled	Ave. channel	gold		uranium	
	(total)	metres	width (cm)	Ave. g/t	Ave. cm.g/t	Ave. kg/t	Ave. cm.kg/t
SOUTHERN AFRICA - VAAL RIVER							
Great Noligwa Mine							
Vaal reef	838	94	93.6	7.75	725	0.68	63.26
Kopanang Mine							
Vaal reef	6,163	658	26.0	102.50	2,665	3.87	102.95
Tau Lekoa Mine							
Ventersdorp Contact reef	1,949	208	80.2	15.80	1,267	-	-
Moab Khotsong Mine							
Vaal reef	4,589	382	139.6	18.09	2,526	0.84	126.66
SOUTHERN AFRICA - WEST WITS							
Tau Tona Mine							
Ventersdorp Contact reef	117	-	-	-	-	-	-
Carbon Leader reef	2,385	94	13.9	150.29	2,089	2.35	32.37
Savuka Mine							
Carbon Leader reef	642	-	-	-	-	-	-
Mponeng Mine							
Ventersdorp Contact reef	3,533	504	57.8	39.43	2,279	-	-
AUSTRALIA							
Sunrise Dam	739	739	-	2.51	-	-	-
SOUTH AMERICA							
AngloGold Ashanti Mineração							
Mina de Cuiabá	1,373	368	-	4.79	-	-	-
Córrego do Sitio	1,060	357	-	3.39	-	-	-
Lamego	1,004	130	-	2.13	-	-	-
Serra Grande							
Mina III	828	222	-	5.63	-	-	-
Mina Nova	646	-	-	-	-	-	-
REST OF AFRICA							
Obuasi	6,161	2,121	*470	7.25	3,408	-	-

Statistics are shown in imperial units	Advanced	Sampled					
	feet	Sampled	Ave. channel	gold		uranium	
	(total)	feet	width (inches)	Ave. oz/t	Ave. ft.oz/t	Ave. lb/t	Ave. ft.lb/t
SOUTHERN AFRICA - VAAL RIVER							
Great Noligwa Mine							
Vaal reef	2,749	308	36.9	0.23	0.69	1.36	4.18
Kopanang Mine							
Vaal reef	20,221	2,159	10.2	2.99	2.55	7.74	6.60
Tau Lekoa Mine							
Ventersdorp Contact reef	6,394	682	31.6	0.46	1.21	-	-
Moab Khotsong Mine							
Vaal reef	15,057	1,253	55.0	0.53	2.42	1.68	7.69
SOUTHERN AFRICA - WEST WITS							
Tau Tona Mine							
Ventersdorp Contact reef	382	-	-	-	-	-	-
Carbon Leader reef	7,825	308	5.5	4.38	2.00	4.70	2.14
Savuka Mine							
Carbon Leader reef	2,107	-	-	-	-	-	-
Mponeng Mine							
Ventersdorp Contact reef	11,590	1,654	22.8	1.15	2.18	-	-
AUSTRALIA							
Sunrise Dam	2,425	2,425	-	0.07	-	-	-
SOUTH AMERICA							
AngloGold Ashanti Mineração							
Mina de Cuiabá	4,504	1,207	-	0.14	-	-	-
Córrego do Sitio	3,476	1,172	-	0.10	-	-	-
Lamego	3,295	427	-	0.06	-	-	-
Serra Grande							
Mina III	2,717	728	-	0.16	-	-	-
Mina Nova	2,119	-	-	-	-	-	-
REST OF AFRICA							
Obuasi	20,212	6,957	*185	0.21	3.26	-	-

* Average ore body width.



Group **operating results**

				Quarter ended		Year ended		Quarter ended		Year ended
			Mar 2009	Dec 2008	Mar 2008	Dec 2008	Mar 2009	Dec 2008	Mar 2008	Dec 2008
				Unaudited				Unaudited		
				Rand / Metric				Dollar / Imperial		
OPERATING RESULTS										
UNDERGROUND OPERATION										
Milled	- 000 tonnes	/ - 000 tons	**3,032**	3,227	2,901	12,335	**3,343**	3,557	3,197	13,597
Yield	- g / t	/ - oz / t	**6.22**	6.72	6.95	6.89	**0.181**	0.196	0.203	0.201
Gold produced	- kg	/ - oz (000)	**18,857**	21,679	20,164	85,025	**606**	697	648	2,734
SURFACE AND DUMP RECLAMATION										
Treated	- 000 tonnes	/ - 000 tons	**3,264**	3,092	2,826	11,870	**3,598**	3,408	3,115	13,085
Yield	- g / t	/ - oz / t	**0.56**	0.44	0.47	0.42	**0.016**	0.013	0.014	0.012
Gold produced	- kg	/ - oz (000)	**1,824**	1,362	1,318	5,009	**59**	44	42	161
OPEN-PIT OPERATION										
Mined	- 000 tonnes	/ - 000 tons	**45,352**	40,332	46,554	175,999	**49,992**	44,458	51,317	194,006
Treated	- 000 tonnes	/ - 000 tons	**5,737**	6,575	6,331	25,388	**6,324**	7,248	6,979	27,985
Stripping ratio	- t (mined total - mined ore) / t mined ore		**5.44**	4.65	4.91	5.24	**5.44**	4.65	4.91	5.24
Yield	- g / t	/ - oz / t	**1.99**	2.01	2.09	2.12	**0.058**	0.059	0.061	0.062
Gold in ore	- kg	/ - oz (000)	**7,750**	18,394	12,266	47,160	**249**	591	394	1,516
Gold produced	- kg	/ - oz (000)	**11,406**	13,240	13,240	53,930	**367**	426	426	1,734
HEAP LEACH OPERATION										
Mined	- 000 tonnes	/ - 000 tons	**13,882**	13,712	13,239	54,754	**15,302**	15,115	14,593	60,356
Placed [1]	- 000 tonnes	/ - 000 tons	**5,605**	5,861	5,408	23,462	**6,179**	6,460	5,962	25,863
Stripping ratio	- t (mined total - mined ore) / t mined ore		**1.51**	1.47	1.43	1.43	**1.51**	1.47	1.43	1.43
Yield [2]	- g / t	/ - oz / t	**0.57**	0.61	0.67	0.62	**0.017**	0.018	0.019	0.018
Gold placed [3]	- kg	/ - oz (000)	**3,220**	3,577	3,613	14,496	**104**	115	116	466
Gold produced	- kg	/ - oz (000)	**2,219**	3,148	2,488	10,994	**71**	101	80	353
TOTAL										
Gold produced	- kg	/ - oz (000)	**34,306**	39,429	37,210	154,958	**1,103**	1,268	1,196	4,982
Gold sold	- kg	/ - oz (000)	**32,584**	39,249	37,098	155,954	**1,048**	1,262	1,193	5,014
Price received	- R / kg	/ - $ / oz - sold	**273,109**	219,329	183,945	130,522	**858**	687	755	485
Price received normalised for accelerated settlement of non-hedge derivatives	- R / kg	/ - $ / oz - sold	**273,109**	219,329	183,945	185,887	**858**	687	755	702
Total cash costs	- R / kg	/ - $ / oz - produced	**141,552**	134,813	104,461	117,462	**445**	422	430	444
Total production costs	- R / kg	/ - $ / oz - produced	**180,751**	172,312	136,200	150,149	**568**	540	561	567
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	**293**	342	303	333	**9.42**	11.00	9.75	10.70
Actual	- g	/ - oz	**287**	295	302	309	**9.23**	9.48	9.72	9.94
CAPITAL EXPENDITURE	- Rm	/ - $m	**2,381**	2,994	1,930	9,905	**241**	302	257	1,201

[1] Tonnes (tons) placed on to leach pad.

[2] Gold placed / tonnes (tons) placed.

[3] Gold placed into leach pad inventory.

Rounding of figures may result in computational discrepancies.



Group **income statement**

SA Rand million	Notes	Quarter ended March 2009 Unaudited	Quarter ended December 2008 Unaudited	Quarter ended March 2008 Restated Unaudited	Year ended December 2008 Audited
Revenue	2	**6,824**	8,771	6,864	30,790
Gold income		**6,518**	8,517	6,657	29,774
Cost of sales	3	**(5,621)**	(6,928)	(4,588)	(22,558)
Gain (loss) on non-hedge derivatives and other commodity contracts	4	**205**	598	(5,599)	(6,277)
Gross profit (loss)		**1,102**	2,187	(3,530)	939
Corporate administration and other expenses		**(351)**	(363)	(217)	(1,090)
Market development costs		**(28)**	(41)	(24)	(113)
Exploration costs		**(221)**	(298)	(268)	(1,037)
Other operating (expenses) income	5	**(50)**	61	32	(29)
Operating special items	6	**(60)**	(15,855)	82	(15,379)
Operating profit (loss)		**391**	(14,309)	(3,925)	(16,709)
Interest received		**97**	108	80	536
Exchange gain (loss)		**16**	8	(10)	33
Fair value adjustment on option component of convertible bond		**-**	2	170	185
Finance costs and unwinding of obligations		**(252)**	(225)	(253)	(926)
Share of equity accounted investments' profit (loss)		**223**	(381)	72	(1,177)
Profit (loss) before taxation		**476**	(14,797)	(3,867)	(18,058)
Taxation	7	**(384)**	2,978	148	2,079
Profit (loss) after taxation from continuing operations		**92**	(11,819)	(3,719)	(15,979)
Discontinued operations					
Profit (loss) from discontinued operations		**-**	4	(3)	198
Profit (loss) for the period		**92**	(11,815)	(3,722)	(15,781)
Allocated as follows:					
Equity shareholders		**1**	(11,869)	(3,812)	(16,105)
Minority interest		**91**	54	90	324
		92	(11,815)	(3,722)	(15,781)
Basic [1] and diluted [2] loss per ordinary share (cents)					
Loss from continuing operations		**-**	(3,336)	(1,350)	(5,140)
Profit (loss) from discontinued operations		**-**	1	(1)	63
Loss		**-**	(3,335)	(1,351)	(5,077)

[1] Calculated on the basic weighted average number of ordinary shares.

[2] Calculated on the diluted weighted average number of ordinary shares. The impact of the diluted loss per share is anti-dilutive and therefore equal to the basic loss per share.

Rounding of figures may result in computational discrepancies.



Group **income statement**

US Dollar million	Notes	Quarter ended March 2009 Unaudited	Quarter ended December 2008 Unaudited	Quarter ended March 2008 Restated Unaudited	Year ended December 2008 Audited
Revenue	2	**689**	884	906	3,743
Gold income		**658**	858	879	3,619
Cost of sales	3	**(568)**	(698)	(607)	(2,728)
Gain (loss) on non-hedge derivatives and other commodity contracts	4	**20**	230	(372)	(297)
Gross profit (loss)		**111**	390	(99)	594
Corporate administration and other expenses		**(35)**	(37)	(29)	(131)
Market development costs		**(3)**	(4)	(3)	(13)
Exploration costs		**(22)**	(30)	(36)	(126)
Other operating (expenses) income	5	**(5)**	6	4	(6)
Operating special items	6	**(6)**	(1,600)	11	(1,538)
Operating profit (loss)		**39**	(1,275)	(152)	(1,220)
Interest received		**10**	11	11	66
Exchange gain (loss)		**1**	1	(1)	4
Fair value adjustment on option component of convertible bond		**-**	-	23	25
Finance costs and unwinding of obligations		**(25)**	(23)	(33)	(114)
Share of equity accounted investments' profit (loss)		**23**	(39)	9	(138)
Profit (loss) before taxation		**48**	(1,324)	(144)	(1,377)
Taxation	7	**(39)**	313	14	197
Profit (loss) after taxation from continuing operations		**9**	(1,011)	(130)	(1,180)
Discontinued operations					
Profit from discontinued operations		**-**	-	-	25
Profit (loss) for the period		**9**	(1,011)	(131)	(1,155)
Allocated as follows:					
Equity shareholders		**-**	(1,016)	(142)	(1,195)
Minority interest		**9**	5	11	40
		9	(1,011)	(131)	(1,155)
Basic [1] and diluted [2] loss per ordinary share (cents)					
Loss from continuing operations		**-**	(285)	(50)	(385)
Profit from discontinued operations		**-**	-	-	8
Loss		**-**	(285)	(50)	(377)

[1] Calculated on the basic weighted average number of ordinary shares.
[2] Calculated on the diluted weighted average number of ordinary shares. The impact of the diluted loss per share is anti-dilutive and therefore equal to the basic loss per share.

Rounding of figures may result in computational discrepancies.



Statement of **comprehensive income**

SA Rand million	Quarter ended March 2009	Quarter ended December 2008	Quarter ended March 2008 Restated	Year ended December 2008
	Unaudited	Unaudited	Unaudited	Audited
Profit (loss) for the period	**92**	(11,815)	(3,722)	(15,781)
Exchange differences on translation of foreign operations	**174**	4,115	4,697	8,725
Net loss on cash flow hedges removed from equity and reported in gold sales	**530**	369	494	1,782
Net loss on cash flow hedges	**(171)**	(99)	(827)	(721)
Hedge ineffectiveness	**36**	67	13	64
Realised losses on hedges of capital items	**(15)**	(18)	-	(18)
Deferred taxation thereon	**(91)**	(58)	92	(254)
	289	261	(228)	853
Net gain (loss) on available for sale financial assets	**83**	7	(73)	(74)
Release on available for sale financial assets	**-**	(1)	-	(9)
Deferred taxation thereon	**(3)**	(11)	17	12
	80	(5)	(56)	(71)
Actuarial loss recognised	**-**	(171)	-	(364)
Deferred taxation thereon	**-**	58	(3)	124
	-	(113)	(3)	(240)
Other comprehensive income for the period net of tax	**543**	**4,258**	4,410	**9,267**
Total comprehensive income (expense) for the period net of tax	**635**	**(7,557)**	688	**(6,514)**
Allocated as follows:				
Equity shareholders	**538**	(7,602)	597	(6,860)
Minority interest	**97**	45	91	346
	635	(7,557)	688	(6,514)

Rounding of figures may result in computational discrepancies.



Statement of **comprehensive income**

US Dollar million	Quarter ended March 2009 Unaudited	Quarter ended December 2008 Unaudited	Quarter ended March 2008 Restated Unaudited	Year ended December 2008 Audited
Profit (loss) for the period	**9**	(1,011)	(131)	(1,155)
Exchange differences on translation of foreign operations	**38**	279	372	649
Net loss on cash flow hedges removed from equity and reported in gold sales	**54**	32	66	216
Net loss on cash flow hedges	**(17)**	(6)	(110)	(87)
Hedge ineffectiveness	**3**	8	2	8
Realised losses on hedges of capital items	**(2)**	(2)	-	(2)
Deferred taxation thereon	**(9)**	(4)	12	(28)
	29	28	(30)	107
Net gain (loss) on available for sale financial assets	**8**	2	(9)	(9)
Release on available for sale financial assets	**-**	-	-	(1)
Deferred taxation thereon	**-**	(1)	2	1
	8	1	(7)	(9)
Actuarial loss recognised	**-**	(19)	-	(44)
Deferred taxation thereon	**-**	6	-	15
	-	(13)	-	(29)
Other comprehensive income for the period net of tax	**75**	295	335	718
Total comprehensive income (expense) for the period net of tax	**84**	(716)	204	(437)
Allocated as follows:				
Equity shareholders	**74**	(720)	193	(480)
Minority interest	**10**	4	11	43
	84	(716)	204	(437)

Rounding of figures may result in computational discrepancies.



Group **statement of financial position**

SA Rand million	Note	As at March 2009 Unaudited	As at December 2008 Audited	As at March 2008 Restated Unaudited
ASSETS				
Non-current assets				
Tangible assets		**41,404**	41,081	52,569
Intangible assets		**1,408**	1,403	3,494
Investments in associates and equity accounted joint ventures		**2,897**	2,814	2,742
Other investments		**704**	625	661
Inventories		**2,884**	2,710	2,361
Trade and other receivables		**716**	585	489
Deferred taxation		**477**	475	495
Other non-current assets		**36**	32	281
		50,525	49,725	63,092
Current assets				
Inventories		**5,877**	5,663	4,612
Trade and other receivables		**1,827**	2,076	1,729
Derivatives		**4,744**	5,386	3,966
Current portion of other non-current assets		**2**	2	2
Cash restricted for use		**443**	415	423
Cash and cash equivalents		**5,874**	5,438	3,848
		18,767	18,980	14,580
Non-current assets held for sale		**9,104**	7,497	131
		27,871	26,477	14,711
TOTAL ASSETS		**78,396**	76,202	77,803
EQUITY AND LIABILITIES				
Share capital and premium	10	**37,513**	37,336	22,448
Retained earnings and other reserves		**(13,995)**	(14,380)	(5,787)
Minority interests		**893**	790	576
Total equity		**24,411**	23,746	17,237
Non-current liabilities				
Borrowings		**9,147**	8,224	5,700
Environmental rehabilitation and other provisions		**3,934**	3,860	3,691
Provision for pension and post-retirement benefits		**1,299**	1,293	1,244
Trade, other payables and deferred income		**115**	99	89
Derivatives		**-**	235	874
Deferred taxation		**6,153**	5,838	7,336
		20,648	19,549	18,934
Current liabilities				
Current portion of borrowings		**9,745**	10,046	9,974
Trade, other payables and deferred income		**4,683**	4,946	4,953
Derivatives		**17,376**	16,426	25,188
Taxation		**803**	1,033	1,346
		32,607	32,451	41,461
Non-current liabilities held for sale		**731**	456	171
		33,338	32,907	41,632
Total liabilities		**53,986**	52,456	60,566
TOTAL EQUITY AND LIABILITIES		**78,396**	76,202	77,803
Net asset value - cents per share		**6,818**	6,643	6,116

Rounding of figures may result in computational discrepancies.



Group **statement of financial position**

US Dollar million	Note	As at March 2009 Unaudited	As at December 2008 Audited	As at March 2008 Restated Unaudited
ASSETS				
Non-current assets				
Tangible assets		**4,320**	4,345	6,495
Intangible assets		**147**	148	432
Investments in associates and equity accounted joint ventures		**302**	298	339
Other investments		**73**	66	82
Inventories		**301**	287	292
Trade and other receivables		**75**	62	60
Deferred taxation		**50**	50	61
Other non-current assets		**4**	3	35
		5,271	5,259	7,796
Current assets				
Inventories		**613**	599	570
Trade and other receivables		**190**	220	214
Derivatives		**495**	570	490
Current portion of other non-current assets		**-**	-	-
Cash restricted for use		**46**	44	52
Cash and cash equivalents		**613**	575	475
		1,957	2,008	1,801
Non-current assets held for sale		**950**	793	16
		2,907	2,801	1,817
TOTAL ASSETS		**8,178**	8,060	9,613
EQUITY AND LIABILITIES				
Share capital and premium	10	**3,914**	3,949	2,773
Retained earnings and other reserves		**(1,460)**	(1,521)	(715)
Minority interests		**93**	83	71
Total equity		**2,547**	2,511	2,129
Non-current liabilities				
Borrowings		**954**	870	704
Environmental rehabilitation and other provisions		**410**	408	456
Provision for pension and post-retirement benefits		**135**	137	154
Trade, other payables and deferred income		**12**	11	11
Derivatives		**-**	25	108
Deferred taxation		**642**	617	906
		2,153	2,068	2,339
Current liabilities				
Current portion of borrowings		**1,017**	1,063	1,232
Trade, other payables and deferred income		**489**	524	612
Derivatives		**1,813**	1,737	3,112
Taxation		**84**	109	167
		3,402	3,433	5,123
Non-current liabilities held for sale		**76**	48	21
		3,478	3,481	5,144
Total liabilities		**5,631**	5,549	7,482
TOTAL EQUITY AND LIABILITIES		**8,178**	8,060	9,613
Net asset value - cents per share		**711**	702	755

Rounding of figures may result in computational discrepancies.



Group **statement of cashflows**

SA Rand million	Quarter ended March 2009 Unaudited	Quarter ended December 2008 Unaudited	Quarter ended March 2008 Restated Unaudited	Year ended December 2008 Audited
Cash flows from operating activities				
Receipts from customers	**6,404**	8,772	6,536	30,117
Payments to suppliers and employees	**(3,726)**	(6,210)	(4,674)	(24,429)
Cash generated from operations	**2,678**	2,562	1,863	5,688
Cash utilised by discontinued operations	**-**	(4)	(1)	(11)
Dividend received from equity accounted investments	**173**	257	-	739
Taxation paid	**(423)**	(127)	(343)	(1,029)
Cash utilised for hedge book settlements	**-**	(10)	-	(8,514)
Net cash inflow (outflow) from operating activities	**2,427**	2,678	1,519	(3,127)
Cash flows from investing activities				
Capital expenditure	**(2,387)**	(2,964)	(1,918)	(9,846)
Proceeds from disposal of tangible assets	**17**	33	222	301
Proceeds from disposal of assets of discontinued operations	**-**	-	-	79
Other investments acquired	**(160)**	(197)	(266)	(769)
Proceeds on disposal of associate	**-**	-	-	382
Associates' loans advanced	**-**	-	-	(38)
Associates' loans repaid	**1**	-	30	33
Proceeds from disposal of investments	**165**	203	207	729
(Increase) decrease in cash restricted for use	**(104)**	94	(48)	(49)
Interest received	**98**	98	86	538
Loans advanced	**-**	-	(3)	(3)
Repayment of loans advanced	**1**	1	1	3
Net cash outflow from investing activities	**(2,370)**	(2,733)	(1,689)	(8,640)
Cash flows from financing activities				
Proceeds from issue of share capital	**114**	12	65	13,592
Share issue expenses	**(4)**	(11)	-	(421)
Proceeds from borrowings	**10,938**	1,622	1,204	7,034
Repayment of borrowings	**(10,135)**	(477)	(154)	(5,066)
Finance costs paid	**(410)**	(266)	(250)	(788)
Dividends paid	**(178)**	-	(152)	(455)
Net cash inflow from financing activities	**325**	879	713	13,896
Net increase in cash and cash equivalents	**382**	824	543	2,129
Translation	**54**	29	58	63
Cash and cash equivalents at beginning of period	**5,438**	4,585	3,246	3,246
Net cash and cash equivalents at end of period	**5,874**	5,438	3,848	5,438
Cash generated from operations				
Profit (loss) before taxation	**476**	(14,797)	(3,867)	(18,058)
Adjusted for:				
Movement on non-hedge derivatives and other commodity contracts	**1,621**	(1,046)	5,280	3,169
Amortisation of tangible assets	**1,261**	1,387	1,020	4,620
Finance costs and unwinding of obligations	**252**	225	253	926
Environmental, rehabilitation and other expenditure	**20**	(72)	87	38
Operating special items	**60**	15,855	(82)	15,379
Amortisation of intangible assets	**6**	9	4	21
Deferred stripping	**(313)**	(140)	(190)	(418)
Fair value adjustment on option components of convertible bond	**-**	(2)	(170)	(185)
Interest receivable	**(97)**	(108)	(80)	(536)
Share of equity accounted investments' (profit) loss	**(223)**	381	(72)	1,177
Other non-cash movements	**80**	363	(20)	776
Movements in working capital	**(464)**	507	(300)	(1,221)
	2,678	2,562	1,863	5,688
Movements in working capital				
Increase in inventories	**(440)**	(1,162)	(1,439)	(3,588)
(Increase) decrease in trade and other receivables	**(337)**	135	(386)	(618)
Increase in trade and other payables	**313**	1,533	1,525	2,985
	(464)	507	(300)	(1,221)

Rounding of figures may result in computational discrepancies.



Group **statement of cashflows**

US Dollar million	Quarter ended March 2009 Unaudited	Quarter ended December 2008 Unaudited	Quarter ended March 2008 Restated Unaudited	Year ended December 2008 Audited
Cash flows from operating activities				
Receipts from customers	**646**	892	871	3,672
Payments to suppliers and employees	**(378)**	(681)	(656)	(3,040)
Cash generated from operations	**268**	210	215	632
Cash utilised by discontinued operations	**-**	-	-	(1)
Dividend received from equity accounted investments	**18**	20	-	78
Taxation paid	**(43)**	(7)	(46)	(125)
Cash utilised for hedge book settlements	**-**	(1)	-	(1,113)
Net cash inflow (outflow) from operating activities	**243**	221	169	(529)
Cash flows from investing activities				
Capital expenditure	**(241)**	(298)	(256)	(1,194)
Proceeds from disposal of tangible assets	**2**	3	30	39
Proceeds from disposal of assets of discontinued operations	**-**	-	-	10
Other investments acquired	**(16)**	(19)	(35)	(93)
Proceeds on disposal of associate	**-**	(3)	-	48
Associates' loans advanced	**-**	-	-	(4)
Associates' loans repaid	**-**	-	4	4
Proceeds from disposal of investments	**17**	20	28	88
(Increase) decrease in cash restricted for use	**(10)**	14	(6)	(6)
Interest received	**10**	10	11	67
Loans advanced	**-**	-	-	-
Repayment of loans advanced	**-**	-	-	-
Net cash outflow from investing activities	**(239)**	(274)	(225)	(1,041)
Cash flows from financing activities				
Proceeds from issue of share capital	**12**	1	9	1,722
Share issue expenses	**-**	-	-	(54)
Proceeds from borrowings	**1,105**	149	160	853
Repayment of borrowings	**(1,024)**	(17)	(20)	(614)
Finance costs paid	**(41)**	(25)	(33)	(93)
Dividends paid	**(18)**	-	(19)	(58)
Net cash inflow from financing activities	**33**	108	96	1,756
Net increase in cash and cash equivalents	**37**	55	40	186
Translation	**1**	(35)	(42)	(88)
Cash and cash equivalents at beginning of period	**575**	555	477	477
Net cash and cash equivalents at end of period	**613**	575	475	575
Cash generated from operations				
Profit (loss) before taxation	**48**	(1,324)	(144)	(1,377)
Adjusted for:				
Movement on non-hedge derivatives and other commodity contracts	**164**	(276)	328	(88)
Amortisation of tangible assets	**127**	140	136	560
Finance costs and unwinding of obligations	**25**	23	33	114
Environmental, rehabilitation and other expenditure	**2**	(8)	12	6
Operating special items	**6**	1,600	(11)	1,538
Amortisation of intangible assets	**1**	1	-	2
Deferred stripping	**(32)**	(14)	(23)	(51)
Fair value adjustment on option components of convertible bond	**-**	-	(23)	(25)
Interest receivable	**(10)**	(11)	(11)	(66)
Share of equity accounted investments' (profit) loss	**(23)**	39	(9)	138
Other non-cash movements	**8**	36	(2)	87
Movements in working capital	**(49)**	5	(70)	(206)
	268	210	215	632
Movements in working capital				
Increase in inventories	**(34)**	(1)	(48)	(151)
(Increase) decrease in trade and other receivables	**(32)**	47	(16)	(9)
Increase (decrease) in trade and other payables	**17**	(40)	(6)	(46)
	(49)	5	(70)	(206)

Rounding of figures may result in computational discrepancies.



Group **statement of changes in equity**

SA Rand million	Share Capital & Premium	Other capital reserves	Retained earnings	Cash flow hedge reserve	Available for sale reserve	Actuarial (losses) gains	Foreign currency translation reserve	Total	Minority interests	Total equity
Balance at December 2007	22,371	701	(5,524)	(1,633)	59	(108)	338	16,204	429	16,633
(Loss) profit for the year			(3,812)					(3,812)	90	(3,722)
Comprehensive (expense) income				(229)	(56)	(3)	4,697	4,409	1	4,410
Total comprehensive (expense) income	-	-	(3,812)	(229)	(56)	(3)	4,697	597	91	688
Shares issued	77							77		77
Share-based payment for share awards		73						73		73
Dividends paid			(148)					(148)		(148)
Dividends of subsidiaries								-	(4)	(4)
Transfers to foreign currency translation reserve			(12)				12	-		-
Translation	-	3		(146)	1			(142)	60	(82)
Balance at March 2008	22,448	777	(9,496)	(2,008)	4	(111)	5,047	16,661	576	17,237
Balance at December 2008	37,336	809	(22,879)	(1,008)	(18)	(347)	9,063	22,956	790	23,746
Profit for the year			1					1	91	92
Comprehensive income				283	80	-	174	537	6	543
Total comprehensive income	-	-	1	283	80	-	174	538	97	635
Shares issued	177							177		177
Share-based payment for share awards		39						39		39
Dividends paid			(178)					(178)		(178)
Translation	-	(4)		(7)	(3)	-		(14)	6	(8)
Balance at March 2009	37,513	844	(23,056)	(732)	59	(347)	9,237	23,518	893	24,411
US Dollar million										
Balance at December 2007	3,285	103	(1,020)	(240)	9	(16)	258	2,379	63	2,442
(Loss) profit for the year			(142)					(142)	11	(131)
Comprehensive (expense) income				(30)	(7)	-	372	335	-	335
Total comprehensive (expense) income	-	-	(142)	(30)	(7)	-	372	193	11	204
Shares issued	9							9		9
Share-based payment for share awards		10						10		10
Dividends paid			(18)					(18)		(18)
Dividends of subsidiaries								-	(1)	(1)
Transfers to foreign currency translation reserve			(2)				2	-		-
Translation	(521)	(17)		22	(2)	3		(515)	(2)	(517)
Balance at March 2008	2,773	96	(1,182)	(248)	-	(13)	632	2,058	71	2,129
Balance at December 2008	3,949	86	(2,368)	(107)	(2)	(37)	907	2,428	83	2,511
Profit for the year			-					-	9	9
Comprehensive income				28	8	-	38	74	1	75
Total comprehensive income	-	-	-	28	8	-	38	74	10	84
Shares issued	17							17		17
Share-based payment for share awards		4						4		4
Dividends paid			(18)					(18)		(18)
Translation	(52)	(3)		3	-	1		(51)		(51)
Balance at March 2009	3,914	87	(2,386)	(76)	6	(36)	945	2,454	93	2,547

Rounding of figures may result in computational discrepancies.

Quarterly Report March 2009 - www.AngloGoldAshanti.com



Segmental reporting

for the quarter ended 31 March 2009

AngloGold Ashanti has implemented IFRS 8 "Operating Segments" with effect from 1 January 2009 and this has resulted in a change to the segmental information reported by Anglogold Ashanti. Comparative information has been presented on a consistent basis. AngloGold Ashanti's operating segments are being reported based on the financial information provided to the Chief Executive Officer and the Executive Management team, collectively identified as the Chief Operating Decision Maker. Individual members of the Executive Management team are responsible for geographic regions of the business.

	Quarter ended			Year ended	Quarter ended			Year ended
	Mar 2009	Dec 2008	Mar 2008 Restated	Dec 2008	Mar 2009	Dec 2008	Mar 2008 Restated	Dec 2008
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million				US Dollar million			
Gold income								
Southern Africa	**3,045**	3,649	2,534	12,395	**307**	367	335	1,505
Rest of Africa	**1,482**	2,010	1,953	9,334	**150**	203	258	1,148
Australia	**626**	937	727	2,338	**63**	94	96	280
South America	**1,122**	1,390	1,074	3,723	**113**	140	142	446
North America	**243**	531	369	1,984	**24**	54	48	240
	6,518	8,517	6,657	29,774	**658**	858	879	3,619
Gross profit (loss) adjusted for the gain (loss) on unrealised non-hedge derivatives and other commodity contracts								
Southern Africa	**1,683**	1,266	1,035	(265)	**170**	128	132	(57)
Rest of Africa	**557**	(542)	396	(2,798)	**56**	(55)	53	(334)
Australia	**96**	75	144	(554)	**10**	8	20	(70)
South America	**484**	432	361	211	**49**	44	48	19
North America	**222**	170	157	99	**22**	17	21	10
Other	**86**	24	2	167	**9**	1	-	20
Sub-total	**3,128**	1,425	2,095	(3,140)	**316**	143	274	(412)
Less equity accounted investments	**(364)**	(184)	(184)	195	**(37)**	(18)	(24)	28
	2,764	1,241	1,911	(2,945)	**279**	125	250	(384)
Adjusted gross profit (loss) normalised for accelerated settlement of non-hedge derivatives								
Southern Africa	**1,683**	1,266	1,035	3,938	**170**	128	132	473
Rest of Africa	**557**	(542)	396	(232)	**56**	(55)	53	(12)
Australia	**96**	75	144	182	**10**	8	20	23
South America	**484**	432	361	1,148	**49**	44	48	138
North America	**222**	170	157	545	**22**	17	21	66
Other	**86**	24	2	40	**9**	1	-	5
Sub-total	**3,128**	1,425	2,095	5,621	**316**	143	274	693
Less equity accounted investments	**(364)**	(184)	(184)	(549)	**(37)**	(18)	(24)	(67)
	2,764	1,241	1,911	5,072	**279**	125	250	626

Rounding of figures may result in computational discrepancies.



Segmental reporting (continued)

	Quarter ended			Year ended	Quarter ended			Year ended
	Mar 2009	Dec 2008	Mar 2008	Dec 2008	Mar 2009	Dec 2008	Mar 2008	Dec 2008
			Restated				Restated	
	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Unaudited	Audited
	kg				oz (000)			
Gold production [1]								
Southern Africa	**14,954**	16,799	15,967	67,409	**481**	540	513	2,167
Rest of Africa	**10,649**	12,459	11,997	48,588	**342**	401	385	1,562
Australia	**3,041**	2,651	3,707	13,477	**98**	85	119	433
South America	**3,926**	5,098	3,748	17,468	**126**	164	121	562
North America	**1,736**	2,422	1,791	8,016	**56**	78	58	258
	34,306	39,429	37,210	154,958	**1,103**	1,268	1,196	4,982

	Quarter ended			Year ended	Quarter ended			Year ended
	Mar 2009	Dec 2008	Mar 2008	Dec 2008	Mar 2009	Dec 2008	Mar 2008	Dec 2008
			Restated				Restated	
	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Unaudited	Audited
	SA Rand million				US Dollar million			
Capital expenditure [1]								
Southern Africa	**692**	849	539	2,877	**70**	85	72	349
Rest of Africa	**377**	707	278	2,059	**38**	74	37	250
Australia	**940**	1,054	803	3,618	**95**	105	107	439
South America	**286**	301	215	1,044	**29**	30	29	127
North America	**79**	37	90	221	**8**	3	12	27
Other	**7**	46	5	86	**1**	5	-	9
	2,381	2,994	1,930	9,905	**241**	302	257	1,201

	As at Mar 2009	As at Dec 2008	As at Mar 2008	As at Mar 2009	As at Dec 2008	As at Mar 2008
			Restated			Restated
	Unaudited	Audited	Unaudited	Unaudited	Audited	Unaudited
	SA Rand million			US Dollar million		
Total assets						
Southern Africa	**20,741**	20,244	19,228	**2,164**	2,141	2,376
Rest of Africa	**25,555**	24,405	33,713	**2,666**	2,581	4,165
Australia	**14,053**	12,936	11,404	**1,466**	1,368	1,409
South America	**10,583**	10,386	7,979	**1,104**	1,098	986
North America	**5,594**	5,422	4,284	**584**	573	529
Other	**2,783**	3,658	2,145	**290**	388	266
	79,309	77,051	78,753	**8,274**	8,149	9,731
Less equity accounted investments	**(913)**	(849)	(948)	**(96)**	(89)	(118)
Total assets	**78,396**	76,202	77,803	**8,178**	8,060	9,613

[1] Gold production and capital expenditure includes equity accounted investments.

Rounding of figures may result in computational discrepancies.



Notes
for the quarter ended 31 March 2009

1. Basis of preparation

The financial statements in this quarterly report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. Except for the change in accounting policy described in note 15, the group's accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2008 and revised International Financial Reporting Standards (IFRS) which are effective 1 January 2009, where applicable, with the only significant changes arising from IAS1 (revised) – "Presentation of Financial Statements" and IFRS8 "Operating Segments". As a result of the revision of IAS1, a Statement of Comprehensive Income, which discloses non owner changes in equity, and a Statement of Changes in Equity are presented. The effects of the adoption of IFRS8 are disclosed in Segmental Reporting.

The financial statements of AngloGold Ashanti Limited have been prepared in compliance with IAS34, JSE Listings Requirements and in the manner required by the South African Companies Act, 1973 for the preparation of financial information of the group for the quarter ended 31 March 2009.

2. Revenue

	Quarter ended			Year ended	Quarter ended			Year ended
	Mar 2009	Dec 2008	Mar 2008	Dec 2008	Mar 2009	Dec 2008	Mar 2008	Dec 2008
			Restated				Restated	
	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Unaudited	Audited
	SA Rand million				US Dollar million			
Gold income	**6,518**	8,517	6,657	29,774	**658**	858	879	3,619
By-products (note 3)	**208**	147	127	480	**21**	15	16	58
Interest received	**97**	108	80	536	**10**	11	11	66
	6,824	8,771	6,864	30,790	**689**	884	906	3,743

3. Cost of sales

	Quarter ended			Year ended	Quarter ended			Year ended
	Mar 2009	Dec 2008	Mar 2008	Dec 2008	Mar 2009	Dec 2008	Mar 2008	Dec 2008
			Restated				Restated	
	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Unaudited	Audited
	SA Rand million				US Dollar million			
Cash operating costs	**(4,628)**	(4,948)	(3,513)	(16,865)	**(467)**	(498)	(465)	(2,045)
By-products revenue (note 2)	**208**	147	127	480	**21**	15	16	58
By-products cash operating costs	**(96)**	(65)	(78)	(286)	**(10)**	(7)	(10)	(36)
	(4,516)	(4,866)	(3,464)	(16,671)	**(456)**	(490)	(459)	(2,023)
Other cash costs	**(207)**	(196)	(205)	(734)	**(21)**	(20)	(27)	(90)
Total cash costs	**(4,723)**	(5,062)	(3,669)	(17,405)	**(477)**	(510)	(486)	(2,113)
Retrenchment costs	**(14)**	(16)	(26)	(72)	**(1)**	(2)	(3)	(9)
Rehabilitation and other non-cash costs	**(59)**	2	(103)	(218)	**(6)**	-	(13)	(28)
Production costs	**(4,796)**	(5,076)	(3,799)	(17,695)	**(484)**	(511)	(503)	(2,150)
Amortisation of tangible assets	**(1,261)**	(1,387)	(1,020)	(4,620)	**(127)**	(140)	(136)	(560)
Amortisation of intangible assets	**(6)**	(9)	(4)	(21)	**(1)**	(1)	-	(2)
Total production costs	**(6,063)**	(6,472)	(4,823)	(22,336)	**(612)**	(652)	(639)	(2,712)
Inventory change	**442**	(456)	235	(222)	**44**	(47)	32	(16)
	(5,621)	(6,928)	(4,588)	(22,558)	**(568)**	(698)	(607)	(2,728)

Rounding of figures may result in computational discrepancies.


AngloGold Ashanti

4. Gain (loss) on non-hedge derivatives and other commodity contracts

	Quarter ended			Year ended	Quarter ended			Year ended
	Mar 2009	**Dec 2008**	**Mar 2008**	**Dec 2008**	**Mar 2009**	**Dec 2008**	**Mar 2008**	**Dec 2008**
	Unaudited	Unaudited	Restated Unaudited	Audited	Unaudited	Unaudited	Restated Unaudited	Audited
	SA Rand million				US Dollar million			
Gain (loss) on realised non-hedge derivatives	**1,867**	(348)	(158)	(1,275)	**189**	(35)	(22)	(155)
Realised loss on other commodity contracts	-	-	-	(253)	-	-	-	(32)
Loss on accelerated settlement of non-hedge derivatives	-	-	-	(8,634)	-	-	-	(1,088)
(Loss) gain on unrealised non-hedge derivatives	**(1,662)**	898	(5,464)	3,774	**(168)**	260	(353)	965
Unrealised gain on other commodity physical borrowings	-	48	3	74	-	5	1	8
Provision reversed for gain on future deliveries of other commodities	-	-	19	37	-	-	3	5
	205	598	(5,599)	(6,277)	**20**	230	(372)	(297)

5. Other operating (expenses) income

	Quarter ended			Year ended	Quarter ended			Year ended
	Mar 2009	**Dec 2008**	**Mar 2008**	**Dec 2008**	**Mar 2009**	**Dec 2008**	**Mar 2008**	**Dec 2008**
	Unaudited	Unaudited	Restated Unaudited	Audited	Unaudited	Unaudited	Restated Unaudited	Audited
	SA Rand million				US Dollar million			
Pension and medical defined benefit provisions	**(24)**	80	(24)	8	**(2)**	8	(3)	(2)
Claims filed by former employees in respect of loss of employment, work-related accident injuries and diseases, governmental fiscal claims and costs of old tailings operations	**(26)**	(20)	60	(37)	**(3)**	(2)	8	(4)
Miscellaneous	-	1	(4)	-	-	-	(1)	-
	(50)	61	32	(29)	**(5)**	6	4	(6)

6. Operating special items

	Quarter ended			Year ended	Quarter ended			Year ended
	Mar 2009	**Dec 2008**	**Mar 2008**	**Dec 2008**	**Mar 2009**	**Dec 2008**	**Mar 2008**	**Dec 2008**
	Unaudited	Unaudited	Restated Unaudited	Audited	Unaudited	Unaudited	Restated Unaudited	Audited
	SA Rand million				US Dollar million			
(Under provision) reimbursement of indirect tax expenses	**(3)**	148	-	198	**-**	15	-	22
Siguiri royalty payment calculation dispute with the Guinean Administration	-	(26)	-	(26)	**-**	(3)	-	(3)
ESOP and BEE costs resulting from rights offer	-	-	-	(76)	**-**	-	-	(9)
Contractor termination costs at Iduapriem	-	(10)	-	(10)	**-**	(1)	-	(1)
Impairment net of reversals of tangible assets (note 8)	-	(14,786)	(3)	(14,792)	**-**	(1,492)	-	(1,493)
Impairment of goodwill (note 8)	-	(1,080)	-	(1,080)	**-**	(109)	-	(109)
Recovery of exploration costs	-	-	-	35	**-**	-	-	4
Provision for bad debt - Pamodzi Gold	**(63)**	-	-	-	**(6)**	-	-	-
Profit (loss) on disposal and abandonment of land, mineral rights, tangible assets and exploration properties (note 8)	**6**	(55)	85	381	**1**	(4)	11	52
Impairment of investments (note 8)	-	(42)	-	(42)	**-**	(6)	-	(6)
(Loss) profit on disposal of investment in Nufcor International Limited (note 8)	-	(4)	-	14	**-**	-	-	2
Nufcor Uranium Trust contributions by other members (note 8)	-	-	-	19	**-**	-	-	3
	(60)	(15,855)	82	(15,379)	**(6)**	(1,600)	11	(1,538)

Rounding of figures may result in computational discrepancies.



7. Taxation

	Quarter ended			Year ended	Quarter ended			Year ended
	Mar 2009	Dec 2008	Mar 2008 Restated	Dec 2008	Mar 2009	Dec 2008	Mar 2008 Restated	Dec 2008
	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Unaudited	Audited
	SA Rand million				US Dollar million			
South African taxation								
Mining tax	**-**	-	(252)	-	**-**	-	(32)	-
Non-mining tax	**(30)**	(18)	(41)	(85)	**(3)**	(2)	(6)	(12)
(Under) over provision prior year	**(16)**	18	(22)	(42)	**(2)**	2	(3)	(6)
Deferred taxation								
Temporary differences	**(322)**	(446)	(31)	161	**(33)**	(45)	(3)	30
Unrealised non-hedge derivatives and other commodity contracts	**168**	(98)	712	(841)	**17**	1	88	(89)
Change in estimated deferred tax rate	-	(62)	-	(62)	-	(6)	-	(6)
Change in statutory tax rate	-	1	70	70	-	-	9	9
	(200)	(605)	434	(799)	**(20)**	(50)	52	(74)
Foreign taxation								
Normal taxation	**(137)**	(231)	(178)	(651)	**(14)**	(24)	(24)	(79)
(Under) over provision prior year	**(11)**	-	36	41	**(1)**	-	5	5
Deferred taxation								
Temporary differences	**(48)**	3,970	(138)	3,747	**(5)**	401	(18)	372
Unrealised non-hedge derivatives and other commodity contracts	**13**	(155)	(6)	(259)	**1**	(15)	(1)	(27)
	(183)	3,583	(287)	2,878	**(18)**	363	(38)	271
Total taxation	**(384)**	2,978	148	2,079	**(39)**	313	14	197

8. Headline earnings (loss)

	Quarter ended			Year ended	Quarter ended			Year ended
	Mar 2009	Dec 2008	Mar 2008 Restated	Dec 2008	Mar 2008	Dec 2008	Mar 2008 Restated	Dec 2008
	Unaudited	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Unaudited	Audited
	SA Rand million				US Dollar million			
The profit (loss) attributable to equity shareholders has been adjusted by the following to arrive at headline earnings (loss):								
Profit (loss) attributable to equity shareholders	**1**	(11,869)	(3,812)	(16,105)	**-**	(1,016)	(142)	(1,195)
Impairment net of reversals of tangible assets (note 6)	**-**	14,786	3	14,792	**-**	1,492	-	1,493
Impairment of goodwill (note 6)	**-**	1,080	-	1,080	**-**	109	-	109
Profit on disposal and abandonment of assets (note 6)	**(6)**	55	(85)	(400)	**(1)**	4	(11)	(55)
Impairment of investments (note 6)	**-**	42	-	42	**-**	6	-	6
Loss (profit) on disposal of investment in associate (note 6)	**-**	4	-	(14)	**-**	-	-	(2)
Profit on disposal of discontinued assets	**-**	-	-	(218)	**-**	-	-	(27)
Impairment of investment in associates	**-**	347	1	389	**-**	35	-	39
Loss (profit) on disposal of assets in associate	**1**	-	-	(30)	**-**	-	-	(3)
Taxation on items above - current portion	**4**	3	2	10	**1**	-	-	1
Taxation on items above - deferred portion	**(1)**	(3,933)	11	(3,915)	**-**	(397)	1	(395)
Discontinued operations taxation on items above	**-**	-	-	(6)	**-**	-	-	(1)
Headline earnings (loss)	**-**	516	(3,880)	(4,375)	**-**	234	(151)	(30)

Cents per share [(1)]								
Headline earnings (loss)	**-**	145	(1,376)	(1,379)	**-**	66	(54)	(9)

(1) Calculated on the basic weighted average number of ordinary shares.

Rounding of figures may result in computational discrepancies.



9. Number of shares

	Quarter ended			Year ended
	Mar 2009 Unaudited	Dec 2008 Unaudited	Mar 2008 Unaudited	Dec 2008 Audited
Authorised number of shares:				
Ordinary shares of 25 SA cents each	**400,000,000**	400,000,000	400,000,000	400,000,000
E ordinary shares of 25 SA cents each	**4,280,000**	4,280,000	4,280,000	4,280,000
A redeemable preference shares of 50 SA cents each	**2,000,000**	2,000,000	2,000,000	2,000,000
B redeemable preference shares of 1 SA cent each	**5,000,000**	5,000,000	5,000,000	5,000,000
Issued and fully paid number of shares:				
Ordinary shares in issue	**354,135,912**	353,483,410	277,745,007	353,483,410
E ordinary shares in issue	**3,927,894**	3,966,941	4,104,635	3,966,941
Total ordinary number of shares:	**358,063,806**	357,450,351	281,849,642	357,450,351
A redeemable preference shares	**2,000,000**	2,000,000	2,000,000	2,000,000
B redeemable preference shares	**778,896**	778,896	778,896	778,896

In calculating the diluted number of ordinary shares outstanding for the period, the following were taken into consideration:

Ordinary shares	**353,635,884**	351,517,689	277,658,759	312,610,124
E ordinary shares	**3,940,464**	3,980,034	4,122,800	4,046,364
Fully vested options	**805,303**	440,430	280,789	547,460
Weighted average number of shares	**358,381,651**	355,938,153	282,062,348	317,203,948
Dilutive potential of share options	**-**	-	-	-
Diluted number of ordinary shares [(1)]	**358,381,651**	355,938,153	282,062,348	317,203,948

(1) *The basic and diluted number of ordinary shares are the same as the effects of shares for performance related options are anti-dilutive.*

10. Share capital and premium

	As at			As at		
	Mar 2009	Dec 2008	Mar 2008 Restated	Mar 2009	Dec 2008	Mar 2008 Restated
	Unaudited	Audited	Unaudited	Unaudited	Audited	Unaudited
	SA Rand million			US Dollar million		
Balance at beginning of period	**38,246**	23,322	23,322	**4,045**	3,425	3,425
Ordinary shares issued	**174**	14,946	73	**18**	1,875	10
E ordinary shares cancelled	**(4)**	(22)	(5)	**(1)**	(2)	(1)
Translation	**-**	-	-	**(54)**	(1,253)	(544)
Sub-total	**38,416**	38,246	23,391	**4,008**	4,045	2,890
Redeemable preference shares held within the group	**(312)**	(312)	(312)	**(33)**	(33)	(39)
Ordinary shares held within the group	**(270)**	(273)	(288)	**(28)**	(29)	(36)
E ordinary shares held within group	**(321)**	(325)	(343)	**(33)**	(34)	(42)
Balance at end of period	**37,513**	37,336	22,448	**3,914**	3,949	2,773

11. Exchange rates

	Mar 2009 Unaudited	Dec 2008 Unaudited	Mar 2008 Unaudited
ZAR/USD average for the year to date	**9.90**	8.25	7.52
ZAR/USD average for the quarter	**9.90**	9.92	7.52
ZAR/USD closing	**9.59**	9.46	8.09
ZAR/AUD average for the year to date	**6.58**	6.93	6.84
ZAR/AUD average for the quarter	**6.58**	6.67	6.84
ZAR/AUD closing	**6.60**	6.57	7.40
BRL/USD average for the year to date	**2.31**	1.84	1.74
BRL/USD average for the quarter	**2.31**	2.28	1.74
BRL/USD closing	**2.33**	2.34	1.74
ARS/USD average for the year to date	**3.54**	3.16	3.15
ARS/USD average for the quarter	**3.54**	3.33	3.15
ARS/USD closing	**3.71**	3.45	3.17

Rounding of figures may result in computational discrepancies.



12. Capital commitments

	Mar 2009 Unaudited	Dec 2008 Audited	Mar 2008 Unaudited	Mar 2009 Unaudited	Dec 2008 Audited	Mar 2008 Unaudited
	SA Rand million			US Dollar million		
Orders placed and outstanding on capital contracts at the prevailing rate of exchange [1]	1,721	775	3,697	180	82	457

(1) Includes capital commitments relating to equity accounted joint ventures.

Liquidity and capital resources:

To service the above capital commitments and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.

Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment and exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition distributions from joint ventures are subject to the relevant board approval.

The credit facilities and other financing arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the groups covenant performance indicates that existing financing facilities will be available to meet the above commitments. To the extent that any of the financing facilities mature in the near future, the group believes that these facilities can be refinanced.

13. Contingent liabilities

AngloGold Ashanti's material contingent liabilities at 31 March 2009 are detailed below:

Groundwater pollution – South Africa – AngloGold Ashanti has identified a number of groundwater pollution sites at its operations in South Africa and has investigated a number of different technologies and methodologies that could possibly be used to remediate the pollution plumes. Numerous scientific, technical and legal reports have been produced and remediation of the polluted soil and groundwater is the subject of continued research. Subject to the technology being developed as a proven remediation technique, no reliable estimate can be made for the obligation.

Deep groundwater pollution – South Africa – AngloGold Ashanti has identified a flooding and future pollution risk posed by deep groundwater, due to the interconnected nature of operations in the West Wits and Vaal River operations in South Africa. The Company is involved in task teams and other structures to find long-term sustainable solutions for this risk, together with industry partners and government. As there is too little information for the accurate estimate of a liability, no reliable estimate can be made for the obligation.

Soil and Sediment Pollution – South Africa – AngloGold Ashanti identified offsite pollution impacts in the West Wits area, resulting from a long period of gold and uranium mining activity by a number of mining companies as well as millennia of weathering of natural reef outcrops in the catchment areas. Investigations are being conducted but no reliable estimate can be made for the obligation.

Provision of surety – South Africa – AngloGold Ashanti has provided sureties in favour of a lender on a gold loan facility with its affiliate Oro Africa (Pty) Ltd and one of its subsidiaries to a maximum value of R100m ($10m). The suretyship agreements have a termination notice period of 90 days.

Sales tax on gold deliveries – Brazil – Mineração Serra Grande S.A. (MSG), the operator of the Crixas mine in Brazil, has received two tax assessments from the State of Goiás related to payments of sales taxes on gold deliveries for export, including one assessment for the period between February 2004 and June 2005 and the other for the period between July 2005 and May 2006. The tax authorities maintain that whenever a taxpayer exports gold mined in the state of Goiás, through a branch located in a different Brazilian State, it must obtain an authorisation from the Goiás State Treasury by means of a Special Regime Agreement (*Termo de Acordo re Regime Especial* – TARE). The MSG operation is co-owned with Kinross Gold Corporation. AngloGold Ashanti Brasil Mineração Ltda. manages the operation and its attributable share of the first assessment is approximately $35m. Although MSG requested the TARE in early 2004, the TARE, which authorised the remittance of gold to the company's branch in Minas Gerais specifically for export purposes, was only granted and executed in May 2006.



In November 2006 the administrative council's second chamber ruled in favour of MSG and fully cancelled the tax liability related to the first period. The State of Goiás has appealed to the full board of the State of Goiás tax administrative council. The second assessment was issued by the State of Goiás in October 2006 on the same grounds as the first one, and the attributable share of the assessment is approximately $21m. The company believes both assessments are in violation of Federal legislation on sales taxes.

VAT Disputes – Brazil – MSG received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes on gold allegedly returned from the branch in Minas Gerais to the company head office in the State of Goiás. The tax administrators rejected the company's appeal against the assessment. The company is now appealing the dismissal of the case. The company's attributable share of the assessment is approximately $6m.

Tax Disputes – Brazil – Morro Velho, AngloGold Ashanti Brasil Mineração, Mineração Serra Grande and São Bento Mineração are involved in disputes with tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions and annual property tax based on ownership of properties outside of urban perimeters (ITR). The amount involved is approximately $14m.

14. Concentration of risk

There is a concentration of risk in respect of reimbursable value added tax and fuel duties from the Malian government:

- Reimbursable value added tax due from the Malian government amounts to an attributable $25m at 31 March 2009 (31 December 2008: attributable $27m). The last audited value added tax return was for the period ended 30 June 2008 and at the balance sheet date an attributable $22m was audited and $3m is still subject to audit.

- Reimbursable fuel duties from the Malian government amounts to an attributable $4m at 31 March 2009 (31 December 2008: attributable $5m). Fuel duty refund claims are required to be submitted before 31 January of the following year and are subject to authorisation by firstly the Department of Mining and secondly the Custom and Excise authorities. An attributable $4m is still subject to authorisation by the authorities. With effect from February 2006 fuel duties are no longer payable to the Malian government.

The government of Mali is a shareholder in all the Malian entities. Management of Sadiola and Yatela have entered into a protocol with the Government of Mali that provides for the repayment of the outstanding audited amounts due to Sadiola and Yatela. The amounts outstanding at Sadiola and Yatela have been discounted at 18% based on the provisions of the protocol. The amounts outstanding at Morila have been discounted to their present value at a rate of 6.0%.

Post quarter-end Sadiola received an amount of attributable $11m from the Malian government.

There is a concentration of risk in respect of reimbursable value added tax and fuel duties from the Tanzanian government:

- Reimbursable value added tax due from the Tanzanian government amounts to $16m at 31 March 2009 (31 December 2008: $16m). The last audited value added tax return was for the period ended 30 November 2008 and at the balance sheet date was $16m. The outstanding amounts at Morila have been discounted to their present value at a rate of 7.8%.

- Reimbursable fuel duties from the Tanzanian government amounts to $39m at 31 March 2009 (31 December 2008: $37m). Fuel duty claims are required to be submitted after consumption of the related fuel and are subject to authorisation by the Customs and Excise authorities. Claims for refund of fuel duties amounting to $33m have been audited and lodged with the Customs and Excise authorities, whilst claims for refund of $6m have not yet been lodged. The outstanding amounts have been discounted to their present value at a rate of 7.8%.



15. Change in account policy

Effective 1 January 2008, the group changed its accounting policy for the accounting of jointly controlled entities. In terms of IAS31 "Interests in Joint Ventures" the group previously proportionately consolidated jointly controlled entities. During 2008 the group decided to change its accounting policy to account for these entities using the equity method, the alternative treatment permitted by IFRS. Management has concluded that the change in accounting policy will result in more reliable and relevant information and is in accordance with international trends in accounting. Comparative information is this report has been restated in order to reflect the adoption of the revised accounting policy for the accounting of jointly controlled entities.

16. Announcements

On **28 January 2009**, AngloGold Ashanti announced that it had agreed to sell to Newmont Mining Corporation, its 33.33% joint venture interest in the Boddington Gold Mine for an aggregate consideration of up to approximately $1.1 billion, subject to the fulfilment of certain conditions.

On **17 February 2009**, AngloGold Ashanti entered into an agreement with Simmer and Jack Mines Limited, to sell its Tau Lekoa Mine and the adjacent project areas. The effective date of the sale will occur on the later of 1 January 2010 or the first day in the calendar month following the fulfilment of all conditions precedent.

On **9 April 2009**, AngloGold Ashanti announced changes to its board. Mr R E Bannerman and Mr J H Mensah are to retire from the board at the close of the annual general meeting to be held on 15 May 2009, while Prof W L Nkuhlu resigned from the board on 5 May 2009, following the filing with the United States Securities and Exchange Commission of its 2008 annual report on Form 20-F.

17. Dividend

Final Dividend No. 105 of 50 South African cents of approximately 3.518 UK pence or approximately 6.565 cedis per share was paid to registered shareholders on 13 March 2009, while a dividend of 1.546 Australian cents per CHESS Depositary Interest (CDI) was paid on the same day. On 16 March 2009, a dividend of 0.06565 cedis per Ghanaian Depositary Share (GhDS) was paid to holders thereof. Each CDI represents one-fifth of an ordinary share, and 100 GhDSs represents one ordinary share. A dividend was paid to holders of American Depositary Receipts (ADRs) on 23 March 2009 at a rate of 4.99990 US cents per American Depositary share (ADS). Each ADS represents one ordinary share.

In addition, directors declared Dividend No. E5 of 25 South African cents per E ordinary share payable to employees participating in the Bokamoso ESOP and Izingwe Holdings (Proprietary) Limited. These dividends were paid on 13 March 2009.

By order of the Board

R P EDEY   **M CUTIFANI**
Chairman   Chief Executive Officer

13 May 2009



Non-GAAP disclosure

From time to time AngloGold Ashanti may publicly disclose certain "Non-GAAP" financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.

The group utilises certain Non-GAAP performance measures and ratios in managing its business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies use.

A Headline (loss) earnings adjusted for the gain (loss) on unrealised non-hedge derivatives, other commodity contracts and fair value adjustments on convertible bond

	Quarter ended			Year ended	Quarter ended			Year ended
	Mar 2009	Dec 2008	Mar 2008	Dec 2008	Mar 2009	Dec 2008	Mar 2008	Dec 2008
			Restated				Restated	
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million				US Dollar million			
Headline earnings (loss) (note 8)	-	516	(3,880)	(4,375)	-	234	(151)	(30)
Loss (gain) on unrealised non-hedge derivatives and other commodity contracts (note 4)	1,662	(946)	5,441	(3,885)	168	(265)	349	(978)
Deferred tax on unrealised non-hedge derivatives and other commodity contracts	(180)	254	(586)	1,219	(18)	14	(72)	132
Associate's and equity accounted joint ventures share of loss (gain) on unrealised non-hedge derivatives and other commodity contracts in associates	-	-	13	31	-	-	2	4
Associate's and equity accounted joint ventures share of deferred tax on unrealised non-hedge derivatives and other commodity contracts	-	-	(4)	(2)	-	-	(1)	-
Fair value adjustment on option component of convertible bond	-	(2)	(170)	(185)	-	-	(23)	(25)
Headline earnings (loss) adjusted for the gain (loss) on unrealised non-hedge derivatives, other commodity contracts and fair value adjustments on convertible bond [1]	1,482	(178)	813	(7,197)	150	(17)	105	(897)
Cents per share [2]								
Headline earnings (loss) adjusted for the gain (loss) on unrealised non-hedge derivatives, other commodity contracts and fair value adjustments on convertible bond [1]	414	(50)	288	(2,269)	42	(5)	37	(283)

[1] (Gain) loss on non-hedge derivatives and other commodity contracts in the income statement comprise the change in fair value of all non-hedge derivatives and other commodity contracts as follows:
  - Open positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the current reporting date; and
  - Settled positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the date of settlement.

Headline earnings (loss) adjusted for the effect of unrealised non-hedge derivatives, other commodity contracts and fair value adjustments on convertible bond, is intended to illustrate earnings after adjusting for:
  - The unrealised fair value change in contracts that are still open at the reporting date, as well as, the unwinding of the historic marked-to-market value of the position settled in the period;
  - Investment in hedge restructure transaction: During the hedge restructure in December 2004 and March 2005 quarters, $83m and $69m in cash was injected respectively into the hedge book in these quarters to increase the value of long-dated contracts. The entire investment in long-dated derivatives (certain of which have now matured), for the purposes of the adjustment to earnings, will only be taken into account when the realised portion of long-dated non-hedge derivatives are settled, and not when the short-term contracts were settled;
  - In addition, during the June 2008 quarter the hedge book was reduced and contracts to the value of $1,1bn was early settled. Following the sale of the investment in Nufcor International Ltd. (NIL) uranium contracts of 1m pounds were cancelled. The combined impact on earnings after taxation amounted to $996m;
  - The unrealised fair value change on the option component of the convertible bond; and
  - The unrealised fair value change on the onerous uranium contracts.

[2] Calculated on the basic weighted average number of ordinary shares.

B Gross profit (loss) adjusted for the gain (loss) on unrealised non-hedge derivatives and other commodity contracts

	Quarter ended			Year ended	Quarter ended			Year ended
	Mar 2009	Dec 2008	Mar 2008	Dec 2008	Mar 2009	Dec 2008	Mar 2008	Dec 2008
			Restated				Restated	
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million				US Dollar million			
Reconciliation of gross profit (loss) to gross profit adjusted for the gain (loss) on unrealised non-hedge derivatives and other commodity contracts:								
Gross profit (loss)	1,102	2,187	(3,530)	939	111	390	(99)	594
Loss (gain) on unrealised non-hedge derivatives and other commodity contracts (note 4)	1,662	(946)	5,441	(3,885)	168	(265)	349	(978)
Gross profit (loss) adjusted for the gain (loss) on unrealised non-hedge derivatives and other commodity contracts	2,764	1,241	1,911	(2,945)	279	125	250	(384)
Realised loss on other commodity contracts (note 4)	-	-	-	253	-	-	-	32
Loss on accelerated settlement of non-hedge derivatives (note C)	-	-	-	7,764	-	-	-	979
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives	2,764	1,241	1,911	5,072	279	125	250	626

Rounding of figures may result in computational discrepancies.


AngloGold Ashanti

		Quarter ended			Year ended	Quarter ended			Year ended
		Mar	Dec	Mar	Dec	Mar	Dec	Mar	Dec
		2009	2008	2008	2008	2009	2008	2008	2008
				Restated				Restated	
		Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
		SA Rand million / Metric				US Dollar million / Imperial			
C	**Price received**								
	Gold income (note 2)	**6,518**	8,517	6,657	29,774	**658**	858	879	3,619
	Adjusted for minority interests	**(238)**	(308)	(263)	(1,078)	**(24)**	(31)	(35)	(131)
		6,280	8,209	6,394	28,696	**634**	827	844	3,488
	Gain (loss) on realised non-hedge derivatives (note 4)	**1,867**	(348)	(158)	(1,275)	**189**	(35)	(22)	(155)
	Loss on accelerated settlement of non-hedge derivatives (note 4)	**-**	-	-	(8,634)	**-**	-	-	(1,088)
	Associate's and equity accounted joint ventures share of gold income including realised non-hedge derivatives	**752**	748	588	1,568	**76**	75	78	185
	Attributable gold income including realised non-hedge derivatives	**8,899**	8,609	6,824	20,355	**899**	867	900	2,430
	Attributable gold sold - kg / - oz (000)	**32,584**	39,249	37,098	155,954	**1,048**	1,262	1,193	5,014
	Revenue price per unit - R/kg / - $/oz	**273,109**	219,329	183,945	130,522	**858**	687	755	485
	Attributable gold income including realised non-hedge derivatives as above	**8,899**	8,609	6,824	20,355	**899**	867	900	2,430
	Loss on accelerated settlement of non-hedge derivatives	**-**	-	-	7,764	**-**	-	-	979
	Associate's and equity accounted joint ventures share of loss on accelerated settlement of non-hedge derivatives	**-**	-	-	871	**-**	-	-	109
	Attributable gold income including realised non-hedge derivatives normalised for accelerated settlement of non-hedge derivatives	**8,899**	8,609	6,824	28,990	**899**	867	900	3,518
	Attributable gold sold - kg / - oz (000)	**32,584**	39,249	37,098	155,954	**1,048**	1,262	1,193	5,014
	Revenue price per unit normalised for accelerated settlement of non-hedge derivatives - R/kg / - $/oz	**273,109**	219,329	183,945	185,887	**858**	687	755	702
D	**Total costs**								
	Total cash costs (note 3)	**4,723**	5,062	3,669	17,405	**477**	510	486	2,113
	Adjusted for minority interests and non-gold producing companies	**(214)**	(204)	(96)	(741)	**(22)**	(21)	(13)	(90)
	Associates' and equity accounted joint ventures share of total cash costs	**347**	457	314	1,538	**35**	46	42	187
	Total cash costs adjusted for minority interests and non-gold producing companies	**4,856**	5,315	3,887	18,202	**490**	535	515	2,210
	Retrenchment costs (note 3)	**14**	16	26	72	**1**	2	3	9
	Rehabilitation and other non-cash costs (note 3)	**59**	(2)	103	218	**6**	-	13	28
	Amortisation of tangible assets (note 3)	**1,261**	1,387	1,020	4,620	**127**	140	136	560
	Amortisation of intangible assets (note 3)	**6**	9	4	21	**1**	1	-	2
	Adjusted for minority interests and non-gold producing companies	**(45)**	(58)	(37)	(209)	**(5)**	(6)	(5)	(25)
	Associate's and equity accounted joint ventures share of production costs	**50**	126	64	343	**5**	13	9	40
	Total production costs adjusted for minority interests and non-gold producing companies	**6,201**	6,794	5,068	23,267	**626**	684	671	2,824
	Gold produced - kg / - oz (000)	**34,306**	39,429	37,210	154,958	**1,103**	1,268	1,196	4,982
	Total cash cost per unit - R/kg / -$/oz	**141,552**	134,813	104,461	117,462	**445**	422	430	444
	Total production cost per unit - R/kg / -$/oz	**180,751**	172,312	136,200	150,149	**568**	540	561	567
E	**EBITDA**								
	Operating profit (loss)	**391**	(14,309)	(3,925)	(16,709)	**39**	(1,275)	(152)	(1,220)
	Amortisation of tangible assets (note 3)	**1,261**	1,387	1,020	4,620	**127**	140	136	560
	Amortisation of intangible assets (note 3)	**6**	9	4	21	**1**	1	-	2
	Impairment net of reversals of tangible assets (note 6)	**-**	14,786	3	14,792	**-**	1,492	-	1,493
	Impairment of goodwill (note 6)	**-**	1,080	-	1,080	**-**	109	-	109
	Loss (gain) on unrealised non-hedge derivatives and other commodity contracts (note 4)	**1,662**	(946)	5,441	(3,885)	**168**	(265)	349	(978)
	Loss on realised other commodity contracts (note 4)	**-**	-	-	253	**-**	-	-	32
	Loss on accelerated settlement of non-hedge derivatives (note 4)	**-**	-	-	8,634	**-**	-	-	1,088
	Share of associates' EBITDA	**401**	279	243	820	**41**	28	32	98
	Discontinued operations EBITDA	**-**	4	(5)	(17)	**-**	-	(1)	(2)
	(Profit) loss on disposal and abandonment of assets (note 6)	**(6)**	55	(85)	(400)	**(1)**	4	(11)	(55)
	Impairment of investments (note 6)	**-**	42	-	42	**-**	6	-	6
	Loss (profit) on disposal of investment in associate (note 6)	**-**	4	-	(14)	**-**	-	-	(2)
		3,716	2,391	2,695	9,237	**375**	241	354	1,131

Rounding of figures may result in computational discrepancies.


ANGLOGOLD ASHANTI

		Quarter ended			Year ended	Quarter ended			Year ended
		Mar	**Dec**	**Mar**	**Dec**	**Mar**	**Dec**	**Mar**	**Dec**
		2009	**2008**	**2008**	**2008**	**2009**	**2008**	**2008**	**2008**
				Restated				Restated	
		Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
		SA Rand million				US Dollar million			
F	**Interest cover**								
	EBITDA (note E)	**3,716**	2,391	2,695	9,237	**375**	241	354	1,131
	Finance costs	**252**	225	253	926	**25**	23	33	114
	Capitalised finance costs	**68**	75	45	263	**7**	8	6	32
		320	300	298	1,189	**32**	31	39	146
	Interest cover - times	**12**	8	9	8	**12**	8	9	8
G	**Free cash flow**								
	Net cash inflow from operating activities	**2,427**	2,678	1,519	(3,127)	**243**	221	169	(529)
	Stay-in-business capital expenditure	**(1,036)**	(1,317)	(845)	(4,452)	**(105)**	(132)	(112)	(540)
		1,391	1,361	674	(7,579)	**138**	89	57	(1,069)

		As at	**As at**	**As at**	**As at**	**As at**	**As at**
		Mar	**Dec**	**Mar**	**Mar**	**Dec**	**Mar**
		2009	**2008**	**2008**	**2009**	**2008**	**2008**
		Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
		SA Rand million			US Dollar million		
H	**Net asset value - cents per share**						
	Total equity	**24,411**	23,746	17,237	**2,547**	2,511	2,129
	Number of ordinary shares in issue - million (note 9)	**358**	357	282	**358**	357	282
	Net asset value - cents per share	**6,818**	6,643	6,116	**711**	702	755
	Total equity	**24,411**	23,746	17,237	**2,547**	2,511	2,129
	Intangible assets	**(1,408)**	(1,403)	(3,494)	**(147)**	(148)	(432)
		23,003	22,343	13,743	**2,400**	2,363	1,697
	Number of ordinary shares in issue - million (note 9)	**358**	357	282	**358**	357	282
	Net tangible asset value - cents per share	**6,424**	6,251	4,876	**670**	661	602
I	**Net debt**						
	Borrowings - long-term portion	**9,147**	8,224	5,700	**954**	870	704
	Borrowings - short-term portion	**9,745**	10,046	9,974	**1,017**	1,063	1,232
	Total borrowings	**18,892**	18,270	15,674	**1,971**	1,933	1,936
	Corporate office lease	**(259)**	(254)	(251)	**(27)**	(27)	(31)
	Unamortised portion on the convertible bond	**-**	(38)	178	**-**	(4)	22
	Cash restricted for use	**(443)**	(415)	(423)	**(46)**	(44)	(52)
	Cash and cash equivalents	**(5,874)**	(5,438)	(3,848)	**(613)**	(575)	(475)
	Net debt	**12,316**	12,125	11,330	**1,285**	1,283	1,400

Rounding of figures may result in computational discrepancies.



Key **operating results**

PER REGION & OPERATION

SA Rand / US Dollar	Quarter ended March 2009	Quarter ended December 2008	Quarter ended March 2008	Year ended December 2008	Quarter ended March 2009	Quarter ended December 2008	Quarter ended March 2008	Year ended December 2008
	Capital expenditure - Rm				Capital expenditure - $m			
Great Noligwa	39	54	40	213	4	5	5	26
Kopanang	102	116	84	391	10	12	11	47
Moab Khotsong	184	205	143	736	19	20	19	89
Tau Lekoa	29	39	26	146	3	4	3	18
Surface Operations	-	1	-	6	-	-	-	1
Mponeng	196	228	120	707	20	23	16	86
Savuka	21	25	21	89	2	2	3	11
TauTona	98	147	91	491	10	15	12	60
SOUTH AFRICA	**669**	**815**	**525**	**2,779**	**68**	**81**	**70**	**337**
Navachab	23	34	14	98	2	4	2	12
SOUTHERN AFRICA	**692**	**849**	**539**	**2,877**	**70**	**85**	**72**	**349**
Iduapriem	38	150	58	448	4	16	8	54
Obuasi	265	383	138	922	27	42	18	112
Siguiri - Attributable 85%	48	29	37	151	5	2	5	18
Morila - Attributable 40%	1	5	1	9	-	1	-	1
Sadiola - Attributable 38%	3	14	6	27	-	2	1	3
Yatela - Attributable 40%	(10)	11	5	23	(1)	1	1	3
Geita	22	105	25	433	2	10	3	53
Minorities, exploration and other	10	10	8	46	1	-	1	6
REST OF AFRICA	**377**	**707**	**278**	**2,059**	**38**	**74**	**37**	**250**
Sunrise Dam	49	46	31	159	5	5	4	19
Boddington	891	1,007	772	3,457	90	100	103	419
Exploration	-	1	-	2	-	-	-	1
AUSTRALIA	**940**	**1,054**	**803**	**3,618**	**95**	**105**	**107**	**439**
Cripple Creek & Victor	79	36	90	221	8	3	12	27
Exploration and other	-	1	-	-	-	-	-	-
NORTH AMERICA	**79**	**37**	**90**	**221**	**8**	**3**	**12**	**27**
Cerro Vanguardia - Attributable 92.50%	15	36	34	125	2	4	5	15
AngloGold Ashanti Brasil Mineração	123	129	123	565	12	12	16	69
Serra Grande - Attributable 50%	72	66	27	168	7	7	4	20
Minorities, exploration and other	76	70	31	186	8	7	4	23
SOUTH AMERICA	**286**	**301**	**215**	**1,044**	**29**	**30**	**29**	**127**
OTHER	**7**	**46**	**5**	**86**	**1**	**5**	**-**	**9**
ANGLOGOLD ASHANTI	**2,381**	**2,994**	**1,930**	**9,905**	**241**	**302**	**257**	**1,201**

Rounding of figures may result in computational discrepancies.



Key **operating results**

PER REGION & OPERATION

Metric	Quarter ended March 2009	Quarter ended December 2008	Quarter ended March 2008	Year ended December 2008	Quarter ended March 2009	Quarter ended December 2008	Quarter ended March 2008	Year ended December 2008
	Yield - g/t				Gold produced - kg			
Great Noligwa	5.37	6.37	8.56	7.33	1,349	1,969	3,326	10,268
Kopanang	6.21	6.78	6.94	6.82	2,409	2,827	2,794	11,244
Moab Khotsong	9.48	9.03	10.34	9.31	2,028	2,194	764	5,965
Tau Lekoa	3.56	3.53	4.01	3.58	962	1,105	1,093	4,444
Surface Operations	0.59	0.42	0.36	0.36	1,416	848	670	2,864
Mponeng	9.58	9.45	9.94	10.02	3,967	4,492	4,093	18,672
Savuka	5.33	6.96	5.96	6.28	432	566	448	2,057
TauTona [1]	7.61	8.37	8.70	8.66	1,822	2,184	2,311	9,769
SOUTH AFRICA					**14,385**	**16,185**	**15,498**	**65,283**
Navachab	1.61	1.53	1.31	1.43	569	614	469	2,126
SOUTHERN AFRICA					**14,954**	**16,799**	**15,967**	**67,409**
Iduapriem	1.71	1.83	1.81	1.76	1,147	1,761	1,471	6,221
Obuasi [1]	4.45	4.62	4.19	4.37	2,862	3,062	2,718	11,107
Siguiri - Attributable 85%	1.19	1.10	1.32	1.20	2,499	2,533	2,901	10,350
Morila - Attributable 40%	2.92	3.31	3.12	3.08	1,228	1,456	1,257	5,298
Sadiola - Attributable 38%	3.12	3.58	3.16	3.42	1,113	1,530	1,135	5,357
Yatela [3] - Attributable 40%	2.73	2.60	2.17	2.66	421	503	532	2,052
Geita	1.50	1.68	1.66	1.92	1,379	1,614	1,984	8,203
REST OF AFRICA					**10,649**	**12,459**	**11,997**	**48,588**
Sunrise Dam [2]	2.78	2.33	4.10	3.46	3,041	2,651	3,707	13,477
AUSTRALIA					**3,041**	**2,651**	**3,707**	**13,477**
Cerro Vanguardia - Attributable 92.50%	6.98	7.44	3.82	5.44	1,476	1,752	856	4,799
AngloGold Ashanti Brasil Mineração [1]	6.43	7.77	6.77	7.62	2,121	2,596	2,251	9,960
Serra Grande [1] - Attributable 50%	3.65	8.00	7.19	7.58	328	750	641	2,709
SOUTH AMERICA					**3,926**	**5,098**	**3,748**	**17,468**
Cripple Creek & Victor [3]	0.46	0.48	0.54	0.49	1,736	2,422	1,791	8,016
NORTH AMERICA					**1,736**	**2,422**	**1,791**	**8,016**
ANGLOGOLD ASHANTI					**34,306**	**39,429**	**37,210**	**154,958**
Underground Operations	6.22	6.72	6.95	6.89	18,857	21,679	20,164	85,025
Surface and Dump Reclamation	0.56	0.44	0.47	0.42	1,824	1,362	1,318	5,009
Open-pit Operations	1.99	2.01	2.09	2.12	11,406	13,240	13,240	53,930
Heap Leach Operations [4]	0.57	0.61	0.67	0.62	2,219	3,148	2,488	10,994
					34,306	**39,429**	**37,210**	**154,958**

[1] The yield of TauTona, AngloGold Ashanti Brasil Mineração, Serra Grande and Obuasi represents underground operations.

[2] The yield of Sunrise Dam represents open-pit operations.

[3] The yield of Yatela and Cripple Creek reflects gold placed/tonnes placed.

[4] The yield is calculated on gold placed into leach pad inventory / tonnes placed on to leach pad.

Rounding of figures may result in computational discrepancies.



Key **operating results**

PER REGION & OPERATION

Metric	Quarter ended March 2009	Quarter ended December 2008	Quarter ended March 2008	Year ended December 2008	Quarter ended March 2009	Quarter ended December 2008	Quarter ended March 2008	Year ended December 2008
	Productivity per employee - g				Gold sold - kg			
Great Noligwa	96	125	168	143	1,256	1,967	3,151	10,282
Kopanang	160	188	185	188	2,253	2,823	2,639	11,253
Moab Khotsong	202	231	148	204	1,903	2,192	709	5,966
Tau Lekoa	107	124	126	127	901	1,104	1,025	4,447
Surface Operations	1,997	1,157	1,012	1,021	1,327	847	645	2,867
Mponeng	256	289	259	296	3,543	4,496	3,854	18,720
Savuka	132	170	146	158	369	566	423	2,063
TauTona	179	209	185	214	1,590	2,184	2,190	9,800
SOUTH AFRICA	**185**	**204**	**192**	**204**	**13,142**	**16,179**	**14,637**	**65,398**
Navachab	368	373	361	368	573	643	461	2,128
SOUTHERN AFRICA	**189**	**208**	**194**	**207**	**13,715**	**16,822**	**15,098**	**67,526**
Iduapriem	453	679	568	600	1,292	1,717	1,459	6,230
Obuasi	213	218	191	197	2,805	3,003	2,669	10,974
Siguiri - Attributable 85%	617	637	687	625	2,346	2,680	2,885	10,469
Morila - Attributable 40%	938	1,021	823	873	1,153	1,438	1,283	5,446
Sadiola - Attributable 38%	791	1,102	756	931	1,076	1,459	1,337	5,418
Yatela - Attributable 40%	560	665	620	618	414	479	588	2,050
Geita	226	254	317	329	1,363	1,638	1,860	8,088
REST OF AFRICA	**360**	**335**	**385**	**374**	**10,449**	**12,413**	**12,082**	**48,675**
Sunrise Dam	2,304	2,150	2,878	2,741	2,945	2,734	3,583	13,455
AUSTRALIA	**2,304**	**2,150**	**2,878**	**2,741**	**2,945**	**2,734**	**3,583**	**13,455**
Cerro Vanguardia - Attributable 92.50%	702	822	417	559	1,106	1,528	1,457	5,169
AngloGold Ashanti Brasil Mineração	429	582	504	558	2,158	2,696	2,432	10,464
Serra Grande - Attributable 50%	305	745	700	716	421	676	621	2,693
SOUTH AMERICA	**483**	**390**	**504**	**489**	**3,685**	**4,900**	**4,510**	**18,326**
Cripple Creek & Victor	1,621	2,318	1,750	1,909	1,789	2,380	1,825	7,972
NORTH AMERICA	**1,621**	**2,318**	**1,750**	**1,909**	**1,789**	**2,380**	**1,825**	**7,972**
ANGLOGOLD ASHANTI	**287**	**295**	**302**	**309**	**32,584**	**39,249**	**37,098**	**155,954**

Rounding of figures may result in computational discrepancies.



Key **operating results**

PER REGION & OPERATION

SA Rand / Metric	Quarter ended March 2009	Quarter ended December 2008	Quarter ended March 2008	Year ended December 2008	Quarter ended March 2009	Quarter ended December 2008	Quarter ended March 2008	Year ended December 2008
	Total cash costs - R/kg				Total production costs - R/kg			
Great Noligwa	186,735	144,190	96,801	119,140	249,489	179,299	118,554	145,120
Kopanang	107,584	99,050	85,530	91,516	166,235	135,067	128,151	129,241
Moab Khotsong	93,120	101,180	141,898	102,216	168,658	166,260	172,476	170,693
Tau Lekoa	188,797	152,541	128,576	140,368	231,027	197,435	158,512	173,780
Surface Operations	66,734	116,749	85,350	116,290	71,151	123,411	93,904	124,038
Mponeng	77,520	71,022	61,113	65,365	94,484	85,700	82,927	84,523
Savuka	143,876	81,339	88,349	106,748	176,681	144,345	123,374	137,104
TauTona	122,643	103,961	93,118	97,483	173,718	186,583	124,319	135,160
SOUTH AFRICA	**109,087**	**101,675**	**88,549**	**95,144**	**150,836**	**141,898**	**116,313**	**126,673**
Navachab	145,453	163,164	118,198	142,795	163,586	186,190	142,749	160,623
SOUTHERN AFRICA	**110,470**	**103,922**	**89,420**	**96,647**	**151,322**	**143,516**	**117,090**	**127,744**
Iduapriem	170,086	184,109	109,611	141,662	190,908	205,867	136,025	164,300
Obuasi	222,941	227,350	127,301	171,223	273,155	280,492	185,552	224,223
Siguiri - Attributable 85%	156,700	152,574	105,581	123,442	173,970	177,449	128,764	143,801
Morila - Attributable 40%	131,403	122,592	99,282	111,128	143,832	146,612	117,814	131,341
Sadiola - Attributable 38%	100,400	123,137	98,058	106,486	123,397	186,097	129,199	148,948
Yatela - Attributable 40%	174,214	178,973	125,581	151,165	194,766	168,722	135,250	155,196
Geita	323,980	294,552	174,653	193,392	392,313	342,695	232,677	245,414
REST OF AFRICA	**188,046**	**187,010**	**120,569**	**145,457**	**222,110**	**223,947**	**158,026**	**180,906**
Sunrise Dam	182,648	154,754	111,183	138,295	225,777	188,295	135,374	165,643
AUSTRALIA	**189,206**	**162,701**	**116,906**	**143,892**	**232,961**	**193,158**	**141,681**	**171,135**
Cerro Vanguardia - Attributable 92.50%	127,374	148,071	132,332	162,345	162,697	183,107	166,287	202,598
AngloGold Ashanti Brasil Mineração	91,588	74,764	76,600	78,701	139,410	115,725	113,174	113,696
Serra Grande - Attributable 50%	158,853	82,975	70,185	77,872	205,445	114,416	94,042	104,690
SOUTH AMERICA	**110,724**	**104,448**	**93,857**	**106,336**	**153,799**	**141,969**	**127,629**	**141,485**
Cripple Creek & Victor	106,971	102,980	68,916	83,448	141,245	137,163	94,354	111,667
NORTH AMERICA	**110,886**	**113,386**	**74,620**	**90,397**	**145,179**	**147,583**	**100,080**	**118,636**
ANGLOGOLD ASHANTI	**141,552**	**134,813**	**104,461**	**117,462**	**180,751**	**172,312**	**136,200**	**150,149**

Rounding of figures may result in computational discrepancies.



Key **operating results**

PER REGION & OPERATION

SA Rand	Quarter ended March 2009	Quarter ended December 2008	Quarter ended March 2008	Year ended December 2008	Quarter ended March 2009	Quarter ended December 2008	Quarter ended March 2008	Year ended December 2008
	Gross profit (loss) adjusted for the gain (loss) on unrealised non-hedge derivatives and other commodity contracts - Rm				Adjusted gross profit (loss) normalised for accelerated settlement of non-hedges derivative - Rm			
Great Noligwa	35	78	202	(430)	35	78	202	421
Kopanang	247	240	151	(132)	247	240	151	644
Moab Khotsong	202	114	11	(138)	202	114	11	95
Tau Lekoa	39	22	28	(230)	39	22	28	60
Surface Operations	267	81	54	43	267	81	54	177
Mponeng	628	594	404	772	628	594	404	1,887
Savuka	39	42	27	(8)	39	42	27	104
TauTona	163	72	135	(130)	163	72	135	495
SOUTH AFRICA	**1,621**	**1,243**	**1,013**	**(253)**	**1,621**	**1,243**	**1,013**	**3,883**
Navachab	62	23	22	(12)	62	23	22	55
SOUTHERN AFRICA	**1,683**	**1,266**	**1,035**	**(265)**	**1,683**	**1,266**	**1,035**	**3,938**
Iduapriem	98	26	78	(165)	98	26	78	147
Obuasi	(7)	(330)	13	(1,063)	(7)	(330)	13	(550)
Siguiri - Attributable 85%	218	103	156	59	218	103	156	438
Morila - Attributable 40% [1]	166	107	83	(20)	166	107	83	315
Sadiola - Attributable 38% [1]	166	47	85	(180)	166	47	85	222
Yatela - Attributable 40% [1]	32	29	28	(53)	32	29	28	81
Geita	(164)	(570)	(98)	(1,545)	(164)	(570)	(98)	(1,054)
Minorities, exploration and other	48	46	51	169	48	46	51	169
REST OF AFRICA	**557**	**(542)**	**396**	**(2,798)**	**557**	**(542)**	**396**	**(232)**
Sunrise Dam	118	88	168	(480)	118	88	168	256
Exploration and other	(22)	(13)	(24)	(74)	(22)	(13)	(24)	(74)
AUSTRALIA	**96**	**75**	**144**	**(554)**	**96**	**75**	**144**	**182**
Cerro Vanguardia - Attributable 92.50%	104	17	59	(231)	104	17	59	(87)
AngloGold Ashanti Brasil Mineração	288	271	184	129	288	271	184	776
Serra Grande - Attributable 50%	38	68	55	79	38	68	55	213
Minorities, exploration and other	54	76	63	234	54	76	63	246
SOUTH AMERICA	**484**	**432**	**361**	**211**	**484**	**432**	**361**	**1,148**
Cripple Creek & Victor	229	195	167	155	229	195	167	601
Other	(7)	(25)	(10)	(56)	(7)	(25)	(10)	(56)
NORTH AMERICA	**222**	**170**	**157**	**99**	**222**	**170**	**157**	**545**
OTHER	**86**	**24**	**2**	**167**	**86**	**24**	**2**	**40**
SUB-TOTAL	**3,128**	**1,425**	**2,095**	**(3,140)**	**3,128**	**1,425**	**2,095**	**5,621**
Less equity accounted investments	**(364)**	**(184)**	**(184)**	**195**	**(364)**	**(184)**	**(184)**	**(549)**
ANGLOGOLD ASHANTI	**2,764**	**1,241**	**1,911**	**(2,945)**	**2,764**	**1,241**	**1,911**	**5,072**

[1] Equity accounted investments.

Rounding of figures may result in computational discrepancies.



Key **operating results**

PER REGION & OPERATION

Imperial	Quarter ended March 2009	Quarter ended December 2008	Quarter ended March 2008	Year ended December 2008	Quarter ended March 2009	Quarter ended December 2008	Quarter ended March 2008	Year ended December 2008
	Yield - oz/t				Gold produced - oz (000)			
Great Noligwa	0.157	0.186	0.250	0.214	43	63	107	330
Kopanang	0.181	0.198	0.203	0.199	77	91	90	362
Moab Khotsong	0.276	0.263	0.302	0.271	65	71	25	192
Tau Lekoa	0.104	0.103	0.117	0.104	31	36	35	143
Surface Operations	0.017	0.012	0.011	0.011	46	27	22	92
Mponeng	0.279	0.276	0.290	0.292	128	144	132	600
Savuka	0.156	0.203	0.174	0.183	14	18	14	66
TauTona [1]	0.222	0.244	0.254	0.253	59	70	74	314
SOUTH AFRICA					**463**	**520**	**498**	**2,099**
Navachab	0.047	0.045	0.038	0.042	18	20	15	68
SOUTHERN AFRICA					**481**	**540**	**513**	**2,167**
Iduapriem	0.050	0.053	0.053	0.051	37	57	47	200
Obuasi [1]	0.130	0.135	0.122	0.127	92	98	87	357
Siguiri - Attributable 85%	0.035	0.032	0.038	0.035	80	81	93	333
Morila - Attributable 40%	0.085	0.096	0.091	0.090	39	47	40	170
Sadiola - Attributable 38%	0.091	0.104	0.092	0.100	36	49	36	172
Yatela [3] - Attributable 40%	0.080	0.076	0.063	0.078	14	16	17	66
Geita	0.044	0.049	0.048	0.056	44	52	64	264
REST OF AFRICA					**342**	**401**	**385**	**1,562**
Sunrise Dam [2]	0.081	0.068	0.120	0.101	98	85	119	433
AUSTRALIA					**98**	**85**	**119**	**433**
Cerro Vanguardia - Attributable 92.50%	0.203	0.217	0.111	0.159	47	56	28	154
AngloGold Ashanti Brasil Mineração [1]	0.187	0.227	0.198	0.222	68	83	72	320
Serra Grande [1] - Attributable 50%	0.106	0.233	0.210	0.221	11	24	21	87
SOUTH AMERICA					**126**	**164**	**121**	**562**
Cripple Creek & Victor [3]	0.013	0.014	0.016	0.014	56	78	58	258
NORTH AMERICA					**56**	**78**	**58**	**258**
ANGLOGOLD ASHANTI					**1,103**	**1,268**	**1,196**	**4,982**
Undergound Operations	0.181	0.196	0.203	0.201	606	697	648	2,734
Surface and Dump Reclamation	0.016	0.013	0.014	0.012	59	44	42	161
Open-pit Operations	0.058	0.059	0.061	0.062	367	426	426	1,734
Heap leach Operations [4]	0.017	0.018	0.019	0.018	71	101	80	353
					1,103	**1,268**	**1,196**	**4,982**

[1] The yield of TauTona, AngloGold Ashanti Brasil Mineração, Serra Grande and Obuasi represents underground operations.

[2] The yield of Sunrise Dam represents open-pit operations.

[3] The yield of Yatela and Cripple Creek reflects gold placed/tonnes placed.

[4] The yield is calculated on gold placed into leach pad inventory / tonnes placed on to leach pad.

Rounding of figures may result in computational discrepancies.



Key **operating results**

PER REGION & OPERATION

Imperial	Quarter ended March 2009	Quarter ended December 2008	Quarter ended March 2008	Year ended December 2008	Quarter ended March 2009	Quarter ended December 2008	Quarter ended March 2008	Year ended December 2008
	Productivity per employee - oz				Gold sold - oz (000)			
Great Noligwa	3.08	4.01	5.40	4.60	40	63	101	331
Kopanang	5.16	6.06	5.94	6.04	72	91	85	362
Moab Khotsong	6.51	7.44	4.77	6.55	61	70	23	192
Tau Lekoa	3.43	4.00	4.05	4.08	29	35	33	143
Surface Operations	64.20	37.19	32.54	32.82	43	27	21	92
Mponeng	8.24	9.31	8.33	9.53	114	145	124	602
Savuka	4.24	5.48	4.69	5.09	12	18	14	66
TauTona	5.76	6.73	5.93	6.89	51	70	70	315
SOUTH AFRICA	**5.95**	**6.57**	**6.17**	**6.55**	**423**	**520**	**471**	**2,103**
Navachab	11.83	12.00	11.59	11.83	18	21	15	68
SOUTHERN AFRICA	**6.06**	**6.68**	**6.25**	**6.65**	**441**	**541**	**485**	**2,171**
Iduapriem	14.55	21.83	18.27	19.30	42	55	47	200
Obuasi	6.84	7.01	6.14	6.34	90	97	86	353
Siguiri - Attributable 85%	19.85	20.47	22.08	20.09	75	86	93	337
Morila - Attributable 40%	30.14	32.84	26.46	28.05	37	46	41	175
Sadiola - Attributable 38%	25.42	35.44	24.30	29.95	35	47	43	174
Yatela - Attributable 40%	17.99	21.38	19.94	19.86	13	15	19	66
Geita	7.25	8.16	10.20	10.58	44	53	60	260
REST OF AFRICA	**11.56**	**10.79**	**12.37**	**12.02**	**336**	**399**	**388**	**1,565**
Sunrise Dam	74.06	69.12	92.54	88.12	95	88	115	433
AUSTRALIA	**74.06**	**69.12**	**92.54**	**88.12**	**95**	**88**	**115**	**433**
Cerro Vanguardia - Attributable 92.50%	22.56	26.43	13.39	17.98	36	49	47	166
AngloGold Ashanti Brasil Mineração	13.80	18.71	16.21	17.94	69	87	78	336
Serra Grande - Attributable 50%	9.80	23.95	22.49	23.04	14	22	20	87
SOUTH AMERICA	**15.53**	**12.53**	**16.21**	**15.73**	**118**	**158**	**145**	**589**
Cripple Creek & Victor	52.12	74.51	56.28	61.39	58	77	59	256
NORTH AMERICA	**52.12**	**74.51**	**56.28**	**61.39**	**58**	**77**	**59**	**256**
ANGLOGOLD ASHANTI	**9.23**	**9.48**	**9.72**	**9.94**	**1,048**	**1,262**	**1,193**	**5,014**

Rounding of figures may result in computational discrepancies.



Key **operating results**

PER REGION & OPERATION

US Dollar / Imperial	Quarter ended March 2009	Quarter ended December 2008	Quarter ended March 2008	Year ended December 2008	Quarter ended March 2009	Quarter ended December 2008	Quarter ended March 2008	Year ended December 2008
	Total cash costs - $/oz				Total production costs - $/oz			
Great Noligwa	587	452	400	458	784	562	491	557
Kopanang	338	310	353	348	522	423	528	492
Moab Khotsong	292	317	578	379	530	520	702	632
Tau Lekoa	593	478	529	533	726	618	655	658
Surface Operations	210	366	357	440	223	387	393	469
Mponeng	244	222	253	249	297	268	343	323
Savuka	452	255	367	411	555	452	511	518
TauTona	385	325	386	374	546	584	516	509
SOUTH AFRICA	**343**	**318**	**366**	**362**	**474**	**444**	**481**	**480**
Navachab	457	512	490	534	514	584	591	601
SOUTHERN AFRICA	**347**	**325**	**369**	**367**	**475**	**449**	**484**	**484**
Iduapriem	535	577	452	525	600	645	560	611
Obuasi	701	712	517	633	858	879	755	834
Siguiri - Attributable 85%	492	478	436	466	547	556	529	542
Morila - Attributable 40%	413	385	409	419	452	460	486	495
Sadiola - Attributable 38%	315	386	405	399	388	583	534	554
Yatela - Attributable 40%	547	561	522	572	612	529	563	591
Geita	1,018	921	717	728	1,232	1,071	954	929
REST OF AFRICA	**591**	**586**	**496**	**544**	**698**	**701**	**649**	**678**
Sunrise Dam	574	486	455	531	709	590	556	635
AUSTRALIA	**594**	**511**	**479**	**552**	**732**	**606**	**582**	**657**
Cerro Vanguardia - Attributable 92.50%	400	464	553	608	511	573	692	757
AngloGold Ashanti Brasil Mineração	288	234	316	300	438	363	467	432
Serra Grande - Attributable 50%	499	260	290	294	646	359	388	394
SOUTH AMERICA	**348**	**327**	**389**	**402**	**483**	**445**	**528**	**534**
Cripple Creek & Victor	336	322	284	309	444	429	389	413
NORTH AMERICA	**348**	**355**	**307**	**334**	**456**	**462**	**412**	**438**
ANGLOGOLD ASHANTI	**445**	**422**	**430**	**444**	**568**	**540**	**561**	**567**

Rounding of figures may result in computational discrepancies.



Key **operating results**

PER REGION & OPERATION

US Dollar	Quarter ended March 2009	Quarter ended December 2008	Quarter ended March 2008	Year ended December 2008	Quarter ended March 2009	Quarter ended December 2008	Quarter ended March 2008	Year ended December 2008
	Gross profit (loss) adjusted for the gain (loss) on unrealised non-hedge derivatives and other commodity contracts - $m				Adjusted gross profit (loss) normalised for accelerated settlement of non-hedge derivatives - $m			
Great Noligwa	4	8	26	(55)	4	8	26	52
Kopanang	25	24	19	(22)	25	24	19	76
Moab Khotsong	20	12	1	(20)	20	12	1	9
Tau Lekoa	4	2	3	(30)	4	2	3	7
Surface Operations	27	8	7	4	27	8	7	21
Mponeng	63	60	52	87	63	60	52	227
Savuka	4	4	3	(2)	4	4	3	12
TauTona	16	7	17	(17)	16	7	17	62
SOUTH AFRICA	**163**	**126**	**130**	**(55)**	**163**	**126**	**130**	**466**
Navachab	6	2	3	(2)	6	2	3	7
SOUTHERN AFRICA	**170**	**128**	**132**	**(57)**	**170**	**128**	**132**	**473**
Iduapriem	10	3	10	(21)	10	3	10	19
Obuasi	(1)	(33)	2	(126)	(1)	(33)	2	(61)
Siguiri - Attributable 85%	22	10	21	7	22	10	21	55
Morila - Attributable 40% [1]	17	11	11	(4)	17	11	11	38
Sadiola - Attributable 38% [1]	17	5	11	(23)	17	5	11	27
Yatela - Attributable 40% [1]	3	3	4	(7)	3	3	4	10
Geita	(17)	(58)	(13)	(181)	(17)	(58)	(13)	(119)
Minorities, exploration and other	5	4	7	21	5	4	7	19
REST OF AFRICA	**56**	**(55)**	**53**	**(334)**	**56**	**(55)**	**53**	**(12)**
Sunrise Dam	12	9	23	(61)	12	9	23	32
Exploration and other	(2)	(1)	(3)	(9)	(2)	(1)	(3)	(9)
AUSTRALIA	**10**	**8**	**20**	**(70)**	**10**	**8**	**20**	**23**
Cerro Vanguardia - Attributable 92.50%	11	2	7	(30)	11	2	7	(12)
AngloGold Ashanti Brasil Mineração	29	27	25	12	29	27	25	94
Serra Grande - Attributable 50%	4	7	7	9	4	7	7	26
Minorities, exploration and other	5	8	9	28	5	8	9	30
SOUTH AMERICA	**49**	**44**	**48**	**19**	**49**	**44**	**48**	**138**
Cripple Creek & Victor	23	20	22	16	23	20	22	73
Other	(1)	(3)	(1)	(6)	(1)	(3)	(1)	(7)
NORTH AMERICA	**22**	**17**	**21**	**10**	**22**	**17**	**21**	**66**
OTHER	**9**	**1**	**-**	**20**	**9**	**1**	**-**	**5**
SUB-TOTAL	**316**	**143**	**274**	**(412)**	**316**	**143**	**274**	**693**
Less equity accounted investments	**(37)**	**(18)**	**(24)**	**28**	**(37)**	**(18)**	**(24)**	**(67)**
ANGLOGOLD ASHANTI	**279**	**125**	**250**	**(384)**	**279**	**125**	**250**	**626**

[1] Equity accounted investments.

Rounding of figures may result in computational discrepancies.



Southern Africa
VAAL RIVER

			Quarter ended March 2009	Quarter ended December 2008	Quarter ended March 2008	Year ended December 2008	Quarter ended March 2009	Quarter ended December 2008	Quarter ended March 2008	Year ended December 2008
GREAT NOLIGWA				Rand / Metric				Dollar / Imperial		
OPERATING RESULTS										
UNDERGROUND OPERATION										
Area mined	- 000 m²	/ - 000 ft²	43	58	78	265	465	625	835	2,849
Milled	- 000 tonnes	/ - 000 tons	251	309	389	1,400	277	341	428	1,543
Yield	- g/t	/ - oz/t	5.37	6.37	8.56	7.33	0.157	0.186	0.250	0.214
Gold produced	- kg	/ - oz (000)	1,349	1,969	3,326	10,268	43	63	107	330
Gold sold	- kg	/ oz (000)	1,256	1,967	3,151	10,282	40	63	101	331
Total cash costs	- R	/ - $ - ton milled	1,002	918	828	874	92	84	100	98
	- R/kg	/ - $/oz - produced	186,735	144,190	96,801	119,140	587	452	400	458
Total production costs	- R/kg	/ - $/oz - produced	249,489	179,299	118,554	145,120	784	562	491	557
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	127	191	167	181	4.08	6.14	5.38	5.82
Actual	- g	/ - oz	96	125	168	143	3.08	4.01	5.40	4.60
Target	- m²	/ - ft²	3.85	5.04	4.44	4.89	41.40	54.30	47.82	52.68
Actual	- m²	/ - ft²	3.06	3.68	3.92	3.69	32.98	39.59	42.18	39.70
FINANCIAL RESULTS (MILLION)										
Gold income			279	433	536	1,894	28	44	71	234
Cost of sales			313	353	375	1,491	32	36	50	184
Cash operating costs			251	282	320	1,217	25	28	43	150
Other cash costs			1	2	2	6	-	-	-	1
Total cash costs			252	284	322	1,223	25	29	43	151
Retrenchment costs			5	6	7	21	1	1	1	3
Rehabilitation and other non-cash costs			1	(1)	1	(4)	-	-	-	-
Production costs			258	289	330	1,241	26	29	44	153
Amortisation of tangible assets			79	64	64	249	8	6	9	31
Inventory change			(24)	-	(19)	1	(2)	-	(3)	-
			(34)	80	160	402	(3)	8	21	50
Realised non-hedge derivatives and other commodity contracts			70	(2)	42	(832)	7	-	5	(105)
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts			35	78	202	(430)	4	8	26	(55)
Add back accelerated settlement of non-hedge derivatives			-	-	-	736	-	-	-	93
Add realised loss on other commodity contracts			-	-	-	115	-	-	-	14
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives			35	78	202	421	4	8	26	52
Capital expenditure			39	54	40	213	4	5	5	26

Rounding of figures may result in computational discrepancies.



Southern Africa
VAAL RIVER

KOPANANG			Quarter ended March 2009	Quarter ended December 2008	Quarter ended March 2008	Year ended December 2008	Quarter ended March 2009	Quarter ended December 2008	Quarter ended March 2008	Year ended December 2008
			Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS										
UNDERGROUND OPERATION										
Area mined	- 000 m²	/ - 000 ft²	97	105	99	408	1,043	1,134	1,064	4,392
Milled	- 000 tonnes	/ - 000 tons	388	417	402	1,649	428	460	443	1,818
Yield	- g/t	/ - oz/t	6.21	6.78	6.94	6.82	0.181	0.198	0.203	0.199
Gold produced	- kg	/ - oz (000)	2,409	2,827	2,794	11,244	77	91	90	362
Gold sold	- kg	/ oz (000)	2,253	2,823	2,639	11,253	72	91	85	362
Total cash costs	- R	/ - $ - ton milled	668	672	594	624	61	61	72	69
	- R/kg	/ - $/oz - produced	107,584	99,050	85,530	91,516	338	310	353	348
Total production costs	- R/kg	/ - $/oz - produced	166,235	135,067	128,151	129,241	522	423	528	492
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	211	217	173	204	6.80	6.97	5.56	6.56
Actual	- g	/ - oz	160	188	185	188	5.16	6.06	5.94	6.04
Target	- m²	/ - ft²	7.58	7.79	6.60	7.42	81.60	83.83	71.03	79.89
Actual	- m²	/ - ft²	6.45	7.02	6.53	6.81	69.46	75.57	70.32	73.35
FINANCIAL RESULTS (MILLION)										
Gold income			499	624	443	2,107	50	63	58	255
Cost of sales			374	381	338	1,454	38	38	45	178
Cash operating costs			258	278	238	1,023	26	28	32	125
Other cash costs			2	2	1	6	-	-	-	1
Total cash costs			259	280	239	1,029	26	28	32	126
Retrenchment costs			3	5	4	17	-	-	1	2
Rehabilitation and other non-cash costs			2	(1)	1	1	-	-	-	-
Production costs			264	284	244	1,047	27	29	32	128
Amortisation of tangible assets			136	98	114	406	14	10	15	50
Inventory change			(26)	-	(20)	1	(3)	-	(3)	-
			124	242	105	653	13	24	14	77
Realised non-hedge derivatives and other commodity contracts			122	(3)	47	(784)	12	-	6	(99)
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts			247	240	151	(132)	25	24	19	(22)
Add back accelerated settlement of non-hedge derivatives			-	-	-	669	-	-	-	84
Add realised loss on other commodity contracts			-	-	-	107	-	-	-	13
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives			247	240	151	644	25	24	19	76
Capital expenditure			102	116	84	391	10	12	11	47

Rounding of figures may result in computational discrepancies.



Southern Africa
VAAL RIVER

				Quarter ended March 2009	Quarter ended December 2008	Quarter ended March 2008	Year ended December 2008	Quarter ended March 2009	Quarter ended December 2008	Quarter ended March 2008	Year ended December 2008
MOAB KHOTSONG				**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Area mined	- 000 m²	/ - 000 ft²		35	35	11	96	373	379	122	1,039
Milled	- 000 tonnes	/ - 000 tons		214	243	74	641	236	268	81	707
Yield	- g/t	/ - oz/t		9.48	9.03	10.34	9.31	0.276	0.263	0.302	0.271
Gold produced	- kg	/ - oz (000)		2,028	2,194	764	5,965	65	71	25	192
Gold sold	- kg	/ - oz (000)		1,903	2,192	709	5,966	61	70	23	192
Total cash costs	- R	/ - $	- ton milled	883	914	1,468	951	81	84	175	103
	- R/kg	/ - $/oz	- produced	93,120	101,180	141,898	102,216	292	317	578	379
Total production costs	- R/kg	/ - $/oz	- produced	168,658	166,260	172,476	170,693	530	520	702	632
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/ - oz		198	166	122	154	6.35	5.33	3.91	4.96
Actual	- g	/ - oz		202	231	148	204	6.51	7.44	4.77	6.55
Target	- m²	/ - ft²		3.50	3.61	2.40	3.32	37.63	38.88	25.78	35.73
Actual	- m²	/ - ft²		3.46	3.72	2.21	3.30	37.24	40.02	23.76	35.49
FINANCIAL RESULTS (MILLION)											
Gold income				421	480	119	1,118	43	48	16	131
Cost of sales				320	364	123	1,018	32	37	16	121
Cash operating costs				188	221	108	606	19	22	14	72
Other cash costs				1	1	1	3	-	-	-	-
Total cash costs				189	222	108	610	19	22	14	73
Retrenchment costs				1	1	1	3	-	-	-	-
Rehabilitation and other non-cash costs				2	(8)	-	2	-	(1)	-	1
Production costs				192	214	109	615	19	22	14	73
Amortisation of tangible assets				151	150	22	403	15	15	3	48
Inventory change				(22)	-	(9)	-	(2)	-	(1)	-
				101	116	(3)	100	10	12	-	10
Realised non-hedge derivatives and other commodity contracts				101	(2)	14	(237)	10	-	2	(30)
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts				202	114	11	(138)	20	12	1	(20)
Add back accelerated settlement of non-hedge derivatives				-	-	-	201	-	-	-	25
Add realised loss on other commodity contracts				-	-	-	32	-	-	-	4
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives				202	114	11	95	20	12	1	9
Capital expenditure				184	205	143	736	19	20	19	89

Rounding of figures may result in computational discrepancies.



Southern Africa
VAAL RIVER

			Quarter ended March 2009	Quarter ended December 2008	Quarter ended March 2008	Year ended December 2008	Quarter ended March 2009	Quarter ended December 2008	Quarter ended March 2008	Year ended December 2008
TAU LEKOA			**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS										
UNDERGROUND OPERATION										
Area mined	- 000 m²	/ - 000 ft²	56	57	56	239	605	618	603	2,573
Milled	- 000 tonnes	/ - 000 tons	270	313	272	1,243	298	345	300	1,370
Yield	- g/t	/ - oz/t	3.56	3.53	4.01	3.58	0.104	0.103	0.117	0.104
Gold produced	- kg	/ - oz (000)	962	1,105	1,093	4,444	31	36	35	143
Gold sold	- kg	/ oz (000)	901	1,104	1,025	4,447	29	35	33	143
Total cash costs	- R	/ - $ - ton milled	673	538	516	502	62	49	62	56
	- R/kg	/ - $/oz - produced	188,797	152,541	128,576	140,368	593	478	529	533
Total production costs	- R/kg	/ - $/oz - produced	231,027	197,435	158,512	173,780	726	618	655	658
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	143	162	130	152	4.58	5.22	4.19	4.89
Actual	- g	/ - oz	107	124	126	127	3.43	4.00	4.05	4.08
Target	- m²	/ - ft²	7.52	8.30	6.97	7.93	80.96	89.37	75.03	85.34
Actual	- m²	/ - ft²	6.24	6.46	6.45	6.82	67.18	69.58	69.44	73.46
FINANCIAL RESULTS (MILLION)										
Gold income			197	241	173	834	20	24	23	101
Cost of sales			208	218	163	773	21	22	22	94
Cash operating costs			181	168	140	621	18	17	19	76
Other cash costs			1	1	1	3	-	-	-	-
Total cash costs			182	169	141	624	18	17	19	76
Retrenchment costs			1	1	1	6	-	-	-	1
Rehabilitation and other non-cash costs			-	10	-	16	-	1	-	2
Production costs			183	180	142	646	18	18	19	79
Amortisation of tangible assets			40	38	31	127	4	4	4	15
Inventory change			(14)	-	(11)	-	(1)	-	(1)	-
			(11)	23	11	61	(1)	2	1	7
Realised non-hedge derivatives and other commodity contracts			50	(1)	18	(292)	5	-	2	(37)
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts			39	22	28	(230)	4	2	3	(30)
Add back accelerated settlement of non-hedge derivatives			-	-	-	290	-	-	-	37
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives			39	22	28	60	4	2	3	7
Capital expenditure			29	39	26	146	3	4	3	18

Rounding of figures may result in computational discrepancies.



Southern Africa
VAAL RIVER

SURFACE OPERATIONS				Quarter ended March 2009	Quarter ended December 2008	Quarter ended March 2008	Year ended December 2008	Quarter ended March 2009	Quarter ended December 2008	Quarter ended March 2008	Year ended December 2008
				Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS											
Milled	- 000 tonnes	/ - 000 tons		2,386	2,039	1,841	7,922	2,631	2,248	2,030	8,733
Yield	- g/t	/ - oz/t		0.59	0.42	0.36	0.36	0.017	0.012	0.011	0.011
Gold produced	- kg	/ - oz (000)		1,416	848	670	2,864	46	27	22	92
Gold sold	- kg	/ - oz (000)		1,327	847	645	2,867	43	27	21	92
Total cash costs	- R	/ - $	- ton milled	40	49	31	42	4	4	4	5
	- R/kg	/ - $/oz	- produced	66,734	116,749	85,350	116,290	210	366	357	440
Total production costs	- R/kg	/ - $/oz	- produced	71,151	123,411	93,904	124,038	223	387	393	469
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/ - oz		1,303	676	900	711	41.88	21.72	28.94	22.87
Actual	- g	/ - oz		1,997	1,157	1,012	1,021	64.20	37.19	32.54	32.82
FINANCIAL RESULTS (MILLION)											
Gold income				287	186	113	544	29	19	15	66
Cost of sales				94	105	61	355	10	11	8	43
Cash operating costs				94	99	57	333	10	10	8	40
Other cash costs				-	-	-	-	-	-	-	-
Total cash costs				94	99	57	333	10	10	8	40
Retrenchment costs				-	-	-	-	-	-	-	-
Rehabilitation and other non-cash costs				-	-	-	-	-	-	-	-
Production costs				94	99	57	333	10	10	8	40
Amortisation of tangible assets				6	6	6	22	1	1	1	3
Inventory change				(6)	-	(2)	-	(1)	-	-	-
				193	82	52	189	19	8	7	23
Realised non-hedge derivatives and other commodity contracts				75	(1)	2	(146)	8	-	-	(19)
Gross profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts				267	81	54	43	27	8	7	4
Add back accelerated settlement of non-hedge derivatives				-	-	-	134	-	-	-	17
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives				267	81	54	177	27	8	7	21
Capital expenditure				-	1	-	6	-	-	-	1

Rounding of figures may result in computational discrepancies.



Southern Africa
WEST WITS

MPONENG				Quarter ended March 2009	Quarter ended December 2008	Quarter ended March 2008	Year ended December 2008	Quarter ended March 2009	Quarter ended December 2008	Quarter ended March 2008	Year ended December 2008
				Rand / Metric				Dollar / Imperial			
OPERATING RESULTS											
UNDERGROUND OPERATION											
Area mined	- 000 m^2	/ - 000 ft^2		75	90	84	359	811	963	899	3,859
Milled	- 000 tonnes	/ - 000 tons		414	475	412	1,863	456	524	454	2,054
Yield	- g/t	/ - oz/t		9.58	9.45	9.94	10.02	0.279	0.276	0.290	0.292
Gold produced	- kg	/ - oz (000)		3,967	4,492	4,093	18,672	128	144	132	600
Gold sold	- kg	/ - oz (000)		3,543	4,496	3,854	18,720	114	145	124	602
Total cash costs	- R	/ - $	- ton milled	743	671	608	655	68	61	73	73
	- R/kg	/ - $/oz	- produced	77,520	71,022	61,113	65,365	244	222	253	249
Total production costs	- R/kg	/ - $/oz	- produced	94,484	85,700	82,927	84,523	297	268	343	323
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/ - oz		264	279	240	266	8.50	8.96	7.70	8.55
Actual	- g	/ - oz		256	289	259	296	8.24	9.31	8.33	9.53
Target	- m^2	/ - ft^2		5.45	5.59	5.14	5.44	58.69	60.13	55.28	58.51
Actual	- m^2	/ - ft^2		4.86	5.77	5.29	5.69	52.37	62.09	56.96	61.25
FINANCIAL RESULTS (MILLION)											
Gold income				770	954	636	3,403	78	96	84	414
Cost of sales				335	385	320	1,582	34	39	42	194
Cash operating costs				306	317	248	1,213	31	32	33	148
Other cash costs				2	2	2	7	-	-	-	1
Total cash costs				308	319	250	1,221	31	32	33	149
Retrenchment costs				1	1	4	8	-	-	-	1
Rehabilitation costs				2	6	1	20	-	1	-	2
Production costs				310	327	255	1,248	31	33	34	153
Amortisation of tangible assets				65	58	84	330	7	6	11	41
Inventory change				(40)	-	(19)	4	(4)	-	(3)	-
				435	569	316	1,820	44	57	41	220
Realised non-hedge derivatives and other commodity contracts				193	25	88	(1,049)	20	3	11	(133)
Gross profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts				628	594	404	772	63	60	52	87
Add back accelerated settlement of non-hedge derivatives				-	-	-	1,116	-	-	-	141
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives				628	594	404	1,887	63	60	52	227
Capital expenditure				196	228	120	707	20	23	16	86

Rounding of figures may result in computational discrepancies.



Southern Africa

WEST WITS

SAVUKA			Quarter ended March 2009	Quarter ended December 2008	Quarter ended March 2008	Year ended December 2008	Quarter ended March 2009	Quarter ended December 2008	Quarter ended March 2008	Year ended December 2008
			Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS										
UNDERGROUND OPERATION										
Area mined	- 000 m²	/ - 000 ft²	15	14	13	63	161	156	140	675
Milled	- 000 tonnes	/ - 000 tons	81	81	75	328	89	90	83	361
Yield	- g/t	/ - oz/t	5.33	6.96	5.96	6.28	0.156	0.203	0.174	0.183
Gold produced	- kg	/ - oz (000)	432	566	448	2,057	14	18	14	66
Gold sold	- kg	/ - oz (000)	369	566	423	2,063	12	18	14	66
Total cash costs	- R	/ - $ - ton milled	767	566	526	670	70	52	64	75
	- R/kg	/ - $/oz - produced	143,876	81,339	88,349	106,748	452	255	367	411
Total production costs	- R/kg	/ - $/oz - produced	176,681	144,345	123,374	137,104	555	452	511	518
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	141	158	140	156	4.53	5.07	4.51	5.01
Actual	- g	/ - oz	132	170	146	158	4.24	5.48	4.69	5.09
Target	- m²	/ - ft²	5.29	5.62	4.42	5.32	56.89	60.51	47.62	57.26
Actual	- m²	/ - ft²	4.57	4.37	4.25	4.83	49.14	47.01	45.70	51.95
FINANCIAL RESULTS (MILLION)										
Gold income			84	121	70	375	8	12	9	45
Cost of sales			65	82	52	283	7	8	7	34
Cash operating costs			62	46	39	218	6	5	5	27
Other cash costs			-	-	-	2	-	-	-	-
Total cash costs			62	46	40	220	6	5	5	27
Retrenchment costs			1	-	1	2	-	-	-	-
Rehabilitation and other non-cash costs			-	14	-	15	-	1	-	1
Production costs			63	60	40	236	6	6	5	29
Amortisation of tangible assets			13	22	15	46	1	2	2	5
Inventory change			(11)	-	(3)	1	(1)	-	-	-
			18	39	18	92	2	4	2	11
Realised non-hedge derivatives and other commodity contracts			20	3	10	(100)	2	-	1	(13)
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts			39	42	27	(8)	4	4	3	(2)
Add back accelerated settlement of non-hedge derivatives			-	-	-	112	-	-	-	14
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives			39	42	27	104	4	4	3	12
Capital expenditure			21	25	21	89	2	2	3	11

Rounding of figures may result in computational discrepancies.



Southern Africa
WEST WITS

			Quarter ended March 2009	Quarter ended December 2008	Quarter ended March 2008	Year ended December 2008	Quarter ended March 2009	Quarter ended December 2008	Quarter ended March 2008	Year ended December 2008
TAUTONA			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
UNDERGROUND OPERATION										
Area mined	- 000 m²	/ - 000 ft²	34	35	42	164	365	376	452	1,769
Milled	- 000 tonnes	/ - 000 tons	233	254	259	1,106	257	280	286	1,220
Yield	- g/t	/ - oz/t	7.61	8.37	8.70	8.66	0.222	0.244	0.254	0.253
Gold produced	- kg	/ - oz (000)	1,774	2,126	2,258	9,580	57	68	73	308
SURFACE AND DUMP RECLAMATION										
Treated	- 000 tonnes	/ - 000 tons	140	169	123	493	154	186	136	544
Yield	- g/t	/ - oz/t	0.34	0.34	0.43	0.38	0.010	0.010	0.013	0.011
Gold produced	- kg	/ - oz (000)	48	57	53	189	2	2	2	6
TOTAL										
Yield [1]	- g/t	/ - oz/t	7.61	8.37	8.70	8.66	0.222	0.244	0.254	0.253
Gold produced	- kg	/ - oz (000)	1,822	2,184	2,311	9,769	59	70	74	314
Gold sold	- kg	/ - oz (000)	1,590	2,184	2,190	9,800	51	70	70	315
Total cash costs	- R	/ - $ - ton milled	599	536	562	595	55	49	68	67
	- R/kg	/ - $/oz - produced	122,643	103,961	93,118	97,483	385	325	386	374
Total production costs	- R/kg	/ - $/oz - produced	173,718	186,583	124,319	135,160	546	584	516	509
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	228	243	186	234	7.33	7.81	5.99	7.51
Actual	- g	/ - oz	179	209	185	214	5.76	6.73	5.93	6.89
Target	- m²	/ - ft²	3.78	4.25	3.40	4.11	40.66	45.70	36.59	44.20
Actual	- m²	/ - ft²	3.34	3.34	3.36	3.60	35.91	36.00	36.13	38.79
FINANCIAL RESULTS (MILLION)										
Gold income			353	469	361	1,794	36	47	48	220
Cost of sales			277	407	273	1,324	28	41	36	160
Cash operating costs			222	225	214	947	22	23	29	117
Other cash costs			1	2	1	6	-	-	-	1
Total cash costs			223	227	215	952	23	23	29	117
Retrenchment costs			2	2	9	16	-	-	1	2
Rehabilitation and other non-cash costs			1	58	1	63	-	6	-	6
Production costs			226	286	225	1,032	23	29	30	126
Amortisation of tangible assets			91	121	62	289	9	12	8	34
Inventory change			(39)	-	(14)	4	(4)	-	(2)	-
			76	62	88	470	8	6	11	59
Realised non-hedge derivatives and other commodity contracts			87	11	48	(600)	9	1	6	(76)
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts			163	72	135	(130)	16	7	17	(17)
Add back accelerated settlement of non-hedge derivatives			-	-	-	625	-	-	-	79
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives			163	72	135	495	16	7	17	62
Capital expenditure			98	147	91	491	10	15	12	60

[1] Total yield excludes the surface and dump reclamation.

Rounding of figures may result in computational discrepancies.



Southern Africa

NAVACHAB			Quarter ended March 2009	Quarter ended December 2008	Quarter ended March 2008	Year ended December 2008	Quarter ended March 2009	Quarter ended December 2008	Quarter ended March 2008	Year ended December 2008
			Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS										
OPEN-PIT OPERATION										
Volume mined	- 000 bcm	/ - 000 bcy	823	744	615	2,956	1,076	973	804	3,867
Mined	- 000 tonnes	/ - 000 tons	2,203	1,997	1,641	7,864	2,429	2,201	1,809	8,669
Treated	- 000 tonnes	/ - 000 tons	352	401	358	1,481	388	442	395	1,633
Stripping ratio	- t (mined total-mined ore) / t mined ore		5.47	3.84	9.65	5.39	5.47	3.84	9.65	5.39
Yield	- g/t	/ - oz/t	1.61	1.53	1.31	1.43	0.047	0.045	0.038	0.042
Gold produced	- kg	/ - oz (000)	569	614	469	2,126	18	20	15	68
Gold sold	- kg	/ - oz (000)	573	643	461	2,128	18	21	15	68
Total cash costs	- R/kg	/ - $/oz - produced	145,453	163,164	118,198	142,795	457	512	490	534
Total production costs	- R/kg	/ - $/oz - produced	163,586	186,190	142,749	160,623	514	584	591	601
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	480	539	436	485	15.45	17.31	14.03	15.60
Actual	- g	/ - oz	368	373	361	368	11.83	12.00	11.59	11.83
FINANCIAL RESULTS (MILLION)										
Gold income			156	141	84	327	16	14	11	39
Cost of sales			94	118	62	339	9	12	8	41
Cash operating costs			78	95	52	288	8	10	7	35
Other cash costs			5	5	4	16	1	1	-	2
Total cash costs			83	100	55	304	8	10	7	37
Rehabilitation and other non-cash costs			-	5	-	4	-	1	-	-
Production costs			83	105	55	307	8	11	7	37
Amortisation of tangible assets			10	9	12	34	1	1	2	4
Inventory change			1	4	(5)	(2)	-	-	(1)	-
			62	23	22	(12)	6	2	3	(2)
Realised non-hedge derivatives and other commodity contracts			-	-	-	-	-	-	-	-
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts			62	23	22	(12)	6	2	3	(2)
Add back accelerated settlement of non-hedge derivatives			-	-	-	67	-	-	-	8
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives			62	23	22	55	6	2	3	7
Capital expenditure			23	34	14	98	2	4	2	12

Rounding of figures may result in computational discrepancies.



Rest of Africa

IDUAPRIEM			Quarter ended March 2009	Quarter ended December 2008	Quarter ended March 2008	Year ended December 2008	Quarter ended March 2009	Quarter ended December 2008	Quarter ended March 2008	Year ended December 2008
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
OPEN-PIT OPERATION										
Mined	- 000 tonnes	/ - 000 tons	5,999	4,997	4,502	17,397	6,613	5,508	4,963	19,177
Treated	- 000 tonnes	/ - 000 tons	671	964	815	3,535	739	1,063	898	3,897
Stripping ratio	- t (mined total-mined ore) / t mined ore		5.09	4.15	4.13	3.86	5.09	4.15	4.13	3.86
Yield	- g/t	/ - oz/t	1.71	1.83	1.81	1.76	0.050	0.053	0.053	0.051
Gold in ore	- kg	/ - oz (000)	1,731	1,189	1,616	5,916	56	38	52	190
Gold produced	- kg	/ - oz (000)	1,147	1,761	1,471	6,221	37	57	47	200
Gold sold	- kg	/ - oz (000)	1,292	1,717	1,459	6,230	42	55	47	200
Total cash costs	- R/kg	/ - $/oz - produced	170,086	184,109	109,611	141,662	535	577	452	525
Total produced costs	- R/kg	/ - $/oz - produced	190,908	205,867	136,025	164,300	600	645	560	611
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	550	718	562	672	17.69	23.07	18.08	21.61
Actual	- g	/ - oz	453	679	568	600	14.55	21.83	18.27	19.30
FINANCIAL RESULTS (MILLION)										
Gold income			250	358	289	1,356	25	36	38	165
Cost of sales			247	352	187	1,007	25	36	25	121
Cash operating costs			182	306	150	830	18	31	20	99
Other cash costs			13	18	11	52	1	2	2	6
Total cash costs			195	324	161	881	20	33	21	105
Rehabilitation and other non-cash costs			4	(1)	7	3	-	-	1	-
Production costs			199	323	168	884	20	33	22	105
Amortisation of tangible assets			20	39	32	138	2	4	4	17
Inventory change			28	(11)	(13)	(15)	3	(1)	(2)	(1)
			3	6	102	349	-	1	13	44
Realised non-hedge derivatives and other commodity contracts			95	20	(23)	(514)	10	2	(3)	(65)
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts			98	26	78	(165)	10	3	10	(21)
Add back accelerated settlement of non-hedge derivatives			-	-	-	312	-	-	-	39
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives			98	26	78	147	10	3	10	19
Capital expenditure			38	150	58	448	4	16	8	54

Rounding of figures may result in computational discrepancies.



Rest of Africa

OBUASI			Quarter ended March 2009	Quarter ended December 2008	Quarter ended March 2008	Year ended December 2008	Quarter ended March 2009	Quarter ended December 2008	Quarter ended March 2008	Year ended December 2008
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
UNDERGROUND OPERATION										
Mined	- 000 tonnes	/ - 000 tons	492	517	435	1,923	543	570	479	2,119
Treated	- 000 tonnes	/ - 000 tons	562	564	506	2,096	619	622	558	2,311
Yield	- g/t	/ - oz/t	4.45	4.62	4.19	4.37	0.130	0.135	0.122	0.127
Gold produced	- kg	/ - oz (000)	2,501	2,605	2,123	9,151	80	84	68	294
SURFACE AND DUMP RECLAMATION										
Treated	- 000 tonnes	/ - 000 tons	737	883	861	3,455	813	974	949	3,808
Yield	- g/t	/ - oz/t	0.49	0.52	0.69	0.57	0.014	0.015	0.020	0.017
Gold produced	- kg	/ - oz (000)	361	457	595	1,956	12	15	19	63
TOTAL										
Yield [1]	- g/t	/ - oz/t	4.45	4.62	4.19	4.37	0.130	0.135	0.122	0.127
Gold produced	- kg	/ - oz (000)	2,862	3,062	2,718	11,107	92	98	87	357
Gold sold	- kg	/ - oz (000)	2,805	3,003	2,669	10,974	90	97	86	353
Total cash costs	- R/kg	/ - $/oz - produced	222,941	227,350	127,301	171,223	701	712	517	633
Total production costs	- R/kg	/ - $/oz - produced	273,155	280,492	185,552	224,223	858	879	755	834
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	233	219	196	211	7.49	7.03	6.29	6.79
Actual	- g	/ - oz	213	218	191	197	6.84	7.01	6.14	6.34
FINANCIAL RESULTS (MILLION)										
Gold income			547	611	546	2,626	55	62	72	321
Cost of sales			757	984	484	2,591	76	99	64	308
Cash operating costs			606	666	322	1,809	61	67	42	215
Other cash costs			32	31	22	93	3	3	3	11
Total cash costs			638	696	344	1,902	64	70	45	226
Retrenchment costs			1	-	-	-	-	-	-	-
Rehabilitation and other non-cash costs			8	(23)	27	16	1	(2)	4	3
Production costs			647	673	371	1,918	65	68	49	229
Amortisation of tangible assets			135	186	131	572	14	19	17	69
Inventory change			(25)	125	(18)	101	(2)	13	(2)	10
			(210)	(374)	63	35	(21)	(38)	8	13
Realised non-hedge derivatives and other commodity contracts			203	43	(50)	(1,098)	20	4	(6)	(139)
Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts			(7)	(330)	13	(1,063)	(1)	(33)	2	(126)
Add back accelerated settlement of non-hedge derivatives			-	-	-	513	-	-	-	65
Adjusted gross (loss) profit normalised for accelerated settlement of non-hedge derivatives			(7)	(330)	13	(550)	(1)	(33)	2	(61)
Capital expenditure			265	383	138	922	27	42	18	112

[1] Total yield represents underground operations.

Rounding of figures may result in computational discrepancies.



Rest of Africa

			Quarter ended March 2009	Quarter ended December 2008	Quarter ended March 2008	Year ended December 2008	Quarter ended March 2009	Quarter ended December 2008	Quarter ended March 2008	Year ended December 2008
SIGUIRI - Attributable 85%			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
OPEN-PIT OPERATION										
Mined	- 000 tonnes	/ - 000 tons	5,314	5,887	7,397	24,131	5,858	6,489	8,154	26,600
Treated	- 000 tonnes	/ - 000 tons	2,094	2,303	2,205	8,612	2,308	2,539	2,431	9,493
Stripping ratio	- t (mined total-mined ore) / t mined ore		1.13	0.95	1.21	1.13	1.13	0.95	1.21	1.13
Yield	- g/t	/ - oz/t	1.19	1.10	1.32	1.20	0.035	0.032	0.038	0.035
Gold produced	- kg	/ - oz (000)	2,499	2,533	2,901	10,350	80	81	93	333
Gold sold	- kg	/ - oz (000)	2,346	2,680	2,885	10,469	75	86	93	337
Total cash costs	- R/kg	/ - $/oz - produced	156,700	152,574	105,581	123,442	492	478	436	466
Total production costs	- R/kg	/ - $/oz - produced	173,970	177,449	128,764	143,801	547	556	529	542
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	558	448	590	502	17.95	14.41	18.97	16.13
Actual	- g	/ - oz	617	637	687	625	19.85	20.47	22.08	20.09
FINANCIAL RESULTS (MILLION)										
Gold income			498	561	558	2,297	50	57	74	282
Cost of sales			413	487	369	1,514	42	49	49	183
Cash operating costs			333	329	228	1,054	34	33	30	127
Other cash costs			59	58	79	224	6	6	10	28
Total cash costs			392	386	306	1,278	40	39	41	155
Rehabilitation and other non-cash costs			3	(11)	24	11	-	(1)	3	2
Production costs			394	375	330	1,289	40	38	44	157
Amortisation of tangible assets			40	74	43	200	4	7	6	24
Inventory change			(22)	37	(4)	26	(2)	4	-	3
			85	74	189	783	9	7	25	99
Realised non-hedge derivatives and other commodity contracts			134	29	(33)	(724)	14	3	(4)	(92)
Gross profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts			218	103	156	59	22	10	21	7
Add back accelerated settlement of non-hedge derivatives			-	-	-	379	-	-	-	48
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives			218	103	156	438	22	10	21	55
Capital expenditure			48	29	37	151	5	2	5	18

Rounding of figures may result in computational discrepancies.


AngloGold Ashanti

Rest of Africa

MORILA - Attributable 40% [1]				Quarter ended March 2009	Quarter ended December 2008	Quarter ended March 2008	Year ended December 2008	Quarter ended March 2009	Quarter ended December 2008	Quarter ended March 2008	Year ended December 2008
				Rand / Metric				Dollar / Imperial			
OPERATING RESULTS											
OPEN-PIT OPERATION											
Volume mined	- 000 bcm	/ - 000 bcy		487	608	840	2,890	637	795	1,099	3,781
Mined	- 000 tonnes	/ - 000 tons		1,397	1,664	2,280	7,952	1,540	1,834	2,514	8,766
Treated	- 000 tonnes	/ - 000 tons		421	440	403	1,718	464	485	444	1,893
Stripping ratio	- t (mined total-mined ore) / t mined ore			1.27	2.97	2.72	3.00	1.27	2.97	2.72	3.00
Yield	- g/t	/ - oz/t		2.92	3.31	3.12	3.08	0.085	0.096	0.091	0.090
Gold produced	- kg	/ - oz (000)		1,228	1,456	1,257	5,298	39	47	40	170
Gold sold	- kg	/ - oz (000)		1,153	1,438	1,283	5,446	37	46	41	175
Total cash costs	- R/kg	/ - $/oz	- produced	131,403	122,592	99,282	111,128	413	385	409	419
Total production costs	- R/kg	/ - $/oz	- produced	143,832	146,612	117,814	131,341	452	460	486	495
PRODUCTIVITY PER EMPLOYEE											
Target	- g	/ - oz		990	1,180	967	1,123	31.83	37.93	31.10	36.10
Actual	- g	/ - oz		938	1,021	823	873	30.14	32.84	26.46	28.05
FINANCIAL RESULTS (MILLION)											
Gold income				329	321	231	690	33	32	31	82
Cost of sales				163	215	149	710	16	22	20	86
Cash operating costs				137	152	105	503	14	15	14	61
Other cash costs				25	26	20	86	2	3	3	10
Total cash costs				161	179	125	589	16	18	17	71
Rehabilitation and other non-cash costs				-	(1)	-	(1)	-	-	-	-
Production costs				161	177	125	588	16	18	17	71
Amortisation of tangible assets				15	36	23	108	2	4	3	13
Inventory change				(14)	1	1	14	(1)	-	-	2
				166	107	83	(20)	17	11	11	(4)
Realised non-hedge derivatives and other commodity contracts				-	-	-	-	-	-	-	-
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts				166	107	83	(20)	17	11	11	(4)
Add back accelerated settlement of non-hedge derivatives				-	-	-	335	-	-	-	42
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives				166	107	83	315	17	11	11	38
Capital expenditure				1	5	1	9	-	1	-	1

[1] Morila is an equity accounted joint venture.

Rounding of figures may result in computational discrepancies.



Rest of Africa

SADIOLA - Attributable 38% [1]			Quarter ended March 2009	Quarter ended December 2008	Quarter ended March 2008	Year ended December 2008	Quarter ended March 2009	Quarter ended December 2008	Quarter ended March 2008	Year ended December 2008
			Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS										
OPEN-PIT OPERATION										
Volume mined	- 000 bcm	/ - 000 bcy	1,162	1,251	1,367	4,742	1,520	1,636	1,788	6,203
Mined	- 000 tonnes	/ - 000 tons	2,246	2,447	2,629	9,158	2,476	2,698	2,898	10,095
Treated	- 000 tonnes	/ - 000 tons	357	428	359	1,564	394	471	396	1,724
Stripping ratio	- t (mined total-mined ore) / t mined ore		4.64	3.02	2.52	2.95	4.64	3.02	2.52	2.95
Yield	- g/t	/ - oz/t	3.12	3.58	3.16	3.42	0.091	0.104	0.092	0.100
Gold produced	- kg	/ - oz (000)	1,113	1,530	1,135	5,357	36	49	36	172
Gold sold	- kg	/ - oz (000)	1,076	1,459	1,337	5,418	35	47	43	174
Total cash costs	- R/kg	/ - $/oz - produced	100,400	123,137	98,058	106,486	315	386	405	399
Total production costs	- R/kg	/ - $/oz - produced	123,397	186,097	129,199	148,948	388	583	534	554
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	739	791	651	720	23.76	25.42	20.93	23.15
Actual	- g	/ - oz	791	1,102	756	931	25.42	35.44	24.30	29.95
FINANCIAL RESULTS (MILLION)										
Gold income			305	321	250	619	31	32	33	73
Cost of sales			139	273	165	799	14	28	22	96
Cash operating costs			91	159	93	482	9	16	12	58
Other cash costs			21	29	18	88	2	3	2	11
Total cash costs			112	188	111	570	11	19	15	69
Rehabilitation and other non-cash costs			-	13	1	9	-	1	-	1
Production costs			112	202	113	579	11	20	15	69
Amortisation of tangible assets			26	83	34	219	3	8	5	26
Inventory change			1	(11)	19	1	-	(1)	3	-
			166	47	85	(180)	17	5	11	(23)
Realised non-hedge derivatives and other commodity contracts			-	-	-	-	-	-	-	-
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts			166	47	85	(180)	17	5	11	(23)
Add back accelerated settlement of non-hedge derivatives			-	-	-	402	-	-	-	51
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives			166	47	85	222	17	5	11	27
Capital expenditure			3	14	6	27	-	2	1	3

[1] Sadiola is an equity accounted joint venture.

Rounding of figures may result in computational discrepancies.



Rest of Africa

YATELA - Attributable 40% [1]			Quarter ended March 2009	Quarter ended December 2008	Quarter ended March 2008	Year ended December 2008	Quarter ended March 2009	Quarter ended December 2008	Quarter ended March 2008	Year ended December 2008
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
HEAP LEACH OPERATION										
Mined	- 000 tonnes	/ - 000 tons	939	977	1,023	4,061	1,035	1,077	1,128	4,476
Placed [2]	- 000 tonnes	/ - 000 tons	271	305	294	1,088	299	336	324	1,200
Stripping ratio	- t (mined total-mined ore) / t mined ore		2.86	5.15	14.47	7.09	2.86	5.15	14.47	7.09
Yield [3]	- g/t	/ - oz/t	2.73	2.60	2.17	2.66	0.080	0.076	0.063	0.078
Gold placed [4]	- kg	/ - oz (000)	739	793	637	2,895	24	25	20	93
Gold produced	- kg	/ - oz (000)	421	503	532	2,052	14	16	17	66
Gold sold	- kg	/ - oz (000)	414	479	588	2,050	13	15	19	66
Total cash costs	- R/kg	/ - $/oz - produced	174,214	178,973	125,581	151,165	547	561	522	572
Total production costs	- R/kg	/ - $/oz - produced	194,766	168,722	135,250	155,196	612	529	563	591
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	517	573	577	634	16.62	18.41	18.56	20.39
Actual	- g	/ - oz	560	665	620	618	17.99	21.38	19.94	19.86
FINANCIAL RESULTS (MILLION)										
Gold income			118	106	107	259	12	11	14	31
Cost of sales			86	77	79	312	9	8	11	38
Cash operating costs			65	80	59	277	7	8	8	34
Other cash costs			9	10	8	33	1	1	1	4
Total cash costs			73	90	67	310	7	9	9	38
Rehabilitation and other non-cash costs			4	(11)	1	(10)	-	(1)	-	(1)
Production costs			77	79	67	300	8	8	9	37
Amortisation of tangible assets			5	6	4	18	1	1	1	2
Inventory change			4	(8)	7	(7)	-	(1)	1	(1)
			32	29	28	(53)	3	3	4	(7)
Realised non-hedge derivatives and other commodity contracts			-	-	-	-	-	-	-	-
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts			32	29	28	(53)	3	3	4	(7)
Add back accelerated settlement of non-hedge derivatives			-	-	-	134	-	-	-	17
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives			32	29	28	81	3	3	4	10
Capital expenditure			(10)	11	5	23	(1)	1	1	3

[1] Yatela is an equity accounted joint venture.

[2] Tonnes / Tons placed on to leach pad.

[3] Gold placed / tonnes (tons) placed.

[4] Gold placed into leach pad inventory.

Rounding of figures may result in computational discrepancies.



Rest of Africa

GEITA			Quarter ended March 2009	Quarter ended December 2008	Quarter ended March 2008	Year ended December 2008	Quarter ended March 2009	Quarter ended December 2008	Quarter ended March 2008	Year ended December 2008
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
OPEN-PIT OPERATION										
Volume mined	- 000 bcm	/ - 000 bcy	4,334	4,934	5,443	19,829	5,669	6,454	7,120	25,936
Mined	- 000 tonnes	/ - 000 tons	12,285	13,728	14,316	52,794	13,542	15,132	15,780	58,195
Treated	- 000 tonnes	/ - 000 tons	917	963	1,193	4,270	1,011	1,061	1,315	4,707
Stripping ratio	- t (mined total-mined ore) / t mined ore		11.64	12.11	10.72	9.69	11.64	12.11	10.72	9.69
Yield	- g/t	/ - oz/t	1.50	1.68	1.66	1.92	0.044	0.049	0.048	0.056
Gold produced	- kg	/ - oz (000)	1,379	1,614	1,984	8,203	44	52	64	264
Gold sold	- kg	/ - oz (000)	1,363	1,638	1,860	8,088	44	53	60	260
Total cash costs	- R/kg	/ - $/oz - produced	323,980	294,552	174,653	193,392	1,018	921	717	728
Total production costs	- R/kg	/ - $/oz - produced	392,313	342,695	232,677	245,414	1,232	1,071	954	929
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	365	482	356	445	11.73	15.50	11.46	14.31
Actual	- g	/ - oz	226	254	317	329	7.25	8.16	10.20	10.58
FINANCIAL RESULTS (MILLION)										
Gold income			66	360	445	2,628	7	36	59	328
Cost of sales			532	930	441	2,534	54	94	58	301
Cash operating costs			426	453	328	1,500	43	46	43	181
Other cash costs			13	13	13	56	1	1	2	7
Total cash costs			439	466	340	1,555	44	47	45	188
Rehabilitation and other non-cash costs			-	(41)	11	(23)	-	(4)	1	(2)
Production costs			439	425	352	1,533	44	43	46	186
Amortisation of tangible assets			94	119	104	449	10	12	14	55
Inventory change			(2)	386	(15)	552	-	39	(2)	60
			(466)	(570)	4	94	(47)	(58)	1	27
Realised non-hedge derivatives and other commodity contracts			302	-	(102)	(1,639)	30	-	(14)	(207)
Gross loss excluding the effect of unrealised non-hedge derivatives and other commodity contracts			(164)	(570)	(98)	(1,545)	(17)	(58)	(13)	(181)
Add back accelerated settlement of non-hedge derivatives			-	-	-	491	-	-	-	62
Adjusted gross loss normalised for accelerated settlement of non-hedge derivatives			(164)	(570)	(98)	(1,054)	(17)	(58)	(13)	(119)
Capital expenditure			22	105	25	433	2	10	3	53

Rounding of figures may result in computational discrepancies.



Australia

SUNRISE DAM			Quarter ended March 2009	Quarter ended December 2008	Quarter ended March 2008	Year ended December 2008	Quarter ended March 2009	Quarter ended December 2008	Quarter ended March 2008	Year ended December 2008
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
UNDERGROUND OPERATION										
Mined	- 000 tonnes	/ - ooo tons	143	246	119	668	158	271	131	736
Treated	- 000 tonnes	/ - 000 tons	217	179	125	513	239	197	138	566
Yield	- g/t	/ - oz/t	4.97	4.11	4.95	4.40	0.145	0.120	0.144	0.128
Gold produced	- kg	/ - oz (000)	1,077	736	619	2,261	35	24	20	73
OPEN-PIT OPERATION										
Volume mined	- 000 bcm	/ - 000 bcy	1,398	1,638	2,840	9,146	1,829	2,142	3,715	11,963
Treated	- 000 tonnes	/ - 000 tons	705	824	752	3,239	777	908	829	3,570
Stripping ratio	- t (mined total-mined ore) / t mined ore		27.83	(21.82)	10.95	15.28	27.83	(21.82)	10.95	15.28
Yield	- g/t	/ - oz/t	2.78	2.33	4.10	3.46	0.081	0.068	0.120	0.101
Gold produced	- kg	/ - oz (000)	1,964	1,915	3,088	11,216	63	62	99	361
TOTAL										
Yield [1]	- g/t	/ - oz/t	2.78	2.33	4.10	3.46	0.081	0.068	0.120	0.101
Gold produced	- kg	/ - oz (000)	3,041	2,651	3,707	13,477	98	85	119	433
Gold sold	- kg	/ - oz (000)	2,945	2,734	3,583	13,455	95	88	115	433
Total cash costs	- R/kg	/ - $/oz - produced	182,648	154,754	111,183	138,295	574	486	455	531
Total production costs	- R/kg	/ - $/oz - produced	225,777	188,295	135,374	165,643	709	590	556	635
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	1,719	2,678	3,824	3,384	55.26	86.09	122.95	108.81
Actual	- g	/ - oz	2,304	2,150	2,878	2,741	74.06	69.12	92.54	88.12
FINANCIAL RESULTS (MILLION)										
Gold income			626	937	727	2,338	63	94	96	280
Cost of sales			680	504	485	2,226	69	51	64	274
Cash operating costs			534	394	391	1,787	54	40	51	220
Other cash costs			21	17	21	77	2	2	3	9
Total cash costs			555	410	412	1,864	56	41	54	230
Rehabilitation and other non-cash costs			36	4	-	10	4	-	-	1
Production costs			592	415	412	1,873	60	42	54	231
Amortisation of tangible assets			95	85	90	359	10	8	12	44
Inventory change			(6)	5	(17)	(7)	(1)	-	(2)	(1)
			(54)	433	242	112	(5)	44	33	6
Realised non-hedge derivatives and other commodity contracts			171	(345)	(74)	(592)	17	(35)	(10)	(66)
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts			118	88	168	(480)	12	9	23	(61)
Add back accelerated settlement of non-hedge derivatives			-	-	-	736	-	-	-	93
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives			118	88	168	256	12	9	23	32
Capital expenditure			49	46	31	159	5	5	4	19

[1] Total yield excludes the underground operations.

Rounding of figures may result in computational discrepancies.



South America

			Quarter ended March 2009	Quarter ended December 2008	Quarter ended March 2008	Year ended December 2008	Quarter ended March 2009	Quarter ended December 2008	Quarter ended March 2008	Year ended December 2008
CERRO VANGUARDIA - Atrributable 92.50%			**Rand / Metric**				**Dollar / Imperial**			
OPERATING RESULTS										
OPEN-PIT OPERATION										
Mined	- 000 tonnes	/ - 000 tons	5,211	5,397	5,786	22,902	5,745	5,949	6,378	25,245
Treated	- 000 tonnes	/ - 000 tons	212	235	224	883	233	260	247	973
Stripping ratio	- t (mined total-mined ore) / t mined ore		23.14	22.72	23.87	27.50	23.14	22.72	23.87	27.50
Yield	- g/t	/ - oz/t	6.98	7.44	3.82	5.44	0.203	0.217	0.111	0.159
Gold in ore	- kg	/ - oz (000)	1,561	1,822	907	5,070	50	59	29	163
Gold produced	- kg	/ - oz (000)	1,476	1,752	856	4,799	47	56	28	154
Gold sold	- kg	/ - oz (000)	1,106	1,528	1,457	5,169	36	49	47	166
Total cash costs	- R/kg	/ - $/oz - produced	127,374	148,071	132,332	162,345	400	464	553	608
Total production costs	- R/kg	/ - $/oz - produced	162,697	183,107	166,287	202,598	511	573	692	757
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	579	982	582	764	18.61	31.59	18.71	24.58
Actual	- g	/ - oz	702	822	417	559	22.56	26.43	13.39	17.98
FINANCIAL RESULTS (MILLION)										
Gold income			333	367	293	910	34	37	38	108
Cost of sales			191	313	198	1,002	19	31	26	120
Cash operating costs			162	229	85	682	16	23	12	82
Other cash costs			26	30	28	97	3	3	4	12
Total cash costs			188	259	113	779	19	26	15	94
Rehabilitation and other non-cash costs			-	6	5	54	-	1	1	7
Production costs			188	265	118	833	19	27	16	100
Amortisation of tangible assets			52	56	24	139	5	6	3	16
Inventory change			(49)	(8)	56	30	(5)	(1)	7	4
			142	55	94	(93)	14	6	12	(13)
Realised non-hedge derivatives and other commodity contracts			(37)	(38)	(35)	(139)	(4)	(4)	(5)	(17)
Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts			104	17	59	(231)	11	2	7	(30)
Add back accelerated settlement of non-hedge derivatives			-	-	-	144	-	-	-	18
Adjusted gross profit (loss) normalised for accelerated settlement of non-hedge derivatives			104	17	59	(87)	11	2	7	(12)
Capital expenditure			15	36	34	125	2	4	5	15

Rounding of figures may result in computational discrepancies.



South America

ANGLOGOLD ASHANTI BRASIL MINERAÇÃO			Quarter ended March 2009	Quarter ended December 2008	Quarter ended March 2008	Year ended December 2008	Quarter ended March 2009	Quarter ended December 2008	Quarter ended March 2008	Year ended December 2008
			Rand / Metric				Dollar / Imperial			
OPERATING RESULTS										
UNDERGROUND OPERATION										
Mined	- 000 tonnes	/ - 000 tons	318	304	304	1,203	351	335	335	1,326
Treated	- 000 tonnes	/ - 000 tons	320	305	308	1,186	353	336	340	1,307
Yield	- g/t	/ - oz/t	6.43	7.77	6.77	7.62	0.187	0.227	0.198	0.222
Gold produced	- kg	/ - oz (000)	2,059	2,372	2,086	9,034	66	76	67	290
HEAP LEACH OPERATION										
Mined	- 000 tonnes	/ - 000 tons	739	1,164	684	4,363	815	1,283	754	4,809
Placed [1]	- 000 tonnes	/ - 000 tons	28	46	43	225	31	50	48	248
Stripping ratio	- t (mined total-mined ore) / t mined ore		25.58	25.05	14.41	18.40	25.58	25.05	14.41	18.40
Yield [2]	- g/t	/ - oz/t	2.30	3.16	5.26	3.63	0.067	0.092	0.153	0.106
Gold placed [3]	- kg	/ - oz (000)	64	144	227	816	2	5	7	26
Gold produced	- kg	/ - oz (000)	62	224	165	926	2	7	5	30
TOTAL										
Yield [4]	- g/t	/ - oz/t	6.43	7.77	6.77	7.62	0.187	0.227	0.198	0.222
Gold produced	- kg	/ - oz (000)	2,121	2,596	2,251	9,960	68	83	72	320
Gold sold	- kg	/ - oz (000)	2,158	2,696	2,432	10,464	69	87	78	336
Total cash costs	- R/kg	/ - $/oz - produced	91,588	74,764	76,600	78,701	288	234	316	300
Total production costs	- R/kg	/ - $/oz - produced	139,410	115,725	113,174	113,696	438	363	467	432
PRODUCTIVITY PER EMPLOYEE										
Target	- g	/ - oz	426	534	540	558	13.71	17.17	17.37	17.93
Actual	- g	/ - oz	429	582	504	558	13.80	18.71	16.21	17.94
FINANCIAL RESULTS (MILLION)										
Gold income			543	673	483	1,673	55	68	65	200
Cost of sales			294	323	249	1,165	30	33	33	142
Cash operating costs			188	187	167	759	19	19	22	93
Other cash costs			7	7	6	25	1	1	1	3
Total cash costs			194	194	172	784	20	20	23	96
Rehabilitation and other non-cash costs			-	(5)	7	(3)	-	-	1	-
Production costs			194	189	179	781	20	19	24	96
Amortisation of tangible assets			101	111	75	351	10	11	10	42
Inventory change			(1)	23	(6)	32	-	2	-	4
			248	350	234	509	25	35	31	58
Realised non-hedge derivatives and other commodity contracts			40	(79)	(50)	(380)	4	(8)	(6)	(46)
Gross profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts			288	271	184	129	29	27	25	12
Add back accelerated settlement of non-hedge derivatives			-	-	-	647	-	-	-	82
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives			288	271	184	776	29	27	25	94
Capital expenditure			123	129	123	565	12	12	16	69

[1] Tonnes / Tons placed onto leach pad.
[2] Gold placed / tonnes (tons) placed.
[3] Gold placed into leach pad inventory.
[4] Total yield represents underground operations.

Rounding of figures may result in computational discrepancies.



South America

SERRA GRANDE - Attributable 50%		Quarter ended March 2009	Quarter ended December 2008	Quarter ended March 2008	Year ended December 2008	Quarter ended March 2009	Quarter ended December 2008	Quarter ended March 2008	Year ended December 2008
		Rand / Metric				**Dollar / Imperial**			
OPERATING RESULTS									
UNDERGROUND OPERATION									
Mined	- 000 tonnes / - 000 tons	91	86	83	334	101	94	91	368
Treated	- 000 tonnes / - 000 tons	82	86	78	310	90	95	86	341
Yield	- g/t / - oz/t	3.65	8.00	7.19	7.58	0.106	0.233	0.210	0.221
Gold produced	- kg / - oz (000)	298	686	561	2,349	10	22	18	76
OPEN-PIT OPERATION									
Mined	- 000 tonnes / - 000 tons	182	218	129	764	200	241	143	843
Treated	- 000 tonnes / - 000 tons	8	16	21	86	9	18	23	95
Stripping ratio	- t (mined total-mined ore) / t mined ore	9.00	8.11	4.19	6.73	9.00	8.11	4.19	6.73
Yield	- g/t / - oz/t	3.96	3.92	3.85	4.20	0.116	0.114	0.112	0.122
Gold in ore	- kg / - oz (000)	34	71	86	404	1	2	3	13
Gold produced	- kg / - oz (000)	31	64	80	360	1	2	3	12
TOTAL									
Yield [1]	- g/t / - oz/t	3.65	8.00	7.19	7.58	0.106	0.233	0.210	0.221
Gold produced	- kg / - oz (000)	328	750	641	2,709	11	24	21	87
Gold sold	- kg / - oz (000)	421	676	621	2,693	14	22	20	87
Total cash costs	- R/kg / - $/oz - produced	158,853	82,975	70,185	77,872	499	260	290	294
Total production costs	- R/kg / - $/oz - produced	205,445	114,416	94,042	104,690	646	359	388	394
PRODUCTIVITY PER EMPLOYEE									
Target	- g / - oz	368	690	680	705	11.85	22.18	21.85	22.67
Actual	- g / - oz	305	745	700	716	9.80	23.95	22.49	23.04
FINANCIAL RESULTS (MILLION)									
Gold income		100	150	136	450	10	15	18	54
Cost of sales		74	79	59	280	7	8	8	34
Cash operating costs		49	58	42	196	5	6	6	24
Other cash costs		4	4	3	15	-	-	-	2
Total cash costs		52	62	45	211	5	6	6	26
Rehabilitation and other non-cash costs		-	-	1	1	-	-	-	-
Production costs		52	63	46	212	5	6	6	26
Amortisation of tangible assets		15	23	15	72	2	2	2	9
Inventory change		6	(7)	(1)	(4)	1	(1)	-	-
		26	71	77	170	3	7	10	20
Realised non-hedge derivatives and other commodity contracts		11	(3)	(22)	(91)	1	-	(3)	(11)
Gross profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts		38	68	55	79	4	7	7	9
Add back accelerated settlement of non-hedge derivatives		-	-	-	134	-	-	-	17
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives		38	68	55	213	4	7	7	26
Capital expenditure		72	66	27	168	7	7	4	20

[1] Total yield represents underground operations.

Rounding of figures may result in computational discrepancies.


AngloGold Ashanti

North America

CRIPPLE CREEK & VICTOR	Quarter ended March 2009	Quarter ended December 2008	Quarter ended March 2008	Year ended December 2008	Quarter ended March 2009	Quarter ended December 2008	Quarter ended March 2008	Year ended December 2008
	Rand / Metric				Dollar / Imperial			
OPERATING RESULTS								
HEAP LEACH OPERATION								
Mined - 000 tonnes / - 000 tons	12,204	11,571	11,532	46,330	13,453	12,755	12,711	51,071
Placed [1] - 000 tonnes / - 000 tons	5,306	5,511	5,071	22,149	5,849	6,075	5,590	24,415
Stripping ratio - t (mined total-mined ore) / t mined ore	1.32	1.16	1.16	1.12	1.32	1.16	1.16	1.12
Yield [2] - g/t / - oz/t	0.46	0.48	0.54	0.49	0.013	0.014	0.016	0.014
Gold placed [3] - kg / - oz (000)	2,417	2,641	2,749	10,784	78	85	88	347
Gold produced - kg / - oz (000)	1,736	2,422	1,791	8,016	56	78	58	258
Gold sold - kg / - oz (000)	1,789	2,380	1,825	7,972	58	77	59	256
Total cash costs [4] - R/kg / - $/oz - produced	106,971	102,980	68,916	83,448	336	322	284	309
Total production costs - R/kg / - $/oz - produced	141,245	137,163	94,354	111,667	444	429	389	413
PRODUCTIVITY PER EMPLOYEE								
Target - g / - oz	1,600	2,440	1,747	2,210	51.43	78.44	56.16	71.06
Actual - g / - oz	1,621	2,318	1,750	1,909	52.12	74.51	56.28	61.39
FINANCIAL RESULTS (MILLION)								
Gold income	243	531	369	1,984	24	53	48	240
Cost of sales	245	332	169	895	25	33	22	106
Cash operating costs	346	328	212	1,054	35	33	28	127
Other cash costs	17	1	10	38	2	-	1	5
Total cash costs	363	329	222	1,092	37	33	29	132
Rehabilitation and other non-cash costs	-	29	11	67	-	3	1	8
Production costs	363	357	232	1,158	37	36	31	140
Amortisation of tangible assets	71	71	54	243	7	7	7	30
Inventory change	(189)	(96)	(117)	(506)	(19)	(10)	(16)	(63)
	(3)	198	200	1,089	-	20	26	134
Realised non-hedge derivatives and other commodity contracts	232	(3)	(33)	(934)	23	-	(4)	(118)
Gross profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts	229	195	167	155	23	20	22	16
Add back accelerated settlement of non-hedge derivatives	-	-	-	446	-	-	-	56
Adjusted gross profit normalised for accelerated settlement of non-hedge derivatives	229	195	167	601	23	20	22	73
Capital expenditure	79	36	90	221	8	3	12	27

[1] Tonnes / Tons placed onto leach pad.
[2] Gold placed / tonnes (tons) placed.
[3] Gold placed into leach pad inventory.
[4] Total cash cost calculation includes inventory change.

Rounding of figures may result in computational discrepancies.





ANGLOGOLD ASHANTI

Administrative information

ANGLOGOLD ASHANTI LIMITED

Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

Share codes:
ISIN: ZAE000043485

JSE:	ANG
LSE:	AGD
NYSE:	AU
ASX:	AGG
GhSE (Shares):	AGA
GhSE (GhDS):	AAD
Euronext Paris:	VA
Euronext Brussels:	ANG

JSE Sponsor: UBS

Auditors: Ernst & Young Inc

Offices

Registered and Corporate

76 Jeppe Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 21 772190
Fax: +233 21 778155

United Kingdom Secretaries
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
E-mail: jane.kirton@corpserv.co.uk

Directors

Executive
M Cutifani ~ (Chief Executive Officer)
S Venkatakrishnan *

Non-Executive
R P Edey * (Chairman)
Dr T J Motlatsi (Deputy Chairman)
F B Arisman #
R E Bannerman † (1)
J H Mensah † (1)
W A Nairn
Prof W L Nkuhlu
S M Pityana

* British # American † Ghanaian
~ Australian

(1) Retires from the board on 15 May 2009

Officers
Company Secretary: Ms L Eatwell

Investor Relations Contacts

South Africa
Sicelo Ntuli
Telephone: +27 11 637 6339
Fax: +27 11 637 6400
E-mail: sntuli@AngloGoldAshanti.com

United States
Stewart Bailey
Telephone: +1 646 717-3978
E-mail: sbailey@AngloGoldAshanti.com

General E-mail enquiries
investors@AngloGoldAshanti.com

AngloGold Ashanti website
http://www.AngloGoldAshanti.com

Company secretarial E-mail
Companysecretary@AngoGoldAshanti.com

AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

PRINTED BY INCE (PTY) LIMITED

Share Registrars

South Africa
Computershare Investor Services (Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
web.queries@computershare.co.za

United Kingdom
Computershare Investor Services PLC
PO Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 702 0000
Fax: +44 870 703 6119

Australia
Computershare Investor Services Pty Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (in Australia)
Fax: +61 8 9323 2033

Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 21 229664
Fax: +233 21 229975

ADR Depositary
The Bank of New York Mellon ("BoNY")
BNY Shareowner Services
PO Box 358016
Pittsburgh, PA 15252-8016
United States of America
Telephone: +1 800 522 6645 (Toll free in USA) or +1 201 680 6578 (outside USA)
E-mail: shrrelations@mellon.com
Website:
www.bnymellon.com.com\shareowner

Global BuyDIRECT℠
BoNY maintains a direct share purchase and dividend reinvestment plan for ANGLOGOLD ASHANTI.
Telephone: +1-888-BNY-ADRS

Certain statements made in this communication, including, without limitation, those concerning AngloGold Ashanti's strategy to reduce its gold hedging position including the extent and effects of the reduction, the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the completion and commencement of commercial operations of certain of AngloGold Ashanti's exploration and production projects and completion of acquisitions and dispositions, AngloGold Ashanti's liquidity and capital resources, and expenditure and the outcome and consequences of any pending litigation proceedings, contain certain forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of such factors, refer to AngloGold Ashanti's annual report for the year ended 31 December 2008, which was distributed to shareholders on 27 March 2009 and the company's annual report on Form 20-F, filed with the Securities and Exchange Commission in the United States on May 5, 2009 and amended on May 6, 2009. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today's date or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglgoldashanti.com and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: May 15, 2009

By: /s/ L Eatwell_____
Name: L EATWELL
Title: Company Secretary